As filed with the Securities and Exchange Commission on June 22, 2007
Registration No. 333-[ • ]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Innuity, Inc.
(Name of small business issuer in its charter)

Utah	7372	87-0370820
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

8644 154th Avenue NE
Redmond, Washington 98052
(425) 497-9909
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John R. Wall
Chief Executive Officer
Innuity, Inc.
8644 154th Avenue NE
Redmond, Washington 98052
(425) 497-9909
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

W. Michael Hutchings
Kristi L. Darnell-Weichelt
DLA Piper US LLP
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104
(206) 839-4800

Approximate date of commencement of proposed sale to the public:  From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Share	Offering Price	Fee
Common Stock, $0.00025 par value per share	4,547,555(1)	$0.30(2)	$1,364,267	$42

(1)	Consists of shares of the registrant’s common stock that is currently issued and outstanding as well as the registrant’s common stock issuable upon the exercise of outstanding warrants to purchase shares of the registrant’s common stock, each as described in the prospectus. The number of shares issuable upon exercise of the warrants are subject to adjustment to prevent dilution resulting from stock splits, stock dividends, antidilution provisions or similar dilutive events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or resulting from stock splits, stock dividends, antidilution provisions or similar dilutive events.

(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based on the average of the high and low prices of the registrant’s common stock as reported on the Over-the-Counter Bulletin Board on June 8, 2007.

(3)	Pursuant to Rule 457(g) under the Securities Act of 1933, no separate registration fee is required for the warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell any of the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 22, 2007

Innuity, Inc.

4,547,555 Shares of Common Stock

This prospectus relates to the resale of up to 4,547,555 shares of common stock of Innuity, Inc. by certain persons who are stockholders of Innuity. The selling stockholders listed on page 53 may use this prospectus to offer and resell from time to time up to 4,547,555 shares of our common stock for their own accounts. The number of shares these stockholders and warrant holders may sell includes shares of common stock that are currently issued and outstanding as well as shares of common stock that they may receive if they exercise their warrants. Registration does not necessarily mean that the selling stockholders will offer or sell the shares. All expenses of registration incurred in connection with this offering are being borne by us, but the selling stockholders will bear all underwriting discounts and commissions incurred in connection with the offering and sale of the shares to the public.

The prices at which the selling stockholders may sell the shares covered by this prospectus will be determined by the prevailing market price for the shares or in negotiated transactions. These prices will fluctuate based on the demand for the shares of common stock.

We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering, but we will receive the exercise price of the warrants if the warrants are exercised for cash.

Our common stock is quoted on the OTC Bulletin Board under the symbol “INNU.OB.” On June 8, 2007, the last reported sale price of our common stock on the OTC Bulletin Board was $0.30 per share.

Investing in any of our securities is highly speculative and involves a high degree of risk. You should carefully consider the risk and uncertainties in the section entitled “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is [ • ], 2007.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless the context provides otherwise, the terms “INNU,” “we,” “us,” “our,” and the “Company,” as used in this prospectus, refer to Innuity, Inc., a Utah corporation, and its consolidated subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.innuity.com.

This prospectus is part of a registration statement on Form SB-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

•	read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC’s public reference rooms; or

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. We urge you to read the entire prospectus carefully before making an investment decision.

Company Overview

Innuity is a Software as a Service (SaaS) company that designs, acquires, and integrates applications to deliver solutions for small business. We deliver our Internet technology applications and solutions through our Innuity Velocitytm Internet technology platform. Employing proprietary technology and integration processes, our Velocity Internet technology platform provides small businesses the opportunity to choose applications that are right for their businesses — individually or as an integrated suite — with minimum initial start-up costs and maintenance. With our use-based pricing, small businesses pay a monthly subscription fee for the applications they choose to use.

Our business currently has two operating divisions, Promotion and Commerce, each of which is focused on a critical business process. The applications and solutions offered by our Promotion division help small businesses market and promote their products and services, while the offerings of our Commerce division can facilitate and improve a small business’ selling processes and transaction processing capabilities.

Corporate Information

Our corporate headquarters are located at 8644 154th Avenue NE, Redmond, Washington 98052, and our telephone number is (425) 497-9909. Our website is at http://www.innuity.com. The information contained in our website is not incorporated by reference into this prospectus. Our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, and current reports on Form 8-K, and any amendments to those reports, are available free of charge on our website as soon as reasonably practicable after we file them with the Securities and Exchange Commission.

The Offering

Securities offered	4,547,555 shares**

Common stock outstanding	21,779,665 shares as of June 8, 2007

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders.

OTC Bulletin Board symbol	INNU.OB

Risk factors	The offering involves a high degree of risk. Please refer to “Risk Factors” beginning on page 5 for a description of the risk factors you should consider.

**	4,547,555 shares of common stock, including 3,205,424 shares underlying warrants, convertible debt and interest. The number of shares that will be outstanding after the offering is based on 21,779,665 shares of our common stock outstanding as of June 8, 2007, and

•	excludes 2,565,663 shares of common stock issuable upon exercise of options outstanding at June 8, 2007 under our stock option plans; and

•	assumes the exercise of outstanding warrants.

Recent Developments

On May 3, 2007, we entered into a securities purchase agreement with Imperium Master Fund, Ltd. pursuant to which we raised $2.0 million through a private placement of 15% senior secured notes and warrants to purchase up to 1,128,164 shares of our common stock at an exercise price of $0.01 per share. The warrants are exercisable for a period of three years.

We received $1.0 million on May 3, 2007, and we received the second $1.0 million on May 24, 2007, pursuant to an additional note purchase and global amendment agreement with Imperium.

The notes bear interest at 15% per annum, payable monthly, and are due May 3, 2008. In connection with the financing, we granted Imperium a security interest in all of our assets, including our equity interests in Vista.com, our wholly-owned subsidiary, and Jadeon, Inc., a wholly-owned subsidiary of Vista.com.

Under the terms of the purchase agreement, until such time as the warrants are no longer outstanding, if we issue securities in a subsequent financing we agreed to issue to Imperium, for no consideration, an amount of each type of security being issued in such financing to prevent dilution resulting from such financing.

The placement agent for the financing was Kaufman Bros., L.P. Under the terms of our engagement agreement, we agreed to pay Kaufman Bros. a cash fee equal to six percent of the aggregate proceeds raised in the financing and warrants to purchase 56,408 shares of our common stock for $0.01 per share for services rendered as placement agent.

On April 2, 2007, we issued an aggregate of 7,400,000 shares of our common stock to Mercatus & Partners, Limited . The shares were delivered to a financial institution to be held in escrow until the closing of the transaction. The price to be paid for these shares was to be at a discount to the average of the last sales price for our common stock for the ten days immediately proceeding the closing of the transaction. No proceeds were received with this transaction and the 7,400,000 shares issued under the restricted securities purchase agreement were recalled pursuant to the provisions of the agreement. All 7,400,000 shares were returned to us in June 2007.

Robert K. Bench resigned as our Chief Financial Officer effective June 18, 2007. Mr. Bench intends to continue serving as an advisor to us during the transition period of our replacement Chief Financial Officer. On June 18, 2007, our board of directors appointed Linden N. Barney, age 45, as our new Chief Financial Officer. Mr. Barney has been our Vice President of Finance since March 2006. Before joining Innuity, Mr. Barney was with Sento Corporation for eight years, serving as its corporate controller from 2000 to 2006. Mr. Barney is a certified public accountant with over ten years of public accounting experience.

Selected Financial Data

The following selected financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

SUMMARY OPERATING INFORMATION

	Three Months
	Ended	Year Ended
	March 31,	December 31,
	2007	2006
	(Unaudited)

REVENUES	$5,286,741	$21,684,279
OPERATING EXPENSES
Cost of product sales	1,643,973	6,761,494
Cost of services	1,814,721	7,261,588
General and administrative	1,329,874	6,634,587
Selling and marketing	1,243,171	5,313,385
Research and development	461,165	1,423,679
Royalty expense	—	1,247,246
Amortization expense	250,587	958,045

Total operating expenses	6,743,491	29,600,024

Operating loss before income taxes	1,456,750	7,915,745
Interest Expense	(97,955)	(627,927)
Other income (expense)	—	69,984

Net loss	$(1,554,750)	$(8,473,688)

Earnings per share:
Weighted average number of shares Outstanding Basic and diluted	21,446,188	19,555,243
Net loss per share of common stock Basic and diluted	$(0.07)	$(0.43)

SUMMARY BALANCE SHEET DATA

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)
	(In thousands)

Cash and Cash Equivalents	$233	$307
Working Capital Deficit	(7,772)	(7,284)
Total Assets	7,085	7,343
Total Liabilities	11,465	10,923
Total Stockholders’ Deficit	(4,380)	(3,580)

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements and information related to our business that are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-KSB, Form 10-QSB and Form 8-K reports to the Securities and Exchange Commission. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the Securities and Exchange Commission, could also adversely affect us.

RISK FACTORS

An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

Risks Related to this Offering

Shares of our common stock may continue to be subject to price volatility and illiquidity because our shares may continue to be thinly traded and may never become eligible for trading on a national securities exchange.

Although a trading market for our common stock exists, the trading volume has historically been insignificant, and an active trading market for our common stock may never develop. There currently is no analyst coverage of our business. We do not have very many shares of common stock outstanding and the amount of shares in our public “float” will continue to be limited due to the applicability of resale restrictions under applicable securities laws on shares issued to the former shareholders of Vista.com and the fact that significant portions of our outstanding shares are held by our officers, directors or major shareholders. As a result of the thin trading market for our common stock, and the lack of analyst coverage, the market price for our shares may continue to fluctuate significantly, and will likely be more volatile than the stock market as a whole. There may be a limited demand for shares of our common stock due to the reluctance or inability of certain investors to buy stocks quoted for trading on the OTC Bulletin Board (OTCBB), lack of analyst coverage of our common stock, and a negative perception by investors of stocks traded on the OTCBB; as a result, even if prices appear favorable, there may not be sufficient demand in order to complete a shareholder’s sell order. Without an active public trading market or broader public ownership, shares of our common stock are likely to be less liquid than the stock of most public companies, and any of our shareholders who attempt to sell their shares in any significant volumes may not be able to do so at all, or without depressing the publicly quoted bid prices for their shares.

In addition, while we may at some point be able to meet the requirements necessary for our common stock to be listed on a national securities exchange, we cannot assure you that we will ever achieve a listing of our common stock on a national securities exchange. Initial listing on a national securities exchanges is subject to a variety of requirements, including minimum trading price and minimum public “float” requirements, and could also be affected by the general skepticism of such markets concerning companies that are the result of mergers with inactive publicly-held companies. There are also continuing eligibility requirements for companies listed on public trading markets. If we are unable to satisfy the initial or continuing eligibility requirements of any such market, then our stock may not be listed or could be delisted. This could result in a lower trading price for our common stock and may limit your ability to sell your shares, any of which could result in you losing some or all of your investments.

Future sales of shares of our common stock may decrease the price for such shares.

The one-year holding period requirement under Rule 144 expired on November 9, 2006, with respect to the shares of our common stock issued to former shareholders of Vista.com, Inc. in the merger of our wholly-owned subsidiary, Vista Acquisition Corp. into Vista.Com, Inc., on November 9, 2005. Therefore those previously issued shares of common stock are eligible for resale on the open market, many without any restrictions as to size or frequency of such sales. Actual sales, or the prospect of sales by our shareholders, may have a negative effect on the market price of the shares of our common stock. We may also register certain shares of our common stock that are subject to outstanding warrants, convertible promissory notes and stock options, or reserved for issuance under our stock option plans. Once such shares are registered, they can be freely sold in the public market upon exercise of the options. If any of our shareholders either individually or in the aggregate cause a large number of securities to be sold in the public market, or if the market perceives that these holders intend to sell a large number of securities, such sales or anticipated sales could result in a substantial reduction in the trading price of shares of our common stock and could also impede our ability to raise future capital.

Our stock price may be volatile, and you may lose some or all of your investment.

The trading prices of the stock of companies in the Internet industry, as well as shares of companies listed on the OTCBB, have been highly volatile. Accordingly, the trading price of our common stock is likely to be subject to wide fluctuations. Factors affecting the trading price of our common stock may include, among other things:

•	variations in our operating results;

•	recruitment or departure of key personnel;

•	changes in estimates of our operating results, or changes in recommendations by any securities analysts that may follow us;

•	sales of our common stock, particularly sales by officers, directors and significant shareholders; or

•	conditions in our industry, the industries of our customers and the economy as a whole.

Risks related to our Business

We have incurred losses since our inception, and we may not achieve or maintain profitability.

We have not historically been profitable in any fiscal period since our inception, and may not be profitable in future periods. At March 31, 2007, we had an accumulated deficit of approximately $38.0 million. We expect that our expenses relating to sales and marketing, technology development, general and administrative functions, as well as operating and maintaining our technology infrastructure, will increase in the future. We will need to increase our revenues to be able to achieve and then maintain profitability in the future. We may not be able in a timely manner to reduce our expenses in response to any decrease or shortfall in our revenues, and our failure to do so would adversely affect our operating results and our efforts to achieve or maintain profitability. We cannot predict when, or if, we will become profitable in the future. Even if we achieve profitability, we may not be able to sustain it.

We have a significant working capital deficit and will need additional funding to support our operations and capital expenditures; sufficient funding may not be available to us, and the unavailability of funding could adversely affect our business.

As of March 31, 2007, we had a working capital deficit of approximately $7.8 million. Due to our recurring losses, negative cash flows, working capital deficit, and accumulated deficit, the report of our independent registered public accounting firm dated March 2, 2007, expressed substantial doubt about our ability to continue as a going concern. We will need additional funds to continue our operations, expand our staffing, develop new Internet technology solutions, pursue business opportunities (such as licensing or acquisition of complementary technologies or businesses), react to unforeseen difficulties and respond to competitive pressures. We cannot assure you that any financing will be available in amounts or on terms acceptable to us, or at all. Furthermore, the sale of additional equity or convertible debt securities may result in additional dilution to our existing shareholders. If adequate additional funds are not available, we may be required to delay, reduce the scope of or eliminate implementation of material parts of our business strategy, potentially including the development or acquisition of additional Internet technology solutions and capabilities.

The loss of key customers could negatively affect our revenues and profitability.

One customer represented 14% of our total revenue during the three months ended March 31, 2007. A customer that represented 8% of our total revenue during the three months ended March 31, 2007, represented 11% of our total revenue during the year ended December 31, 2006. While we believe our relationships with our major customers are good, we do not generally have long-term contracts with them. Because of competitive changes and the fact that the types of solutions we offer may be available from a number of other providers there is the possibility that any customer could alter the amount of business it does with us, possibly very rapidly and with little advance warning or ability on our part to react. The loss of key customers would likely have a negative impact on our revenues and profitability.

We have incurred substantial indebtedness, some of which is past due and in default.

In May 2007, we issued $2.0 million of principal notes payable to Imperium Master Fund, Ltd. These notes mature on May 3, 2008 and require the payment of monthly interest at an annual rate of 15% along with a payment of 115% of the principal balance at maturity.

In addition to the notes discussed above, we have notes payable due to related parties totaling $825,000. These notes due to related parties include $345,000 of 15% notes due to in November 2008, a note payable for $280,000 that has minimum quarterly payment obligations of $45,000, and $200,000 of demand notes for which the demand for payment has been made. We also have a note payable to an unrelated party totaling $243,046 that calls for monthly payments of $8,000.

Our ability to meet our debt service obligations will depend on our future performance, which will be subject to a variety of business and other factors affecting our operations, many of which are beyond our control. The degree to which we are leveraged and remain leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. If we are unable to pay these obligations, or any other indebtedness that may come due or that may accelerate as a result of our default under any of these debt obligations, our business could be materially harmed.

Our limited operating history makes evaluation of our business difficult.

We commenced conduct of our current business in August 1999. We increased our revenues largely through acquisitions of other operating companies, most notably Merchant Partners in January 2004, and Jadeon and 10x Marketing in June of 2005. None of Jadeon, 10x Marketing or Merchant Partners has an operating history longer than five years, and the respective businesses have been operated together for only a short period of time. As a result, there is limited historical financial data upon which to base planned operating expenses or to forecast accurately our future operating results. Our limited operating history will make it difficult for investors and securities analysts to evaluate our business and prospects. You must consider our prospects in light of the risks, expenses and difficulties we face as an early stage company with a limited operating history.

We face intense and growing competition from larger, more established companies, as well as new entrants into our market, and we may not be able to compete effectively, which could reduce demand for our services.

The market for Internet technology applications and solutions and related products is competitive and has relatively low barriers to entry. Our competitors vary in size and in the variety of services and products they offer.

Due to relatively low barriers to entry in our industry and the significant market opportunity the small business market represents, we expect the intensity of competition to increase in the future from established and emerging companies. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formation of alliances among industry participants. Most of our existing competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, distribution and other resources than we do. Many of our competitors have more management and employees with more extensive experience, and a better ability to service customers in multiple locations. There is no assurance that we will be more successful than new entrants or existing competitors, whether or not they have greater resources than we do.

Our future revenues may be uncertain because of reliance on third parties for marketing and distribution.

We rely on outside sales partners to distribute our Internet technology applications and solutions, and this distribution channel has been a key source of revenue. We intend to continue to market and distribute our current and future Internet technology applications and solutions through existing and other sales relationships. There are no minimum purchase obligations applicable to any existing distributor or other sales and marketing partners, and we do not expect to have any guarantees of continuing orders. Failure by our existing and future sales and marketing partners to generate significant revenues, or our failure to establish additional distribution or sales and marketing alliances, or changes in the industry that render third party distribution networks less desirable or obsolete, could have a material adverse effect on our business, operating results and financial condition. In addition, distributors and other sales and marketing partners may become our competitors with respect to the services and products they distribute, either by developing competitive service offerings themselves or by distributing competitive service offerings. For example, resellers of our transaction processing and payment services are permitted to, and generally do, market and sell competing services. Competition from existing and future distributors or other sales and marketing partners could significantly harm sales of our Internet technology solutions.

State and local governments may in the future be permitted to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the attractiveness of the Internet to our customers and potential customers, and could reduce demand for our Internet technology applications and solutions.

In November 2004, the federal government passed legislation placing a three-year ban on state and local governments’ imposition of new taxes on Internet access or electronic commerce transactions. Unless the ban is extended, state and local governments may begin to levy additional taxes on Internet access and electronic commerce transactions upon the legislation’s expiration in November 2007. An increase in taxes may make electronic commerce transactions less attractive for small businesses, which could result in a decrease in the level of demand for our Internet technology applications and solutions.

If we fail to develop and maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud; as a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2008. Our independent registered public accounting firm will need to attest to our evaluation annually, and issue its own opinion on our internal control over financial reporting beginning with our annual report on Form 10-KSB for the fiscal year ending December 31, 2008. We plan to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal control over financial reporting to provide the basis for our report. The process of strengthening our internal control over financial reporting and complying with Section 404 is expensive and time consuming, and requires significant management attention, especially given that we have not yet undertaken any substantial efforts to comply with the requirements of Section 404. We cannot be certain that the measures we will undertake will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we are able to rapidly grow our business, the internal control over financial reporting that we will need will become more complex, and significantly more resources will be required to ensure our internal control over financial reporting remains effective. Failure to implement required controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our auditors discover a material weakness in our internal control over financial reporting, the disclosure of that fact, even if the weakness is quickly remedied, could diminish investors’ confidence in our financial statements and harm our stock price. In addition, non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension of trading, ineligibility for listing on national securities exchanges, and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price.

Our business will be harmed if we are unable to develop or offer additional Internet technology applications and solutions in a timely and cost-effective manner.

A key element of our strategy is to combine a variety of functionalities in our Internet technology solutions offerings to provide small business customers with comprehensive solutions to their promotion and commerce needs. We currently provide some of these services through non-exclusive arrangements with third parties, and may in the future find it necessary or desirable to enter into additional arrangements for the provision, licensing or acquisition of additional services from other third parties. We believe that small businesses will eventually desire or demand certain Internet technology solutions, such as customer relationship management and back-office accounting and management applications, which we do not currently provide. Demand for additional Internet technology solutions that we do not currently have available may also develop in the future. Our ability to obtain or develop and provide these services at a low cost will be critical to the success of our business. We believe we are currently lacking some key components in our service offerings that are or will be important to many of our customers. If we are unable to develop, license, acquire, or otherwise offer through arrangements with third parties, the additional services that our customers desire, or if any of our existing or future relationships with such third parties were to be terminated, or if the economic terms of our arrangements with third parties were changed, we could lose our ability to provide key Internet technology solutions at a cost-effective price to our customers, which could cause our revenues to decline or our costs to increase.

Expansion in the sales of our Internet technology applications and solutions will depend on the continued acceptance of the Internet as a communications and commerce platform for small businesses.

The use of the Internet as a business tool could be adversely affected by delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility and quality of service. The performance of the Internet and its acceptance as a business tool have been harmed in the past by viruses, worms, and similar malicious programs, and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If for any reason the Internet does not remain a widespread communications medium and commercial platform or small businesses do not continue to become Internet-enabled and maintain an online presence, the demand for our services and solutions would be significantly reduced. In particular, concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services, especially online commerce. For the online commerce market to develop successfully, we and other market participants must be able to transmit confidential information, including credit card information, securely over public networks. Any decrease or less than anticipated growth in Internet usage could have a material adverse effect on our business. Providing Internet technology applications and solutions for the promotion and management of small businesses is a new and emerging market; if this market fails to develop, we will not be able to grow our business or become successful.

Our success depends on a significant number of small businesses making the decision to adopt and use online promotion and commerce applications and services such as search engine optimization, pay-per-click campaign advertising, local search business profiles, search engine submission, web analytics, payment processing, merchant accounts and business and e-commerce websites. Currently, many small businesses do not have an Internet presence, and it is uncertain whether a significant demand for creating an Internet presence among small businesses will develop in the future. The market for our Internet technology applications and solutions is relatively new and untested. Our future revenues and profits, if any, will be substantially dependent upon the widespread acceptance, growth, and use of the Internet and other online business promotion and management tools by small businesses. Custom website development has been the predominant method of Internet enablement to date, and small businesses may be slow to adopt our Internet technology solutions. Further, if small businesses determine that having an Internet presence does not benefit their businesses, they would be less likely to purchase other Internet-based business promotion and management services. If the market for our Internet technology applications and solutions fails to grow, or grows more slowly than we currently anticipate, or if our technology solutions fail to achieve widespread customer acceptance, our business would be seriously harmed.

We may find that it is difficult to identify, or license or acquire additional Internet technology solutions on favorable terms, or to integrate future technology or business acquisitions, which could limit our growth, disrupt our business and adversely affect our operating results.

We have in the past expanded our service offerings by means of acquisitions of other businesses, and we may find it necessary or desirable to license or acquire additional technologies or businesses in the future to expand our offerings of Internet technology solutions. We completed our acquisition of the business of Merchant Partners in

January of 2004, the acquisitions of Jadeon and 10x Marketing in June of 2005, and the acquisitions of Creditdiscovery and Acquirint in December 2006. These acquisitions provided us with key elements of our current offerings, including the capability to process credit card and Automatic Clearing House (ACH) transactions, point of sale (POS) system installation and service capabilities and Internet marketing services. Additional acquisitions may become necessary for us to expand our offerings in response to evolving customer demand or competitive factors, or to acquire additional customer base. Although we intend to carefully evaluate possible licensing and acquisition opportunities in the future, we may not be able to license or acquire any of such technologies or businesses at favorable prices, or at all. If we are unable to obtain needed licenses or acquisitions, we may not be able to grow our business or maintain our competitiveness.

The task of integrating technologies or businesses that we license or acquire into our operations could also add significant complexity and risk to our business, and additional burdens to the substantial tasks already performed by our management team. For example, we could find it necessary to integrate different corporate cultures, disparate technologies and multiple direct and indirect sales channels. The key personnel associated with any acquired technologies or businesses may also decide not to continue to work for us. These integration efforts may not succeed, or may distract our management from our existing business operations. Our failure to successfully manage and integrate any future technology or business acquisitions could seriously harm our business.

If we are unable to expand or appropriately enhance or modify our Internet technology solutions offerings quickly and efficiently, our business and operating results will be adversely affected.

The Internet and online promotion and commerce industries are characterized by rapid technological change, changing market conditions and customer demands. As a result, our Internet technology applications and solutions could become obsolete quickly. The introduction of competing services employing new technologies and the evolution or emergence of new industry standards could render our existing services obsolete and unmarketable. To be successful, our Internet technology applications and solutions must keep pace with technological developments and evolving industry standards, address the ever-changing and increasingly sophisticated needs of our customers, and achieve market acceptance. The development of systems and other proprietary technologies entails significant technical and business risk. We may encounter unexpected problems in connection with the development of our technologies, including cost overruns, bugs or software incompatibilities. Our existing technologies or those that we develop may not adequately address our customer’s business needs, or may not address those needs as well as our competitors’ service offerings. To remain competitive and successfully address the evolving needs of our small business customers, a significant portion of our resources will need to be expended to:

•	identify and anticipate emerging technological and market trends affecting the small business segment in which we do business;

•	enhance our current services offerings so as to increase their functionality, features and cost-effectiveness;

•	develop, license or acquire new applications or services that meet emerging customer needs;

•	modify our services offerings in response to changing business practices and technical requirements of our customers, as well as new regulatory requirements;

•	integrate our current and future services offerings with third-party systems and services; and

•	create and maintain interfaces to changing customer and third party systems and services.

We must achieve these goals in a timely and cost-effective manner and successfully market our new and enhanced services offerings to our small business customers or our business and operating results will be adversely affected.

If we are unable to maintain our existing private label distribution arrangements or if we are unable to enter into additional private label distribution arrangements, our future revenues could be significantly reduced and our expenses would increase.

As a key element of our business strategy, we plan to continue entering into agreements with large companies under which they will market our Internet technology applications and solutions to their small business customers under their own branding. We believe these indirect distribution relationships will be critical to our business because they would enable us to penetrate the small business sector with a smaller expenditure of our own resources than if we were relying solely on building our own direct sales force. Our target small business market is very fragmented and difficult to reach, and we have therefore chosen to rely on the business relationships that these large companies already have with large numbers of small businesses to reach our target market. We have not devoted significant resources to developing any other distribution channels, and we cannot offer any assurance to you that these distribution relationships will be successful. We do not have any long-term contracts with any of our existing customer-acquisition partners, nor do we anticipate entering into long-term contracts with any of these partners, which are generally not restricted from working with our competitors. Accordingly, our success will depend upon the willingness of these organizations to continue their distribution arrangements with us. If any of our private label distribution arrangements are terminated or otherwise fail, or if we are unable to enter into additional private label distribution arrangements, our revenues would likely decline significantly and we could be required to devote substantial additional resources to the development of alternative internal resources or external channels for the direct sale and marketing of our Internet technology solutions.

Our failure to build brand awareness quickly could compromise our ability to compete and grow our business. As a result of the anticipated increase in competition in our market, and the likelihood that some of this competition will come from companies with established brands, we believe brand name recognition and reputation will become increasingly important. Our strategy of relying significantly on arrangements with third-party customer-acquisition partners to find new customers may impede our ability to build brand awareness, as many of our customers may be under the impression that our Internet technology applications and solutions are actually owned and offered by our distribution partners with whom we have private relationships. If we do not build brand awareness quickly, we could be placed at a competitive disadvantage to companies whose brands are more recognizable than our brands.

If we are unable to sell additional services to our existing customers, or if our renewal rates decline for any reason, our revenues may decrease and our business will be harmed.

Typically our Internet technology applications and solutions are sold pursuant to month-to-month subscription agreements, and our customers can generally cancel their subscriptions at any time with little or no penalty. Our strategy to increase revenues and improve our profitability is partly dependent on our ability to increase revenues from existing customers by selling additional services to those customers. We are currently experiencing an annual turnover rate of approximately 23% in our customer base. Our ability to sell additional services to our existing customers, and our subscription renewal rates, may be impaired or decline due to a variety of factors, including the impact of the overall U.S. economic environment on small businesses, the services and prices offered by us and our competitors, and the degree of use of the Internet by small businesses. If we are unable to sell additional services to our existing customers, or if our renewal rates decline for any reason, our revenues may decrease and our business will be harmed.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, causing us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of our computer network systems, software, data center and telecommunications network, as well as the systems of third parties. Our systems and operations of those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of customers;

•	loss of customers’ credit card data;

•	harm to our business or reputation;

•	exposure to fraud losses or other liabilities;

•	negative publicity;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Changes to credit card association rules or practices could adversely impact our business.

Our credit card payment gateway does not directly access the Visa and MasterCard credit card associations because we are not a member of those associations. As a result, we must rely on banks and their service providers to process our payment transactions. We must comply with the operating rules of the credit card associations. The associations’ member banks set and interpret these rules. Some of those member banks compete with us. Visa, MasterCard, American Express or Discover could adopt new operating rules or interpretations of existing rules which we might find difficult or even impossible to comply with, resulting in our inability to provide customers the option of using credit cards to fund their payments. If we are unable to provide a gateway for credit card transactions, our business would be materially and adversely affected.

Our reliance on suppliers and vendors could adversely affect our ability to provide our services and products to our small business customers on a timely and cost-efficient basis, which could reduce our revenues.

We rely to a substantial extent on third parties to provide our equipment, software, data, systems and services. In some circumstances, we rely on a single supplier or limited group of suppliers. For example, our merchant gateway service requires the assistance of third-party payment processors. If any of these processors cease to allow us to access their processing platforms, our ability to process credit card payments would be severely impacted. In addition, we depend on our Originating Depository Financial Institution (ODFI) partner to process ACH transactions, and our ability to process these transactions would be severely impacted if we were to lose our ODFI partner for any reason. We also rely on distribution partners and local search engines to publish our LeadConnect service offering. Should they no longer distribute or publish this information, our ability to provide this service would be severely impaired.

In addition, our 2006 margins were affected by pricing pressure from a significant vendor used in our In — Store Systems business line. Our margins and profitability could be further impacted if prices from significant vendors increase and we are not able to pass the additional costs on to our customers.

We may face significant chargeback liability or merchant or customer fraud liability if our small business customers refuse or cannot reimburse chargebacks resolved in favor of their customers.

We have potential liability for chargebacks associated with the credit card or ACH transactions we process. If a billing dispute between one of our small business customers and a cardholder is not ultimately resolved in favor of the cardholder, the disputed transaction is “charged back” to our small business customers bank and credited to the account of the cardholder. If we or our sponsoring banks are unable to collect the chargeback from our small business customer or if our small business customer refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the cardholder’s bank for the chargeback, we must bear the loss for the amount of the refund paid to the cardholder’s bank. We also have potential liability for losses caused by fraudulent credit card transactions. Card fraud occurs when a cardholder doing business with one of our small business customers uses a stolen card (or a stolen card number in a card-not-present transaction) to purchase merchandise or services. In a traditional card-present transaction, if the merchant swipes the card, receives authorization for the transaction from the card issuing bank and verifies the signature on the back of the card against the paper receipt signed by the cardholder, the card issuing bank remains liable for any loss. In a fraudulent card-not-present transaction, even if the merchant receives authorization for the transaction, the merchant is liable for any loss arising from the transaction. Many of the small business customers that we serve are small businesses that transact a substantial percentage of their sales over the Internet or in response to telephone or mail orders. Because sales of this type are card-not-present transactions, these merchants are more vulnerable to credit card fraud than larger merchants. Because we target small businesses, we experience chargebacks arising from cardholder fraud more frequently than providers of payment processing services that service larger merchants. Merchant fraud occurs when a merchant, rather than a cardholder, knowingly uses a stolen or counterfeit card or card number to record a false sales transaction, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Anytime a merchant is unable to satisfy a chargeback, we are responsible for that chargeback. We have established systems and procedures to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud could increase our chargeback liability.

Chargebacks for ACH transactions work in much the same way as credit card chargebacks. The chargebacks are the result of a dispute arising between one of our small business customers and the consumer. Consumers have up to six months to do a chargeback against a merchant from an ACH transaction. If our small business customer refuses or is financially unable, due to bankruptcy or other reasons, to reimburse the consumer, we must bear the loss for the amount of the refund to the consumer’s bank account.

If we cannot pass along increases in intercharge costs to our small business customers, our profit margins will be reduced.

We pay interchange fees or assessments to bank card associations for each transaction we process using their credit and debit cards. From time to time, the bank card associations increase the interchange fees that they charge processors and the sponsoring banks. At their sole discretion, our sponsoring banks have the right to pass any increases in interchange fees on to us. In addition, our sponsoring banks may seek to increase their Visa and MasterCard sponsorship fees to us, all of which are based upon the dollar amount of the payment transactions we process. If we are unable to pass these fee increases along to our small business customers through corresponding increases in our processing fees, our profit margins will be reduced. Even if we are able to pass such fee increases along to our small business customers, we could be placed at a competitive disadvantage or lose customers as a result.

A significant change in the way search engine algorithms function could negatively affect our business.

Search engines base their rankings on constantly evolving algorithms, and they frequently modify the specific criteria they use to determine a website’s ranking for a particular keyword and regularly reevaluate the websites and their rankings. Although we have never claimed detailed knowledge of how these algorithms work or how often they change, we are able to determine effective approximations by closely scrutinizing the existing algorithms and analyzing the changes we observe. In the event that a significant change to the way these algorithms functions does occur, we may experience a loss of productivity. It could take us more time than usual to determine the changes, and it is possible that our technical team may not be able to determine and adjust to them at all. Our inability to effectively evaluate the search engine algorithms would negatively affect our ability to provide successful results to our clients. Potential challenges would ensue if any or all of the following occurred:

•	search engines stop providing critical data used by our internally developed tools;

•	search engine algorithms arbitrarily prevent new sites from obtaining rankings;

•	search engine algorithms weigh new factors that are more difficult for us to influence;

•	search engines implementation of new algorithms; or

•	search engines switch to an entirely fee-based system, eliminating natural rankings as currently used.

Margins on pay-per-click advertising may become too low to be profitable.

One of the main revenue sources within the business of search engine marketing is pay-per-click advertising. To participate in a pay-per-click campaign, our clients bid for specific placement on search engine results lists. The minimum amount that must be paid for these paid placements is determined entirely by search engine companies. If the cost of this pay-per-click advertising for our customers becomes prohibitively expensive relative to the revenues that our customers generate from such advertising, then we may lose customers or may not be able to attract new customers and our business would be materially and adversely affected.

Hackers or ‘black-hat’ search engine optimization companies may negatively impact the public’s perception of the search engine optimization industry, which could impair our ability to maintain our current customers and attract new customers.

The search engine optimization industry is mostly comprised of companies, such as our company, that provide services that are based on facts and objectively verifiable results. However, there are certain companies (so-called black-hatters) that engage in unethical business practices, such as keyword stuffing, cloaking, sneaky redirects and hidden text, which reflect poorly on the industry as a whole. These practices are disfavored by search engine companies and could result in a company being blacklisted by one or more search engines. These black-hatter companies may target our current and potential customers with often unrealistic and sensational performance promises. These unethical business practices may negatively affect the public’s perception of the search engine optimization industry as a whole, which could negatively impact our ability to maintain our existing customers and attract new customers.

We have grown quickly and if we fail to manage our growth, our business could suffer.

We have rapidly expanded our operations and anticipate that further significant expansion, including possible additional acquisitions of businesses, will be required in order to successfully pursue our business strategy. Our employee base increased from 24 full-time employees on January 1, 2004, to 154 full-time employees as of June 8, 2007. Such expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We anticipate that we will need to hire additional employees to expand our customer base and to continue to develop and enhance our Internet technology solutions offerings. To manage the growth of our operations and personnel, we will need to enhance our operational, financial, and management systems and procedures. This will require additional personnel and capital investments, which will increase our costs. The growth in personnel costs may make it more difficult for us to reduce our expenses in the short term to offset any shortfall in our revenues. If we are unable to manage our growth effectively or if we are unable to successfully integrate any businesses or technologies that we may acquire, our business would be adversely affected.

The loss of any members of our senior management could harm our current and future operations and prospects.

We believe that our future success will be dependent upon the continuing service of our executive officers and senior management team, especially: John Wall, our Chief Executive Officer; John Dennis, our President; Linden Barney, our Chief Financial Officer; Marvin Mall, our Chief Operating Officer; and Shivonne Byrne, our Chief Marketing Officer. We do not have long-term employment agreements with any of the members of our senior management team nor do we carry key-man insurance. Each of these individuals may voluntarily terminate his or her employment with us at any time upon short notice. Following any termination of employment, each of these individuals would only be subject to a twelve-month period of non-competition under our standard confidentiality agreement. As of June 8, 2007, our executive officers together controlled approximately 37% of the combined voting power of our issued and outstanding capital stock. The loss of the services of any member of our senior management for any reason, or any conflict among our senior management, could harm our current, and our future, operations and prospects.

We face significant competition for a limited supply of qualified software engineers, consultants and sales and marketing personnel.

Our business depends on the services of skilled software engineers who can develop, maintain and enhance our service offerings, consultants who can undertake complex customer projects, and sales and marketing personnel. In general, only highly qualified, highly educated personnel have the training and skills necessary to perform these tasks successfully. To maintain the competitiveness of our Internet technology solutions and to meet our small business customers’ requirements, we need to attract, motivate and retain a significant number of software engineers, consultants and sales and marketing personnel. Qualified personnel such as these are in short supply and we face significant competition for these employees, from not only our competitors but also customers and other enterprises. Other employers may offer software engineers, consultants and sales and marketing personnel significantly greater compensation and benefits or more attractive career paths than we are able to offer. Any failure by us to hire, train and retain a sufficient number of qualified personnel would seriously damage our business.

We may be unable to protect our intellectual property adequately or cost-effectively, which may cause us to lose market share or force us to reduce our prices.

Our success depends, in part, on our ability to protect and preserve the proprietary aspects of our technology. If we are unable to protect our intellectual property, our competitors could use it to market services similar to those that we offer, which could decrease demand for our Internet technology applications and solutions. We may be unable to prevent third parties from using our proprietary assets without our authorization. We do not currently rely on patents to protect our core intellectual property, and we do not currently have any pending applications for patents in any jurisdictions inside or outside of the United States. To protect, control access to, and limit distribution of our intellectual property, we generally enter into confidentiality and proprietary inventions agreements with our employees, and confidentiality or license agreements with consultants, third-party developers, and customers. We also rely on copyright, trademark, and trade secret protection. However, these measures afford only limited protection and may be inadequate. Enforcing our rights to our technology could be costly, time-consuming and distracting. Additionally, others may develop non-infringing technologies that are similar or superior to ours. Any significant failure or inability to adequately protect our proprietary assets will harm our business and reduce our ability to compete.

We may become a party to intellectual property infringement claims, which could harm our business.

Because of the industry in which we operate, we may become a party to a pending lawsuit captioned Net MoneyIN, Inc. v. VeriSign, Inc., et al., U.S. District Court, District of Arizona, Case No. CIV 01-441 TUC RCC, which was brought by a company that claims to hold patents related to payment processing over computer networks. The plaintiff alleges that numerous commercially available payment processing services infringe its patents. We are currently not a party to the suit. The litigation is currently in the fact discovery phase, and no trial date has been set. If we are joined in this litigation, we may be required to enter into a royalty agreement or licensing agreement with Net MoneyIN, Inc., which may have the effect of increasing our transaction costs or lowering our margins on our payment processing services.

From time to time, we have had and may be forced to respond to or prosecute other intellectual property infringement claims to protect our rights or defend a customer’s rights. These claims, regardless of merit, may consume valuable management time, result in costly litigation or cause delays in offering new services, all of which could seriously harm our business and operating results. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block our ability to make, use, sell or otherwise practice our intellectual property, whether or not patented or described in pending patent applications, or to further develop or commercialize our services in the U.S. and abroad and could result in the award of substantial damages against us. We may be required to enter into royalty or licensing agreements with third parties claiming infringement by us of their intellectual property in order to settle these claims. These royalty or licensing agreements, if available, may not have terms that are acceptable to us. In addition, if we are forced to enter into a license agreement with terms that are unfavorable to us, our operating results would be materially harmed. We may also be required to indemnify our customers for losses they may incur under indemnification agreements if we are found to have violated the intellectual property rights of others.

Our business could be harmed if there is a breach of privacy regarding our customers’ proprietary information, as well as the personal information of their customers.

If we experience any breaches of our network security or sabotage, we might be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Because techniques used by outsiders to obtain unauthorized network access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures.

Because some of our activities involve the storage and transmission of confidential personal or proprietary information, such as credit card numbers and social security numbers, and because we are a link in the chain of e-commerce, security breaches, service interruptions and fraud schemes could damage our reputation and expose us to a risk of loss or litigation and possible monetary damages. Although we employ data encryption processes, an intrusion detection system, firewall hardware and other internal control procedures to protect the security of our customers’ data, we cannot guarantee that these measures will be sufficient for this purpose. If our security measures are breached as a result of third-party action, employee error or otherwise, and as a result our customers’ data becomes available to unauthorized parties, we could incur liability and our reputation would be damaged, which could lead to the loss of current and potential customers. Cyber-terrorists may attempt to interrupt our payment gateway services in attempts to extort payments from us or disrupt commerce. Our payment gateway services may be susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards or bank accounts, identity theft or merchant fraud. We expect that technically sophisticated criminals will continue to attempt to circumvent our anti-fraud systems. If such fraud schemes become widespread or otherwise cause our small business customers to lose confidence in our Internet technology solutions in particular, or in Internet systems generally, our business could suffer. In addition, the large volume of payments that we handle for our small business customers makes us vulnerable to third party or employee fraud or other internal security breaches. Further, we may be required to expend significant capital and other resources to protect against security breaches and fraud, and to address any problems they may cause.

Our technical systems are vulnerable to interruption and damage that may be costly and time-consuming for us to resolve and may harm our business and reputation, and we could be subject to liability as a result of service interruptions by cyber-terrorists or fraudulent or illegal use of our services.

A disaster could interrupt the delivery of our services and solutions for an indeterminate length of time and severely damage our business. Our systems and operations are vulnerable to damage or interruption from: fire; floods; network failure; hardware failure; software failure; power loss; telecommunications; failures; break-ins; terrorism, war or sabotage; computer viruses; denial of service attacks; penetration of our network by unauthorized computer users and “hackers” and other similar events; natural disaster; and other unanticipated problems. We may not have developed or implemented adequate protections or safeguards to overcome any of these events. We also may not have anticipated or addressed many of the potential events that could threaten or undermine our technology network. Any of these occurrences could cause material interruptions or delays in our business, result in the loss of data or render us unable to provide services to our customers.

Our payment system may also be susceptible to potentially illegal or improper uses. These uses may include illegal online gambling, fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, child pornography trafficking, prohibited sales of alcoholic beverages and tobacco products and online securities fraud. Despite having taken measures to detect and lessen the risk of this kind of conduct, we cannot ensure that these measures will succeed. In addition, regulations under the USA Patriot Act of 2001 may require us to revise the procedures we use to comply with the various anti-money laundering and financial services laws. Our business could suffer if customers use our system for illegal or improper purposes or if our regulatory compliance costs increase significantly.

We have expended, and we may be required to continue to expend, significant capital resources to protect against security breaches, service interruptions and fraud schemes. Our security measures may not prevent security breaches, service interruptions and fraud schemes and the failure to do so may disrupt our business, damage our reputation and expose us to risk of loss or litigation and possible monetary damages.

We rely heavily on the reliability, security, and performance of our internally developed systems and operations, and any difficulties in maintaining these systems may result in service interruptions, decreased customer service, or increased expenditures.

The software and workflow processes that underlie our ability to deliver our Internet technology applications and solutions have been developed primarily by our own employees and employees of companies we have acquired. The reliability and continuous availability of these internal systems are critical to our business, and any interruptions that result in our inability to timely deliver our Internet technology applications and solutions, or that materially impact the efficiency or cost with which we provide these technology applications and solutions, would harm our reputation, profitability, and ability to conduct business. In addition, many of the software systems we currently use will need to be enhanced over time or replaced with equivalent commercial products, either of which could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures, and tools to operate our infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenues.

A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our customers and distribution partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers. We may experience periodic systems interruptions, which could give rise to liability for losses or damages experienced by our customers, or damage to our reputation as a reliable online services provider. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or to timely expand and upgrade our systems and infrastructure to accommodate such increases.

Our business may be harmed by errors in our software.

The software that we develop and license to our customers is extremely complex and contains hundreds of thousands of lines of computer code. Complex software systems such as ours are susceptible to errors. Our software design, development and testing processes are not always adequate to detect errors in our software prior to its release or commercial use. As a result, we have from time to time discovered, and we may likely in the future discover, errors in software that has been placed into commercial use for our customers. Because of the complexity of our systems and the large volume of transactions we process on a daily basis, we sometimes have not detected software errors until after they have affected a significant number of transactions. Such errors can harm our business in several ways, including the following:

•	we may suffer a loss of revenues if, due to software errors, we are temporarily unable to provide Internet technology applications and solutions to our customers;

•	we may not be paid for the applications and services provided to a customer that contain or result in errors, or we may be liable for losses or damages sustained by a customer or its subscribers as a result of such errors;

•	we may incur additional expenses to correct errors in our software, or to fund product development projects that we may undertake to minimize the occurrence of such errors in the future;

•	we may damage our relationships with customers or suffer a loss of reputation within our industry;

•	we may become subject to litigation or regulatory scrutiny; and

•	our customers may terminate or fail to renew their agreements with us or reduce the services they purchase from us.

If economic or other factors negatively affect the small business sector, our customers may become unwilling or unable to purchase our Internet technology applications and solutions and related products, which could cause our revenues to decline and impair our ability to operate profitably.

Our existing and target customers are small businesses. These businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, and they may choose to spend their limited resources on items other than our Internet technology applications and solutions and related products. If small businesses experience economic hardship, they may be unwilling or unable to expend resources to develop their Internet presences, or to add additional capabilities for promoting or managing their businesses, which would negatively affect the overall demand for our services and could cause our revenues to decline.

If we are unable to respond to the rapid technological changes that are characteristic of our industry, our Internet technology applications and solutions may not be competitive.

The market for our Internet technology applications and solutions is characterized by rapid changes in business models and technological features and capabilities, and we will need to constantly adapt to changing markets and technologies to provide competitive services. We believe that our future success will depend, in part, upon our ability to develop and continually adapt our services offerings to suit the needs of our target small business market. We may not, however, be able to successfully do so, and our competitors may develop innovations that render our services obsolete or uncompetitive.

We and our small business customers must comply with complex and changing laws and regulations.

Government regulation influences our activities and the activities of our small business customers, as well as our customers’ expectations and needs in relation to our services. Businesses that handle consumers’ funds, such as our transaction processing and payment services, are subject to numerous regulations, including those related to banking, credit cards, electronic transactions and communication, escrow, fair credit reporting, privacy of financial records and others. State money transmitter regulations and federal anti-money laundering and money services business regulations can also apply under some circumstances. The application of many of these laws with regard to electronic commerce is currently unclear. If applied to us, any of the foregoing rules and regulations could require us to change the way we do business in a way that increases costs or makes our business more complex. In addition, violation of some statutes may result in severe penalties or restrictions on our ability to engage in online commerce, which could have a material adverse effect on our business. Consumer protection laws in the areas of privacy, credit and financial transactions have also been evolving rapidly at the state, federal and international levels. As the electronic transmission, processing and storage of financial information regarding consumers continues to grow and develop, it is likely that more stringent consumer protection laws may impose additional burdens on companies like ours involved in such transactions.

Government regulation of the Internet may adversely affect our business and operating results.

Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Due to the rapid growth and widespread use of the Internet, legislatures at the federal and state levels are enacting and considering various laws and regulations relating to the Internet. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business could be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet. The application of these statutes and others to the Internet search and commerce industry is not entirely settled. Further, several existing and proposed federal laws could have an impact on our business:

•	the Digital Millennium Copyright Act and its related safe harbors, are intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or other rights of others;

•	the Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children, and impose additional restrictions on the ability of online services to collect user information from minors;

•	the Protection of Children from Sexual Predators Act of 1998 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances; and

•	the CAN-SPAM Act of 2003 and certain state laws are intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via the Internet.

With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways. As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. Many of the services of the Internet are automated and companies, such as ours, may be unknowing conduits for illegal or prohibited materials. It is not known how courts will rule in many circumstances; for example, it is possible that some courts could find strict liability or impose “know your customer” standards of conduct in certain circumstances.

We may also be subject to costs and liabilities with respect to privacy issues. Several companies that conduct business via the Internet have incurred costs and paid penalties for violating their privacy policies. Further, it is anticipated that new legislation will be adopted by federal and state governments with respect to user privacy. Additionally, foreign governments may pass laws which could negatively impact our business and/or may prosecute us for our services based upon existing laws. The restrictions imposed by, and costs of complying with, current and possible future laws and regulations related to our business could harm our business.

We may be subject to lawsuits for information displayed on our small business customers’ websites, which may affect our business.

Laws relating to the liability of providers of online services for activities of their customers and for their customers’ advertising content is currently unsettled. Because our Internet technology applications and solutions allow customers to transmit information over the Internet on their own websites, and because we develop and host many of these websites, we may be found to be liable for any improper information that our customers transmit. Although we retain discretion to cancel the applications and services being provided to customers if we learn such content is being transmitted, there can be no guarantee that our customers will refrain from such transmission or that we will not be deemed responsible for the content being transmitted or hosted using our Internet technology solutions or infrastructure. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information that is published on the websites of our small business customers or the information that is published across our distribution network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not be able to successfully avoid civil or criminal liability for unlawful activities carried out by small business customers. Our potential liability for unlawful activities of our customers or for the content of our customers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to expend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

The costs as a public company will make it more difficult for us to achieve profitability and an active trading market.

As a public company, we have incurred, and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company. The SEC disclosures generally involve a substantial expenditure of financial resources. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC, has required changes in corporate governance practices of all public companies. We expect that full compliance with these new rules and regulations will significantly increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, we will be required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. Such additional reporting and compliance costs may negatively impact our financial results and may make it more difficult for us to achieve profitability. To the extent our earnings suffer as a result of the financial impact of our SEC reporting or compliance costs, our ability to develop an active trading market for our securities could be harmed.

Our stock may be subject to regulation as a “penny stock”, which could severely limit the liquidity of your securities.

Our common stock may be subject to regulation as a “penny stock,” which generally includes stocks traded on the OTCBB that have a market price of less than $5.00 per share. If shares of our common stock continue to trade for less than $5.00 per share, they would be subject to Rule 15g-9 under the Exchange Act which, among other things, requires that broker/dealers satisfy special sales practice requirements, including making individualized written suitability determinations, providing disclosure explaining the nature and risks of the penny stock market, receiving a purchaser’s written consent prior to any transaction and waiting two days before effecting the transaction. Such requirements could severely limit the liquidity of your securities.

USE OF PROCEEDS

We will not receive any proceeds from the sale or other disposition of the shares of common stock covered hereby by the selling stockholders, but we will receive the exercise prices payable upon exercise of the warrants if exercised for cash. We will use the proceeds received from the exercise of warrants, if any, for working capital and general corporate purposes.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the OTC Bulletin Board under the symbol “INNU.OB”. Trading in our common stock has occurred on a relatively inconsistent basis and the volume of shares traded has been limited.

The following table shows the quarterly high and low reported sale prices per share for our common stock over the last two completed fiscal years and the first and second quarters of the current fiscal year as quoted on the OTC Bulletin Board. The prices represent quotations by dealers without adjustments for retail mark-ups, mark-downs or commission and may not represent actual transactions. Investors should not rely on historical prices of our common stock as an indication of its future price performance. The last sale price of our common stock on June 8, 2007, was $0.30 per share.

	Low	High

2005
First Quarter	$0.75	$5.00
Second Quarter	1.02	4.90
Third Quarter	3.74	5.25
Fourth Quarter	3.25	4.75
2006
First Quarter	3.50	4.50
Second Quarter	2.00	3.25
Third Quarter	0.35	2.10
Fourth Quarter	0.48	0.64
2007
First Quarter	0.53	0.63
Second Quarter (through June 8, 2007)	0.18	0.60

As of June 8, 2007, there were 3,154 holders of record of our common stock.

BUSINESS

Our Business

We are a Software as a Service (SaaS) company that designs, acquires, and integrates applications to deliver solutions for small business. Our Internet technology is based on an affordable, on-demand model that allows small businesses to interact simply with customers, business partners, and vendors and to manage their businesses efficiently. Using our on-demand applications, small businesses can grow their revenues, reach and serve customers and run everyday operations.

We deliver our Internet technology applications and solutions through our Innuity Velocitytm Internet technology platform. Employing proprietary technology and integration processes, our Velocity technology platform provides small businesses the opportunity to choose applications that are right for their businesses — individually or as an integrated suite — with minimum initial start-up costs and maintenance. With our use-based pricing, small businesses pay a monthly subscription fee for the applications they choose to use.

Our business currently has two operating divisions, Promotion and Commerce, each of which is focused on a critical business process. The applications and solutions offered by our Promotion division help small businesses market and promote their products and services, while the offerings of our Commerce division can facilitate and improve a small business’ selling processes and transaction processing capabilities.

Market Overview

According to government statistics, there are over 24 million businesses in the United States with fewer than 500 employees. Market intelligence firm IDC predicts that while worldwide IT spending will grow by 6.6% in 2007, small to medium-sized business (SMB) IT spending will grow by 8.4%. In this same time period, SMBs will represent between 50% and 70% of the potential market for IT vendors.

IDC also sees an industry shift during 2007 towards increased selling of SaaS products to SMBs, recognizing SaaS products, subscription-based online tools, as cheaper and easier for SMBs to acquire and manage. From 2004 to 2009, IDC expects the overall SaaS market to grow at an annual compound rate of 21% until it reaches a $10.7 billion market in 2009. AMI Partners predicts that SMBs will spend $2.4 billion on SaaS products in 2007, up 17% from 2006 spending levels.

Based on our experience serving over 52,000 small businesses, we believe that small businesses generally are limited in their choice of highly functional and affordable technology solutions. We believe larger enterprise software vendors have not modified their complicated enterprise-level solutions to appropriately address small businesses’ information system needs; it usually takes small businesses substantial work, time and integration resources to successfully implement and use applications based on enterprise-level solutions. We also believe traditional technology applications designed for small businesses have tended to be one-off or isolated point solutions which are generally difficult to use, expensive and often challenging to integrate with other applications. Fundamentally, we believe most technology vendors have simply found it difficult to credibly and efficiently market and sell their applications to the fragmented small business sector.

With the emergence of newer Internet technologies, there is an opportunity for vendors to offer Internet technology applications and solutions that have more functionality than traditional low-end products, are easier to integrate with existing applications and systems, are easier to maintain and administer and can be offered on an affordable monthly subscription basis. We believe that the rate of adoption of Internet technology applications and solutions by small businesses will accelerate as vendors offer more secure, more functional and more small-business-specific applications and solutions. In our business we see small businesses increasingly valuing the improved online and offline traffic and sales that online promotion and commerce can stimulate, as well as recognizing that consumers regularly use the Internet to search for and purchase products and services.

Based on these trends, the capacity provided by our Velocity platform and strategic relationships such as our private label and aggregator partners, we believe we are well-positioned to offer affordable small-business-centric applications, integrated packages and related products to millions of small businesses.

Products & Services Overview

The Innuity Velocity Internet technology platform enables us to deliver on-demand applications and integrated packages to small businesses, giving our customers the opportunity to choose appropriate information system solutions for their life stage. As a company, we are focused on delivering solutions to address three major small business life stages: Getting started, growth and profitability.

When most small businesses are first getting started they need their potential customers to learn about their products and services and find their business quickly, and they want to easily and securely sell their products and services. As they grow their operations, as well as to facilitate growth, small businesses look to broaden their sales and marketing reach and to increase business system integration. Once they approach and reach the profitability benchmark, small businesses often move towards automating more business functions in order to position their business for long-term sustainability.

Our two operating divisions — Promotion and Commerce — develop, integrate and maintain information system solutions for helping small businesses successfully navigate these life stages. To solve targeted life cycle needs, we combine applications from different divisions into integrated packages as well as sell targeted products individually. We also plan on developing a Productivity division.

Our Promotion division connects businesses with customers who are most likely to buy their particular products and services — helping generate new customers for small businesses as well as grow existing customer revenue. Applications include local search, local online business profiles, pay-per-click advertising, search engine optimization, link recruitment, conversion rate enhancement, search engine submission, web analytics tools, domain name registration, business and eCommerce websites and email.

Our Commerce division provides all the operational capability for processing, managing and supporting commerce transactions between small businesses, their online and offline customers, vendors and business partners. Applications include point-of-sale hardware, software and related services; merchant approval software, merchant acquiring solutions and merchant life cycle management solutions; and payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment.

If our planned Productivity division is successful, it would provide applications that help drive efficiencies and manage business operations. Applications may eventually include accounting, payroll, customer care, human resource assistance and other management information applications.

Our Promotion division offerings are predominantly sold on a monthly subscription basis, with custom design and professional consulting services available for a fee. We believe that our monthly subscription fees are less than the cost that our customers would have to pay to purchase, integrate and manage equivalent business applications and services separately through traditional vendors. Our Commerce division offerings are sold on a subscription plus per-transaction fee basis; we also sell point of sale (POS) systems, and related installation and integration services, on a project basis as well as annual and monthly POS service and maintenance agreements.

Strategy Overview

Our overall business objective is to be the leading provider of affordable Internet technology applications and solutions to small businesses, offering them the technology and services they need to promote, sell, service and manage their products, customers and businesses. Key elements of our strategy include:

•	Expanding our sales, marketing and distribution efforts through private label partners, aggregator partners and on a direct basis;

•	Focusing on key vertical markets, such as retail, restaurant and hospitality;

•	Expanding and continuing to integrate the offerings in our two divisions (Promotion and Commerce);

•	Launching our planned Productivity division;

•	Enabling integration of third-party onsite systems and applications with our Internet technology platform; and

•	Increasing the number of applications and services used by our customers.

Marketing & Sales Overview

We market and sell our Internet technology applications and solutions via three distinct approaches:

•	Private Label Partnerships — Private label packages are sold under the partner’s brand to small businesses. We enter into strategic partner arrangements with well-positioned, “market leader” companies such as Sam’s Club, Ottoway Newspapers and Sallie Mae which private label our offerings and sell them to their small business customers under their own brands. We support our private label partners with an inbound and outbound marketing-sales model designed to obtain paying and courtesy customers, up-sell those customers and deliver superior customer service.

•	Aggregator Partnerships — Targeted products are sold directly to aggregators which are companies operating under a franchiser/franchisee or replicated corporate business site model. We form direct sales and service relationships with aggregators such as Red Robin, Jamba Juice, Peets Coffee and Kimpton which purchase targeted Innuity products, such as our point-of-sale systems, for their franchisees or replicated business sites.

•	Direct Sales Model — Integrated packages and high-profile “point” (individual) applications are sold directly to small businesses. Utilizing an outbound marketing and sales approach, we sell integrated packages and popular products/services targeted at a small business “life stage” — that is, getting started, growth and profitability stages. Examples of integrated packages sold include Business Essentials, eCommerce Professional, Online Promotion Essentials and Transaction Savings Essentials. Examples of individual products and services sold include LeadConnecttm (local search online business profiles), pay-per-click advertising, merchant processing, domain names and business-eCommerce websites.

History

We were originally incorporated in 1981 under the name Exit, Inc., under the laws of the State of Utah. In 1984 we changed our name to Parker Energy Technology, Inc., and in 1997 we changed it to Source Energy Corporation. From our inception until November 9, 2005, we were engaged in the business of oil and gas exploration and production activities. On November 9, 2005, our wholly-owned subsidiary, Vista Acquisition Corp., merged with Vista.com, Inc., whose small business technology services business became our principal business and was therefore viewed as the acquirer. Vista.com, Inc. was founded in 1999 by John Wall (now Innuity’s CEO) to deliver Internet technology solutions to help small businesses effectively market and sell their products and services, and efficiently measure and manage their businesses.

In connection with the merger, we sold our only remaining oil and gas property to Craig Carpenter, our former President and a former member of our board of directors. Our shareholders subsequently approved our name change to Innuity, Inc.

Our early technology development efforts, conducted originally at Vista.com, Inc., were focused on building our current Innuity Velocity technology platform and some of our current Internet technology solutions, such as website creation and management, eCommerce, business email, inventory and appointment scheduling. In 2004, we made the first of several strategic acquisitions to augment our business promotion and commerce services offerings.

Our January 2004 acquisition of the credit card and ACH transaction processing business of Merchant Partners.com, LLC, and our June 2005 acquisition of the POS system installation and services business of Jadeon, Inc., gave us the capability of processing virtually any type of sales transaction, whether online or offline, for our small business customers. We also increased our business promotion services offerings through our June 2005 acquisition of 10x Marketing, LLC, an Internet marketing firm with expertise in online marketing and search engine optimization and functionality.

Our principal executive offices are located at 8644 154th Avenue NE, Redmond, Washington 98052. Our investor relations telephone number is (801) 705-5128. For more information about our company, you should contact:

Innuity, Inc.
Attn: Linden Barney, Chief Financial Officer
8644 154th Avenue, NE
Redmond, Washington 98052
Fax: (801) 705-9372
E-mail: investor_relations@innuity.com

Industry Background

The U.S. small business sector is made up of millions of companies whose aggregate spending on technology tools and promotional services exceeds $100 billion. The U.S. Census Bureau estimated that in 2004 there were over 24 million small businesses in the U.S., defined as firms with fewer than 500 employees, with the vast majority having fewer than 50 employees.

In 2007 market intelligence firm IDC predicts an industry shift towards increased selling of SaaS products to SMBs, seeing SaaS products and subscription-based online tools as cheaper and easier for SMBs to acquire and manage. From 2004 to 2009, IDC expects the overall SaaS market to grow at an annual compound rate of 21 percent until it reaches a $10.7 billion market in 2009. In terms of SMB spending, AMI Partners predicts that SMBs will spend $2.4 billion on SaaS in 2007, up 17 percent from projected 2006 spending levels.

Based on our own experience selling applications and services to over 52,000 small business customers, we believe that small business owners are generally cost conscious, seek a recognizable return on the investments they make in technologies and expect high customer service levels and product quality. Unfortunately, many traditional feature-rich enterprise applications are complex, and therefore expensive to develop, purchase and maintain. While there are some low-cost alternatives for particular applications and services, these tend to have more limited functionality, are often based on older architectures and are typically more expensive to integrate with other small business applications. Because of their comparatively high volumes of sales transactions, we believe that small businesses and, in particular, those operating in the retail, restaurant and hospitality sectors, are particularly in need of reliable, affordable and feature-rich business promotion, commerce and productivity applications and services.

Although small businesses have tremendous aggregate purchasing power, their decisions to purchase technology, including business promotion, commerce and productivity applications and services are made on a highly individual basis and in comparatively small dollar amounts. As a result, we believe many of the larger technology and advertising vendors in the U.S. do not tailor their business promotion, commerce and productivity applications and services to this highly fragmented customer base, preferring instead to pursue the more attractive revenue and margin opportunities available in sales to larger business enterprises. We further believe that, because of the large size of the small business market, continuing advancements in Internet technology solutions and increasing online business activity, there is an opportunity to offer affordable, feature-rich, small-business-centric technology solutions to this sector.

Internet technology applications and solutions fall into two models: (1) SaaS, which is also referred to as “on-demand software,” “utility computing,” “application service provider” or “hosted application management”; and (2) Web services. In the SaaS model, end users access software and services via the Internet or a network on a shared basis. As a Web service, Internet technology solutions can be used as a means of interoperating between different software applications, running on a variety of platforms and/or frameworks, over the Internet. We believe that there is growing, and substantial evidence of increased adoption of the SaaS and Web services models, including: (1) newer technology advancements that have enabled technology providers to offer more affordable, functional and integrated solutions than those that have been available to businesses in the past; (2) the success of large SaaS vendors, such as Salesforce.com, which offer Internet-based customer relationship management applications; (3) the focus that traditional software vendors are placing on developing their own Internet-based offerings of their existing applications; and (4) user confidence based on the maturity of applications and the stability of their vendors.

According to industry research firm Saugatuck Technology, SaaS is at the market adoption “tipping point.” Their research predicts strong market adoption among SMBs in 2006-2008 after this market segment has taken a “wait and see” approach historically. Saugatuck also states that SMBs are adopting SaaS for “mission-critical workloads” at twice the rate as large enterprises.

We believe that the rate of adoption of Internet technology applications and solutions such as SaaS, particularly by small businesses, will continue to increase as small-business-specific, Internet-based offerings become available and as online commerce and Internet usage continues to grow. In fact, according to Internet World Stats, the number of people using the Internet in the U.S. is over 210 million, which is almost 70% of the U.S. population.

We also see small businesses becoming increasingly more willing to allow Internet technology solution providers to share responsibility for managing their business technology applications, and to help them leverage the efficiencies of the Internet. Internet technology applications and solutions can offer small businesses many advantages over traditional software, such as: (1) lower upfront costs; (2) fewer internal information technology resources needed; (3) portability, as these applications may be accessed from most Internet-enabled computers; (4) ongoing relationships with vendors; and (5) the ability to easily upgrade applications.

The Kelsey Group and ConStat report that 70% of US adults now use the Internet when shopping locally for products and services. This consumer trend has resulted in retail eCommerce sales of over $85 billion in 2005, according to the U.S. Department of Commerce. Merrill Lynch estimates that total U.S. spending for online advertising was $16.15 billion for 2006, or 5.5 percent of all ad spending. As the market for eCommerce and the number of people using the Internet continue to grow, we believe that small businesses will increasingly desire an online presence to complement and promote their physical store locations and enable use of the Internet to process their sale transactions.

Our Solution

We address many of the challenges encountered by small businesses and their technology vendors by providing Internet technology applications and solutions through our Velocity Internet technology platform. We believe that small business owners who use our feature-rich business applications and services can achieve greater returns on their technology expenditures while paying less than the typical cost of older versions of the same applications.

Innuity Velocity Internet Technology Platform.  Our Velocity Internet technology platform enables us to host, manage and integrate applications easily and cost effectively for small businesses. Our proprietary technology platform’s open architecture, internal integration, ease of use and scalability allow us to offer new Internet technology applications and solutions to small business customers as they move through each business life stage — getting started, growth and profitability. With Innuity small businesses may choose at each life stage the specific business applications and services they want to use. Our Internet technology applications and solutions afford small business customers the ability to attract new consumers, sell them their goods and services and process their transactions; eventually we hope to also offer applications that enable them to measure and manage the results.

Internet Technology Solutions.  We are able to offer Internet technology applications and solutions cost-effectively by replicating them for each of our small business customers and effectively spreading the high cost of developing, integrating and managing these applications across our broad customer base. Because we provide fully-integrated or easily-integrated applications, many of our Internet technology solutions can be used together effectively across a number of vertical markets. Our plan is to continue to offer integrated packages of those critical business applications we believe are most commonly needed by small businesses, including promotion, commerce and eventually productivity applications.

We currently offer the following applications and services, which are concentrated in the promotion and commerce categories:

Promotion division.  We connect businesses with customers who are most likely to buy their particular products and services — which can help generate new customers for small businesses as well as grow existing customer revenue. Applications include local search, local online business profiles, pay-per-click advertising, search engine optimization, link recruitment, conversion rate enhancement, search engine submission, web analytics tools, domain name registration, business and eCommerce websites and email.

Commerce division.  We provide the operational capability for processing, managing and supporting commerce transactions between small businesses, their online and offline customers, vendors and business partners. Applications include point-of-sale hardware, software and related services; merchant approval software, merchant acquiring solutions and merchant life cycle management solutions; and payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment.

Business Strategy

Our overall business objective is to be the leading provider of affordable Internet technology applications and solutions to the small business sector, offering the promotion, commerce and productivity business applications and services that are most critical to running a small business. We intend to achieve our objective through the following key strategies:

Expand Our Sales, Marketing and Distribution Efforts, Both Through Customer-Acquisition Partners and on a Direct Basis.  In 2006, we launched a direct sales model, utilizing an outbound marketing and sales approach, that sells integrated packages and key individual products/services targeted at small businesses in a getting started, growth or profitability stage of business life. Marketing and sales programs are structured and implemented to acquire customers, deliver superior customer service and up-sell these customers.

We plan to continue to expand our private label customer-acquisition channel by developing more relationships with partners that have substantial customer bases in the small business sector or in our targeted vertical markets. We believe that, due to the fragmentation of the small business sector, leveraging these strategic relationships will be an effective and economical means to accelerate market penetration; that such partnerships can provide access to small businesses that are, on average, willing to spend more for Internet technology solutions; and that these partnerships can often allow us to leverage our partners’ marketing resources and established marketing programs. To that end, we signed a services agreement in April 2007 with Amerivon, a leading mass market retail distribution firm, to broaden our mass market distribution reach.

We sell our Creditdiscovery Merchant Life Cycle Management products through the ISO (independent sales organization) channel and also sell our other promotion and commerce products through this ISO channel to reach their small business customers.

Focus on Key Vertical Markets.  We intend to continue devoting significant efforts and resources toward penetrating particular vertical markets in which many small businesses operate. These target markets include, among others, the retail, restaurant and hospitality sectors. Small businesses in these verticals primarily operate in local outlets, stores and franchisee locations. We believe that businesses operating in each of these vertical markets have relatively homogeneous technology needs and, given the relatively high volumes of sales transactions they experience, have a greater need for effective technology solutions.

There are certain applications that our Velocity Internet technology platform delivers, such as payment processing and LeadConnect, that require only slight customization to make them suitable for a particular vertical market, and therefore can be sold across multiple vertical markets; while others, such as a restaurant accounting application that we may license or acquire in the future, are necessarily highly customized for, and may be sold only to, a single vertical market. For each targeted vertical market, we believe we will be able to offer a suite of complementary applications and services, packaged as an integrated solution. For example, in creating a customized suite of applications and services for the restaurant vertical, we could bundle our current POS offerings and payment processing services with possible future offerings of Internet marketing services, a loyalty and gift card program and a restaurant-specific accounting system. Such bundled applications would share data and functionality, and would give small restaurants the ability to grow and manage their businesses in a cost-effective manner.

Expand and Integrate Our Internet Technology Solutions Offerings.  We intend to expand our suite of Internet technology solutions to include those promotion, commerce and productivity business applications that we believe are most critical to running a small business. As with our existing applications, our objective is to offer additional affordable and easy-to-use applications and services that are integrated not only into our Velocity Internet technology platform but also, to the extent practical, with the existing applications and systems on the premises of small business customers.

For example, we are exploring applications that will enable small businesses to offer and process gift, loyalty and stored-value cards, as well as new categories of productivity applications that will help businesses analyze the performance and manage the operations of their businesses. In these categories, we may license or acquire vertical-specific accounting capabilities, customer relationship management solutions and job scheduling applications. We may develop, license or acquire these new applications based upon the availability and expertise of our own development team, and the availability of third-party applications that satisfy our specifications and can be cost-effectively licensed or acquired and integrated into our Velocity Internet technology platform.

Integrate Legacy Third-Party Onsite Systems and Applications with Our Velocity Internet Technology Platform.  We plan to continue to integrate our Velocity Internet technology platform with a variety of systems and applications that are commonly located on the premises of our small business customers. We believe this will enable more small businesses to easily choose from a variety of additional applications and services offered through our platform and use them with their current systems and applications. For example, by fully integrating our Velocity platform with restaurant POS hardware and software systems, our Internet-based applications would be able to retrieve pertinent data, such as sales transaction information, staff time and attendance records, tips owing to servers and changes in inventory. This data could then be passed through our Velocity platform to the restaurant’s accounting system, to third-party payroll administrators and to third-party food service companies for reordering, as well as being used to launch an email marketing campaign through our technology platform. We believe that the successful integration of these onsite systems and applications with our own technology platform would allow us to offer a more complete and valuable solution to small businesses.

Increase the Number of Applications and Services Used by Our Customers.  We believe we can increase revenues from our existing customers by increasing the number of applications available to them, and persuading them to increase both the number of applications and services they use and the frequency with which they use them. We believe that, by persuading our customers to upgrade from a basic subscription service to an integrated package of broader service offerings, we can develop stronger customer relationships and improve overall customer retention. We also believe that Internet-based, vertical-specific application suites not yet developed will play an important role in convincing customers in each vertical to purchase a broader set of Internet technology solutions from us, particularly if we can demonstrate the marketing or productivity improvements achieved by other similar businesses through the use of such applications and solutions. By selling a broader range of services to our customers, we believe we can achieve greater consistency and predictability in our revenues, and leverage our own cost structure over a greater revenue base to achieve margin improvements.

Products and Services

The following overview details our core applications and solutions, which we believe enable our small business customers to reach a broader customer base, smoothly integrate their online and brick-and-mortar operations and run their companies more economically.

Promotion Division.  Our Promotion division connects businesses with customers who are most likely to buy their particular products and services — which can help generate new customers for small businesses as well as grow existing customer revenue. The Promotion division offers small business online marketing and search engine marketing services.

Small Business Online Marketing.  Our small business online marketing offerings provide affordable solutions that comprehensively and immediately promote small businesses online and can help to rapidly build strong customer bases. With our online marketing solutions, current and new customers of small businesses can find small businesses online quickly and easily via local search results and pay-per-click ads; learn about small businesses’ product and service offerings via clear, compelling and easy-to-navigate websites; and purchase a merchant’s products and services online, with ease and efficiency. Small Business Online Marketing features the following core products:

•	LeadConnecttm-Local Online Business Profiles — Drives top local search rankings for our customers in the major search engines. This service develops enhanced online local business profiles, places customized business profiles in one centralized location and automatically distributes these business profiles to major search engines and yellow page directories including Google, Yahoo, MSN, AOL, Ask, Citysearch and YellowPages.com.

•	Business Websites — Design, implementation and delivery of websites designed to effectively market small businesses online, provide successful customer interaction and help current and prospective customers learn about the business.

•	eCommerce Websites — Design, implementation and delivery of websites with safe and secure online stores, and creation and maintenance of compelling online storefronts — providing a quick, thorough and efficient way to sell products online.

•	Pay-Per-Click Advertising — Identify, analyze and select high-impact keywords; buy sponsored listings and advertising space in places such as Google for identified keywords and keyword phrases; and rapidly deliver highly qualified leads.

•	Small Business Search Engine Optimization — Evaluate and predict keyword search terms most attainable for a business’ website; focus on the top five keywords and create five dedicated content pages for a website; perform ongoing link recruitment to ensure search engines index these keyword pages, and provide ongoing keyword ranking reports.

Our business and eCommerce website services products include a number of noteworthy features such as over 100 design templates for website creation. These fully-functional website templates include features such as location maps, dynamic driving directions, reservations, business email and customer registration forms — all of which allow a customer to create a professional website in minutes. Another feature includes our easy-to-use website editing tools that enable our small business customers to edit, update and enhance their websites without any additional software or specialized computer skills, and without having to hire a professional webmaster to manage their websites for them. Also, as a registered Internet Corporation for Assignment of Names and Numbers (ICANN) domain name registrar, we can directly register and manage Internet domain names for our small business customers.

Distinguishing features in our eCommerce websites offering include a shopping cart engine that can be fully integrated with a small business customer’s merchant account, a taxes and shipping calculator, an inventory management system, integration with QuickBooks®, email marketing tools that enable a small business to launch its own email marketing campaigns and a variety of business management reports.

Search Engine Marketing Services.  Our Search Engine Marketing (SEM) services deliver higher-end, capabilities for businesses seeking comprehensive online marketing solutions. SEM offerings help businesses deliver and convert highly qualified leads to customers and develop higher natural rankings on search engines for clients’ keywords. Our Search Engine Marketing services feature the following core products:

•	Search Engine Optimization — Designed to deliver high natural search engine results (rankings) for carefully selected, high-impact keywords at a fraction of the cost for premium, paid keyword search engine placement.

•	Pay-Per-Click Advertising — Identify, analyze and select high-impact keywords; buy sponsored listings and advertising spaces, on search engines for identified keywords and keyword phrases; and quickly deliver highly qualified leads.

Our SEM services utilize our “Optify” technology, which enables us to identify and gather pertinent data from the Internet for virtually any business or industry and in multiple languages, for thousands of keywords and keyword phrases that are commonly entered as search terms in search engines. The data gathered by our Optify technology allow us to generate extensive market research data and business intelligence on keyword data for our customers within a few days, a process that can often take weeks or months to accomplish using non-automated methods. Our search engine optimization tools analyze this data to identify keywords and keyword phrases most likely to generate the highest return on investment from search engine marketing activities.

Commerce Division.  Our Commerce division provides the operational capability for processing, managing and supporting commerce transactions between small businesses, their online and offline customers, vendors and business partners. The Commerce division offers Merchant Services and In-Store Systems to our small business customers.

Merchant Services.  Our Merchant Services offerings deliver complete, end-to-end payment and processing solutions for merchants — bringing faster credit capabilities to our customers. Providing the functionality and support needed to conduct bank card services, Merchant Services offers a thorough merchant solution including merchant approval software, bank card acquiring and comprehensive merchant life cycle management products; convenient and easy-to-use payment acceptance and processing solutions that are fully functional with multiple payment acceptance methods; and seamless payment engine delivery.

Merchant Services delivers these principal offerings: Merchant Life Cycle Management, Bank Card Acquiring and Gateway.

Our Creditdiscovery Merchant Life Cycle Management (MLCM) products provide rapid merchant account application processing, real time credit scoring, board automation, contract origination, settlement data, risk management and profitability and residual management. These Creditdiscovery MLCM products take merchant applications from the prospect stage through account set-up and boarding; then advance the merchant process to total terminal set-up, transaction processing and detailed daily reporting. The result is a streamlined, integrated and seamless user experience.

Our Bank Card Acquiring program (BCA) provides the ability to accept retail credit cards — collecting payment from consumers’ credit cards or debit cards for goods and services sold. We have partnered with J.P. Morgan Chase & Co., the nation’s largest merchant processing bank, and JetPay, LLC, a leading payment processing company to provide timely, secure and reliable payment processing capabilities and technologies.

Our Gateway offering provides eCommerce, mail order, telephone order and virtual point-of-sale transaction processing, and features the following core products:

•	Electronic Check Processing — Allows merchants to accept checks from consumers over the Internet or by phone, including comprehensive online paperless check processing.

•	eCommerce Card Processing — Provides the service and functionality needed to accept major credit cards online, including Visa, MasterCard, American Express, Discover, Diner’s Club and JCB.

•	Recurring Billing Payment Processing — Enables online bill presentment and payment, providing the ability to apply payments.

In-Store Systems.  Our In-Store Systems offering delivers hardware and software systems and support designed to help hospitality and retail businesses increase revenues, reduce costs and achieve competitive differentiation. In-Store Systems’ business management solutions center around four principal offerings: POS Subscription Solutions, POS Systems, Maintenance and Professional Services.

Our POS Subscription Solutions feature POS, labor management and inventory management capabilities, plus select promotion and commerce products — all delivered as integrated packages via subscription-based pricing. Our POS Systems also feature POS, labor management and inventory management product capability, but are sold as discrete, one-time solutions. Both offerings deliver complete business management capabilities that automate and run hospitality and retail businesses via an integrated software and hardware platform, supported by our consulting and maintenance services. Both of these offerings feature the same core products:

•	Point of Sale (POS) — Operates the “front end” of the hospitality or retail business, providing cash control and sales mix reporting.

•	Labor Management — Manages the “back end” business functions of time keeping and labor scheduling.

•	Inventory Management — Manages the “back office” elements of purchasing, receiving, product costing, physical accounts and actual product costs.

Our Professional Services offering provides comprehensive consultative support to our POS offerings. Independent professional service teams assess business requirements, recommend product solutions, implement and integrate solutions into customer environments and provide all needed service and support. Professional Services features the following core capabilities:

•	Implementation-Installation — Service teams create a database of needed customer/client information; train management and related employees onsite; install physical placement of hardware; and provide live, in-person, support.

•	Staging — Service teams create an integrated system for customers/clients.

Our maintenance offering gives customers various technical and support options for keeping their POS solutions operating at prime capacity, and include:

•	Help Desk — Provides 24x7 call center support to customers/clients.

•	On-Site Field Service — Consultants go to customer/client locations to assess and solve technical needs.

•	Depot Service — Customers/clients mail in systems for technical assessment and repair. Service teams identify and correct problems and ship back refurbished systems.

In-Store Systems is authorized to sell, install and support a variety of industry-recognized software and hardware products, such as Aloha hospitality POS software, InfoTouch retail POS software, and Radiant, Epson, IBM, Javelin, NCR and Posiflex hardware. We offer Aloha and InfoTouch software support and field service, and also perform in-house refurbishing and repair of Javelin POS terminals and repair of Radiant, Epson, IBM, NCR and Posiflex hardware products.

Marketing and Sales

Our customers are predominantly small businesses that sell products and services directly to consumers. Target customers typically have fewer than 50 employees, and we focus on vertical markets that tend to have higher volumes of sale transactions, including the retail, restaurant and hospitality sectors. Most of the businesses in these vertical markets are sole proprietorships, small retail chain stores or locally-owned franchisees of larger consumer-oriented businesses. Their technology needs range from creating an online presence to managing different parts of their businesses, such as marketing and sales. In 2006, our 52,000-plus small business customers attracted over 176 million visitors to their websites and transacted approximately $3.8 billion of sales through our Velocity Internet technology platform.

We market and sell our Internet technology applications and solutions via three distinct approaches: private label partnerships, aggregator partnerships and our direct sales model.

Competition

There are a number of smaller, single-application vendors that offer applications addressing a specific promotion or commerce need of small businesses. There are also larger, better known companies offering products that address a specific set of promotion and/or commerce needs of small businesses. We face competition in our promotion and commerce product lines from new market entrants with new technologies, as well as from established vendors looking to expand their offerings, in the following categories:

•	Small Business Online Marketing Services — Companies such as Yahoo Small Business, Microsoft Office Live, Website Pros, Web.com, Go Daddy, Verio, 1&1 and Network Solutions.

•	Search Engine Marketing Services — Companies such as Yahoo Small Business, Google, Microsoft, iCrossing, iProspect, SEO.com, R.H. Donnelly Local Launch!, Marchex (Traffic Leader) and local search engine optimization companies.

•	Merchant Services — Companies such as Authorize.net, PayPal, Heartland Payment Systems, iPayment, CyberSource, Global Payments, The Sage Group, and Peachtree, as well as banking competitors such as Bank of America, Chase Manhattan Bank, Wells Fargo and small independent sales organizations.

•	In-Store Systems — Integrated equipment and software companies such as Micros Systems and Radiant Systems; independent software vendors such as Positouch, Digital Dining and Microsoft Retail Management System; and hardware competitors such as NCR, IBM, and Dell.

Due to relatively low barriers to entry in our industry and the significant market opportunity the small business market represents, we expect the intensity of competition to increase in the future from established and emerging companies. Increased competition may result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. We also expect that competition will increase as a result of industry consolidations and formation of alliances among industry participants. Most of our existing competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, distribution and other resources than we do. Many of our competitors have more management and employees with more extensive experience, and a better ability to service customers in multiple locations. There is no assurance that we will be more successful than new entrants or existing competitors, whether or not they have greater resources than we do.

However, we believe that we have the capability to address the following core competitive success factors in our small business target markets: the ability to develop on-demand and cost-affordable technology applications and solutions that are designed specifically for the needs of small businesses; the ability to acquire customers efficiently, such as through strategic distribution partners and through new products to address emerging trends like our LeadConnect product for creating local search online business profiles; the ability to successfully sell multiple applications and services to the same small business customer; the ability to offer high quality and low maintenance solutions; and the ability to integrate vertical-specific applications and services for targeted vertical markets.

Technology

Our technology is based on scalable and secure hardware and network architecture, which has primarily been developed in-house and utilizes commercial and open source software, database and development platforms. Our platform and architecture provide management and administration efficiencies that enable us to maintain a high ratio of customers to information technology professionals, and thus to offer affordable Internet technology applications and solutions. Our Velocity Internet technology platform is designed to meet the following four objectives:

•	Support millions of small business customers, processing billions of dollars in transactions. Our applications, and the information residing in them, are accessible and controllable by the small business customer.

•	Consumers can find small businesses, employees can run any application and owners can manage and track information.

•	Centralize service and support. Our centralized service and support capabilities enable our small business customers to take advantage of an optimized cost structure, while providing them with a high availability of resources, redundant systems and highly monitored security systems — advantages that previously were available only to larger companies with substantial information technology budgets.

•	Optimize and leverage hardware. Our hardware is optimized with custom software applications that achieve high performance with great scalability, giving our small business customers the direct cost and performance advantages of our centralized hardware/infrastructure. Our platform dynamically allocates hardware and other resources to a small business customer only when they are utilizing our applications, instead of permanently allocating a certain amount of resources, independent of application usage.

•	Deliver applications services on demand. Our on-demand and monthly subscription model enables small businesses to determine what applications services they need, when they need them and when it is appropriate for them financially. As result, they have better operational control and can experience significantly lower costs.

These objectives shaped our technology philosophy, technical directions and overall development architecture. As a result, our Velocity Internet technology platform is built on the following critical technologies, processes and infrastructure:

•	Application Architecture. Our application architecture has been designed with some core principles in mind. First, applications are reentrant so that multiple entities can safely and dependably access our software code simultaneously. Applications are also stateless, meaning that the states (activities) of the applications reside in a database. We have designed the architecture so that speed is optimized for each state, and so that for each state there are set time parameters to accomplish the related task, with immediate shifts to additional hardware resources as needed. Additionally, all our applications are designed to use databases, and our data architecture is designed to index millions of small businesses and, for each small business, its pertinent business information. Our applications support XML for data integration, and XML is employed to move data between applications.

•	Network Architecture. Our network architecture keeps track of individual requests, providing session information to the application servers. It is designed for high security, in order to prevent hackers, as well as prevent denial of service attacks and block unauthorized use of the system. Designed for high availability and redundancy, the network architecture has no single point of failure.

•	Platform Architecture. Our Velocity technology platform has been designed to be able to scale to serve millions of customers. Our platform consists of Intel-based commodity front-end servers utilizing industry standard software operating systems, languages and API’s (application program interfaces) including Linux, Apache, PHP, SOAP and XML. These servers run our proprietary software and are load-balanced with F5 Networks BigIP appliances. The front-end server pool is easily scalable by adding commodity servers as volume of traffic requires. The front-end servers connect to the back-end system through Cisco and Extreme Networks switches. Our back-end system consists of file and Oracle database servers. Our back-end systems are built to scale by both upgrading hardware as processor speeds and capacity continue to increase, and partitioning any single system to multiple servers.

•	Data Center. Our technology infrastructure is located in two data center locations operated by third parties. Our information systems are backed up daily, and backups are taken offsite monthly. The data center feeds are dual homed and BGP routed over multiple backbone connections. The data centers have split physical entry points for the feeds and can route traffic down either circuit in the event a circuit fails. In the case of an electrical power failure, the data centers has an uninterruptible power supply (UPS) that is dual sourced from public power and a local diesel generator. The generator starts automatically in the event of public power failure. Both data centers maintain an onsite fuel supply to power the generator during short-term disruptions. All equipment for routing, switching and data cabinets is also powered from the UPS, allowing operation without interruption during a public power outage.

•	Systems Security. Our security systems continuously monitor the Velocity Internet technology platform for possible vulnerabilities, as well as for possible intrusions, utilizing a combination of commercially available and open source software and services, as well as our own internally developed tools. We use industry standard protocols and systems for network security. Multiple layers of firewalls are designed to prevent unauthorized access externally and improper access to confidential information internally. We use standard encryption and authentication technology, licensed from third parties, designed to provide secure transmission of confidential information, such as end-user credit card numbers. Our Web servers use application-level security, limiting what transactional information is available.

•	Consumer Security. Through our customers and service providers, we collect information from consumers, such as consumer names and email aliases that enable us to personally identify consumers who visit the websites of our small business customers. In addition, consumers provide financial information, such as credit card numbers and bank account numbers, when purchasing products or services from our small business customers. We have security measures in place designed to protect the loss, misuse and alteration of the confidential information under our control. Only our authorized employees are permitted to have access to a consumer’s personal information and such access is limited based upon business need. We generally do not share financial information with outside parties, except to the extent necessary to provide consumers with the product or service they have purchased. We may also release specific personal information in order to comply with applicable laws and regulations and governmental proceedings, such as criminal investigations, search warrants, subpoenas or court orders. We take what we believe are reasonable steps, including using industry standard encryption technology, in order to protect such personal information. However, no data transmitted over the Internet or over any wireless network can be guaranteed to be absolutely secure. As a result, while we strive to protect the personal and financial information of consumers, we cannot guarantee the security of any such information.

•	Customization and Integration. We have developed our business applications and services to require only slight, if any, customization in order to be useful to most types of small businesses in our target vertical markets. We plan to continue to pursue this minimal-customization objective, in order to benefit from cross-market efficiencies. In the event we acquire rather than develop future applications, we will look for similar efficiency opportunities. We also provide a developer API for our commerce applications and services so that small businesses and their vendors can integrate their custom applications with our payment gateway. Integration options include: SSL POST with name/value pairs and secure socket connection; and for Windows-based applications, a COM object is also available to simplify the integration. Sample scripts are available (e.g., Perl, C++, Visual Basic, ASP) to shorten the learning curve and speed development time.

Customers

We target consumer-oriented small businesses, such as small retail chain stores and locally-owned franchisees of larger consumer-oriented businesses, which typically have fewer than 50 employees. We intend to continue to focus our sales and marketing efforts on a few particular vertical markets in which many small businesses operate and the volume of sales transactions tends to be higher, such as the retail, restaurant and hospitality sectors. While we believe that any small business could benefit by using our applications and services, we believe those small businesses that have a need to integrate online functionalities with the applications and systems located on their physical premises will benefit the most from our services offerings. Our goal is to offer business applications and services to our customers at a fraction of the cost they would normally have to pay to purchase and integrate equivalent business applications and services separately through traditional vendors. During the years ended December 31, 2006, and 2005, Jamba Juice represented approximately 11% and 12.7%, respectively, of our revenues (on a pro forma basis combined with our recent Jadeon and 10x Marketing acquisitions for 2005). During the three months ended March 31, 2007, Red Robin accounted for approximately 14% of our revenues and Jamba Juice accounted for 8% of our revenues.

We offer a professional, quality-oriented customer service program to our customers. Our customer support team is on call to handle customer service inquiries and is supported by a dedicated team of developers and application specialists. For certain of our offerings, we offer personalized customer service assistance. For example, our customers who purchase In-Store Systems offerings and Search Engine Marketing services are generally assigned an experienced account manager, who acts as the primary customer contact person and is charged with completing projects and resolving issues as they arise. For these types of customized services, in addition to face-to-face meetings, email and phone interactions, we provide regular status reports to our customers.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret laws in the U.S. and other jurisdictions to protect our proprietary technology and our brand. We generally enter into confidentiality and invention assignment agreements with our employees and consultants, and confidentiality agreements with other third parties, and rigorously control access to our proprietary technology. We do not currently have any patents or pending patent applications.

We have filed and received notice of allowance for our trademarks “Innuity” and “Small is the new big” and we have filed a U.S. federal trademark application for “LeadConnect.” We have received a U.S. registered federal trademark for “Vista” and our unregistered trademarks include Innuity Velocity, FreeStarter.com, Jadeon, Merchant Partners, Optify and 10x Marketing.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in every country in which an Internet technology solutions competitor might be located. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Protecting our intellectual property rights may also be costly and time consuming. Any unauthorized use of our intellectual property could make it more expensive for us to do business.

Companies in the Internet, technology and business application and service industries often own large numbers of patents, copyrights and trademarks, and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we grow and face increasing competition, the possibility of intellectual property claims against us will grow. Our technologies may not be able to withstand any third-party claims asserting rights to restrict their use.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are a Software as a service, or SaaS, company that designs, acquires and integrates applications to deliver solutions for small business. Our Internet technology is based on an affordable, on-demand model that allows small businesses to interact simply with customers, business partners and vendors and to manage their businesses efficiently. Using our on-demand applications, small businesses can grow their revenues, reach and serve customers and run everyday operations.

We deliver our Internet technology applications and solutions through our Innuity Velocitytm Internet technology platform. Employing proprietary technology and integration processes, our Velocity technology platform provides small businesses the opportunity to choose applications that are right for their businesses — individually or as an integrated suite — with minimal initial start-up costs and maintenance. With our use-based pricing, small businesses pay a monthly subscription fee for our applications they choose to use.

Our business currently has two operating divisions, Promotion and Commerce, each of which is focused on a critical business process. The applications and solutions offered by our Promotion division help small businesses market and promote their products and services, while the offerings of our Commerce division are designed to facilitate and improve a small business’ selling processes and transaction processing capabilities.

Critical Accounting Policies

Our consolidated financial statements as of December 31, 2006 and 2005 and for the years ended are prepared in accordance with generally accepted accounting principles in the United States (GAAP). Our significant accounting policies are described in Note 1 to our Consolidated Financial Statements included elsewhere in this prospectus. Included within these policies are our “critical accounting policies.” Critical accounting policies are those policies that are most important to the preparation of our consolidated financial statements and require management’s subjective and complex judgments due to the need to make estimates about the effect of matters that are inherently uncertain. Our critical accounting policies relate to revenue recognition, credit risk, long-lived assets, goodwill and stock-based compensation. The application of these accounting policies involves the exercise of judgment and the use of assumptions as to future uncertainties, and as a result, actual results could differ materially from these estimates. Management discussed with our audit committee the development, selection and disclosure of our critical accounting policies and estimates and the application of these policies and estimates.

Revenue Recognition

We recognize revenue when customers are billed or when payment is received (for debit/credit card and ACH arrangements) from customers for services that have been provided and goods or products have been delivered. In the case where a long-term project is undertaken, we recognize revenue according to the terms of the contract or based on the percentage of completion method. These revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the customer no longer has the right of return, the fee is fixed or determinable and collection has been made or is probable.

Under multiple element arrangements, where each element is separately stated, sold and priced, we allocate revenue to the various elements based on vendor-specific objective evidence (VSOE) of fair value. Our VSOE of fair value is determined based on the price charged when the same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, we recognize revenue using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value.

We record revenue from four major sources of activities and services:

Subscriptions and Maintenance Support — Includes monthly subscription fees for the use of online applications and services and periodic maintenance service agreements (providing the customer with technical and systems support). Subscriptions for online applications and services include the following: website design and hosting, customer and partner setup, customer and partner support, domain names, search engine optimization, technology licenses and fixed gateway fees. We recognize these revenues each month or ratably over the contract period as services are performed. If the customer pays in advance of the services or support, the advance payment is recorded as deferred revenue and amortized ratably over the period or periods in which the service and/or support is provided.

Transaction Processing and Affiliate (Reseller) Programs — Includes debit/credit card and ACH processing fees (both fixed amounts charged for each transaction and discount fees based on a percentage of the transaction value), financing fees, merchant fees, traffic (online visits to a customer’s website), ATM fees, and fees derived from providing affiliates/partners with gateway related services. These fees can be generated directly by our operations or through an affiliate agreement. We recognize these revenues at the time the transaction has been completed and funds have been posted to our account or at the time of payment by the affiliate. If the customer pays in advance for processing services, the advance payment is recorded as deferred revenue and amortized ratably over the period or periods in which the services are provided.

Professional Services — Includes contractual agreements where the customer agrees to pay us based on time and/or materials for a specific project or period. Customers may be billed or their debit/credit cards charged before or after services have been rendered (depending on contractual arrangement). We recognize these revenues as work is completed and/or contractual milestones are met. If the customer pays in advance of the services, the advance payment is recorded as deferred revenue and amortized as the work is completed and/or contractual milestones are met. We recognize revenue for long-term contracts based on the milestones established within the terms of the contract or the percentage of completion method.

Systems Sales — Includes point-of-sale hardware, software and services (collectively, POS systems) related to the procurement, staging, installation, implementation and ongoing support services of the POS systems. We recognize revenues from the sale of POS systems at the time the customer takes possession of and title to the equipment and software and the customer has no further right of return. We recognize revenues from installation when the system has been installed and we have no further obligations.

During 2006 we recognized $21,684,000 of revenue and had deferred revenue of $2,543,000 as of December 31, 2006. During the three months ended March 31, 2007, we recognized $5,287,000 of revenue and had deferred revenue of $3,316,000.

Credit Risk

We maintain a reserve for doubtful accounts, which consists of management’s estimate of losses resulting from potentially uncollectible accounts receivable. In addition, if the ability to collect becomes doubtful on any receivable, a reserve is set up for the entire amount of such receivable. Management estimates the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. During 2006, we recorded bad debt expense of $366,000. At December 31, 2006, trade accounts receivable recorded on our balance sheet totaled $1,434,000 for which we had a reserve for doubtful accounts of $116,000. At March 31, 2007, trade accounts receivable recorded on our consolidated balance sheet totaled $1,451,000 for which we had a reserve for doubtful accounts of $94,000.

Long-Lived Assets

We review long-lived assets such as property, equipment, and definite-lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. As required by Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the impairment or disposal of long-lived assets,” we use an estimate of the future undiscounted net cash flows of the related asset or group of assets over their remaining economic useful lives in measuring whether the assets are recoverable. If the carrying amount of an asset exceeds its estimated future cash flows, we require an impairment charge be recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. We assess Impairment of long-lived assets at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. We report assets to be disposed of at the lower of the carrying amount or fair value, less the estimated costs to sell. In addition, we no longer depreciate the assets. We did not record any impairment charges on long-lived assets during 2006. As of December 31, 2006, long-lived assets recorded on our consolidated balance sheet included $901,000 of property and equipment, net of depreciation, and $1,671,000 of intangible assets, net of amortization.

As of March 31, 2007, long-lived assets recorded on our consolidated balance sheet included $821,000 of property and equipment, net of depreciation, and $1,420,000 of intangible assets, net of amortization.

Goodwill

Our goodwill arises from business acquisitions and represents the value attributable to the unidentifiable intangible elements in our acquired businesses. We initially record goodwill at fair value and we subsequently evaluate goodwill at least annually for impairment in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and other intangible assets”. We perform this annual test as of December 31st of each year. Our evaluations are performed on a more frequent basis if events or circumstances indicate that an impairment could have taken place. These events could include, among others, a significant adverse change in the business climate, an unanticipated change in the competitive environment, recurring losses incurred by the business unit, or a decision to change the operations or dispose of a reporting unit.

Our first step in this evaluation process is to determine if a potential impairment exists and, if required from the results of this first step, we perform a second step that measures the amount of any impairment loss. Our computations required by the first and second steps require us to use a number of estimates and assumptions. In completing the first step, we determine the fair value of the reporting unit that is being evaluated. In determining the fair value, we generally calculate value using the present value of our management’s estimates of future cash flows or through the use of an independent valuation specialist.

If our first step indicates a potential impairment of a reporting unit, our second step requires us to estimate the implied fair value of the reporting unit. Through this process we estimate the fair value of the unit’s individual assets and liabilities in the same manner as if a purchase of the reporting unit were taking place. To do this, we determine the fair value of the assets, liabilities and identifiable intangible assets of the reporting unit based upon the best available information. If we calculate the value of goodwill in the second step at less than the carrying amount of goodwill for the reporting unit, an impairment is indicated and we write down the carrying value of goodwill to the calculated value. We did not record any impairment charges against goodwill in 2006. As of December 31, 2006, and March 31, 2007, we had $1,833,000 of recorded goodwill on our balance sheet.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board issued SFAS 123R, which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the consolidated statements of operations. Pro forma disclosures previously permitted under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123) are no longer an alternative to financial statement recognition under SFAS 123R.

We adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R (SFAS 123R) using the modified-prospective transition method on January 1, 2006. Under this transition method, the compensation cost we recognized during the year ended December 31, 2006 included: a) compensation costs for all share-based payments granted through December 31, 2005, but for which the vesting period had not been completed as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and b) compensation costs for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective transition method, results for prior periods are not restated.

For the year ended December 31, 2005, we applied the provisions of SFAS 123. SFAS 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). We elected to continue to apply the provisions of APB 25 and provide pro forma disclosures required by SFAS 123 in the footnotes to the consolidated financial statements. We use the Black Scholes option-pricing model to determine the amount of additional pro forma expense related to these options as presented in our disclosures. Had we adopted a fair-value-based method of accounting for stock options, we would have been required under generally accepted accounting principals to record the pro forma expense for these options as expense in our statements of operations which could have materially affected our operating results. Our stock-based compensation expense totaled $1,317,000 in 2006 and $246,000 during the three months ended March 31, 2007.

Operations Review

The following discussion presents certain changes in our revenue and expenses that have occurred during the three months ended March 31, 2007, as compared to the same period in 2006.

Analysis of Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
			%
	2007	2006	Change

Revenues
Product sales	$2,112,871	$1,899,841	11%
Services	3,173,870	3,058,030	4%

Total revenues	5,286,741	4,957,871	7%
Operating expenses
Cost of product sales	1,643,973	1,560,053	5%
Cost of services	1,814,721	1,711,945	6%
General and administrative	1,329,874	1,483,060	(10)%
Selling and marketing	1,243,171	1,352,186	(8)%
Research and development	461,165	364,445	27%
Royalty expense	—	415,748	(100)%
Amortization expense	250,587	254,336	(1)%

Loss from operations	(1,456,750)	(2,183,902)	(33)%

Other income (expense)
Interest expense	(97,955)	(339,842)	(71)%
Other expense, net	—	67,387	*

Total other expense	(97,955)	(272,455)	(64)%

Net Loss	$(1,554,705)	$(2,456,357)	(37)%

*	Calculation is not meaningful

Note — Refer to the above Analysis of Condensed Consolidated Statements of Operations while reading the operations review discussion below.

Revenues

Revenues increased $329,000 for the three months ended March 31, 2007, compared to the same period in 2006. The growth in revenue was due to a $595,000 increase in revenue from our Commerce division, which was offset by a $266,000 decrease in revenue from our Promotion division. The growth in our Commerce division was primarily due to increased revenue from our In-Store business line from the continued roll-out of our chain partners’ implementation of our technology and growth in numbers of new customers. The decrease in revenue from our Promotion division was due mainly to a migration away from enterprise business search engine optimization services that were acquired in June 2005 (10x Marketing LLC) to small business search engine marketing offerings that were launched in March 2007 under our LeadConnect product offering, and a continued decline in revenue from the attrition in the customer base we purchased from CitySearch.com in August 2003.

We may experience continued decline in our enterprise business search engine optimization services and this decline could continue at a higher rate than growth in our LeadConnect product offering over the next few quarters. We also believe that the revenues from the customer base we purchased from CitySearch.com will continue to decline. However, we do not feel that this decline will be material in relation to our total revenue.

We are experiencing pricing pressure and aggressive marketing from competitors of our gateway services that are offered under the Merchant Services business line in our Commerce division. We believe this pricing pressure and aggressive marketing by our competitors will continue and that these forces could cause a decline revenues from our gateway services in future quarters. Revenues from our gateway services were $551,000 during the three months ended March 31, 2007.

Expenses

Cost of product sales.  We incurred $1,644,000 in costs of product sales for the three months ended March 31, 2007, compared to $1,560,000 for the same period in 2006. The increase of $84,000 was due primarily to a $213,000 increase in product revenue during the three months ended March 31, 2007, when compared to the same period in 2006. Our margins for product revenue increased to 22% during the three months ended March 31, 2007, compared to 18% for the same period in 2006. This increase in margin was primarily due to the increase in our revenue in relation to the fixed component of the cost of our product sales.

Cost of services.  Our cost of services increased $103,000 during the three months ended March 31, 2007, compared to the same period in 2006. This increase in costs was due primarily to a $116,000 increase in our service revenue. The margin for our service revenue remained constant at 43% of revenue during the three months ended March 31, 2007, compared to margin of 44% of service revenue for the same period in 2006.

General and administrative.  Our general and administrative expenses decreased $153,000 during the three months ended March 31, 2007, compared to the same period in 2006. General and administrative costs were 25% of revenues during the three months ended March 31, 2007, compared to 30% of revenues for the same period in 2006. This decrease was due mainly to a $211,000 decrease in professional services. Professional services during the three months ended March 31, 2006, included services billed for merger and acquisition activity and initial costs of becoming a public company. These activities were limited during the three months ended March 31, 2007.

Selling and marketing.  Our selling and marketing expenses decreased by $109,000 for the three months ended March 31, 2007, compared to the same period in 2006. Selling and marketing expenses were 24% of revenues during the three months ended March 31, 2007, compared to 27% of revenues for the same period in 2006. This decrease was due mainly to a decrease in labor costs from reduced headcount as well as a reduction in outside services. During the three months ended March 31, 2006, we re-branded and launched the Innuity website and developed the foundation for its go-to-market public relations campaign. We incurred costs for these activities that we did not incur during the three months ended March 31, 2007.

Research and development.  Our research and development expense increased $97,000 for the three months ended March 31, 2007, compared to the same period in 2006. This increase in expenses was due primarily to an increase in labor costs. This increase in labor was the result of the development of new service offerings including the further development of products acquired through our acquisitions of the assets of Creditdiscovery LLC and Acquirint LLC in the fourth quarter of 2006. As a percentage of revenue, research and development expense was 9% of revenue for the three months ended March 31, 2007, compared to 7% of revenue for the same period in 2006. We expect that our research and development costs will continue to increase as we introduce new products into the market.

Royalty.  On January 1, 2005, we recorded a prepaid royalty due to the buyout of an agent agreement relating to our acquisition of Merchant Partners. The prepaid royalty was amortized over 21 months. The prepaid royalty was fully amortized in 2006.

Amortization.  Our amortization expense remained almost constant at $251,000 for the three months ended March 31, 2007, compared to $254,000 during the same period in 2006.

Interest.  Our interest expense decreased $242,000 for the three months ended March 31, 2007, compared to the same period in 2006. The decrease primarily related to expensing of $232,000 of unamortized debt discount associated with debt that converted into shares of our common stock during the first quarter of 2006. The debt discount was being amortized into interest expense over the term of the associated debt and all unamortized debt discount associated with the converted debt was expensed upon the debt conversion.

The following discussion presents certain changes in our revenue and expenses that have occurred during the year ended December 31, 2006, as compared to the year ended December 31, 2005.

Analysis of Consolidated Statements of Operations

	Year Ending December 31,
			%
	2007	2006	Change

Revenues
Product sales	$8,760,588	$3,849,581	128%
Services	12,923,691	8,616,020	50%

Total revenues	21,684,279	12,465,601	74%
Operating expenses
Cost of product sales	6,761,464	2,743,334	146%
Cost of services	7,261,588	4,106,526	77%
General and administrative	6,634,587	7,695,290	(14)%
Selling and marketing	5,313,385	3,484,548	52%
Research and development	1,423,679	1,240,527	15%
Royalty expense	1,247,246	1,662,994	(25)%
Amortization expense	958,045	628,893	52%

Loss from operations	(7,915,745)	(9,096,511)	(13)%

Other income (expense)
Interest expense	(627,927)	(294,310)	113%
Other expense, net	69,984	24,791	*

Total other expense	(557,943)	(269,519)	107%

Net Loss	$(8,473,688)	$(9,366,030)	(10)%

*	Calculation is not meaningful

Note — Refer to the above Analysis of Consolidated Statements of Operations while reading the operations review discussion below.

Revenues

Revenues increased $9.2 million for the year ended December 31, 2006, when compared to 2005. Of this increase, $5.7 million was due to a full year of revenue for the businesses acquired in June 2005 (Jadeon and 10x Marketing) being included in the consolidated financial statements for the year ended December 31, 2006. The remaining increase of $3.5 million was due primarily to $3.1 million of year over year volume growth from the In-Store Systems business line of our Commerce division (conducted through Jadeon). The growth in this business line is principally due to the continued roll-out of our chain partners’ implementation of our technology and growth in numbers of new customers. Also, this business line has primarily serviced the hospitality industry historically. In 2006 we expanded the market base of our In-Store Systems business line as we began servicing retail establishments.

Expenses

Cost of product sales.  We incurred $6.8 million in costs of product sales for the year ended December 31, 2006, compared to $2.7 million in 2005. The increase was principally due to having Jadeon’s cost of sales included for the entire year ended December 31, 2006. We also experienced lower margins for product sales for the year ended December 31, 2006, when compared to 2005. These lower margins were primarily due to competitive pricing pressures from our customers as well as an increase in pricing from a major vendor.

Cost of services.  Our cost of services increased $3.2 million during the year ended December 31, 2006, compared to 2005. This increase was mainly attributable to having the costs of Jadeon and 10x Marketing included for the entire year ended December 31, 2006. We experienced lower margins for service revenue during the year ended 2006, when compared to 2005. These lower margins were primarily due to an increasing percentage of our service revenue coming from the In-Store business line of our Commerce division which has a lower margin.

General and administrative.  Our general and administrative expenses decreased $1.1 million during the year ended December 31, 2006, when compared to 2005. General and administrative costs were 31% of revenues in 2006 compared to 62% of revenues in 2005. This decrease was due mainly to a decrease in our share-based payment costs included in general and administrative expenses of $2.5 million, net of increases in other general and administrative expenses. The major cause for the decrease in share-based payment expense related to shares of our common stock that we issued to certain directors and officers at $0.10 per share during 2005 which was determined to be below the computed fair value. Our general and administrative expenses, excluding share-based payments, increased by $1.5 million in 2006 when compared to 2005.

The increase in other general and administrative expenses include the costs associated with our abandoned efforts to acquire Hello Metro Incorporated in 2006 ($648,000). Included in the costs of the abandoned acquisition are $140,000 of cash payments and common stock issued to Hello Metro (valued at $458,000), as well as $50,000 in penalties for not registering the resale of the common stock.

In December 2006, we issued a total 454,000 shares of our common stock for the acquisitions of Creditdiscovery and Acquirint. We granted registration rights to the sellers in these acquisitions whereby we agreed to pay a total of $200,000 in liquidated damages to the sellers if a registration statement covering the resale of the shares was not declared effective by the SEC within 180 days after the closing date of the acquisitions. Our general and administrative expenses for the year ended December 31, 2006 include the accrual of the $200,000 of potential liquidated damages that we would be required to pay if we are unable to have the resale of the shares issued in these acquisitions covered by an effective registration statement within the time limits required by the registration rights agreements.

Our growth from acquisitions that took place in June 2005 also resulted in increased general and administrative expenses in 2006. General and administrative expenses directly relating to the acquired entities (Jadeon and 10x Marketing) increased by $361,000 due to these businesses being included in our operations for a full year in 2006. Other increases in general and administrative expenses relate primarily to increased costs of becoming a public company.

Selling and marketing.  Our selling, and marketing expenses increased $1.8 million for the year ended December 31, 2006, compared to the same period in 2005. Selling and marketing expenses were 25% of revenues in 2006 compared to 28% of revenues in 2005. The major increase in selling and marketing expenses primarily related to an increase in salaries and wages ($1.3 million) and an increase in share-based payment expense ($253,000). The increase in these areas was primarily due to our acquisitions of Jadeon and 10x Marketing. We also expanded our direct sales force, re-branded and launched the Innuity website, and developed the foundation for our go-to-market industry relations campaign.

Research and development.  Our research and development expense increased $183,000 for the year ended December 31, 2006, compared to 2005. This increase in expenses was due to an increase in salaries and wages of $47,000, an increase in charges for share-based payments of $23,000 and $113,000 of expenses relating to the development of new service offerings. As a percentage of revenue, research and development expense was 7% of revenue for the year ended December 31, 2006, and 10% of revenue in 2005.

Royalty.  On January 1, 2005, we recorded a prepaid royalty due to the buyout of an agent agreement relating to our acquisition of Merchant Partners. The prepaid royalty was amortized over 21 months. We recorded royalty expense of $1.2 million and $1.6 million, in the years ended December 31, 2006, and 2005, respectively, as we amortized the prepaid royalty expense.

Amortization.  Our amortization expense increased $329,000 for the year ended December 31, 2006, when compared to 2005. The increase primarily related to amortization expense associated with the intangible assets acquired with the business acquisitions in June 2005. These intangible assets totaled $2.3 million and are being amortized over their estimated useful lives of three years.

Interest.  Our interest expense increased $334,000 for the year ended December 31, 2006, when compared to 2005. The increase primarily related to expensing of $232,000 of unamortized debt discount associated with debt that converted into shares of our common stock during 2006. The debt discount was being amortized into interest expense over the term of the associated debt and all unamortized debt discount associated with the converted debt was expensed upon the debt conversion. Other increases in interest expense were due to an increase in debt assumed and/or issued with our business acquisition activity during 2005 and amortization of discount on new convertible debt incurred in 2006.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through borrowings and equity investments. In 2004, we received approximately $1.4 million from the sale of shares of Series A Convertible Preferred Stock which were subsequently converted into common stock. In 2005, we received approximately $3.5 million from the sale of 8% convertible notes, and converted other debt totaling $1.1 million into the new 8% convertible notes. In 2006, we received $345,000 from the sale of 15% convertible notes.

In May 2007, we received $2.0 million ($1.9 million net of fees) through the issuance of 15% notes payable. The notes are due May 3, 2008, and mature at 115% of the outstanding principal balance. We are also obligated to pay monthly interest at an annual interest rate of 15%. With the proceeds of the notes, we paid off our credit line with a bank ($450,000) which was past due and in default. We also paid the amount due under a settlement agreement relating to a disputed product-line purchase agreement. The amount accrued under the product-line purchase agreement was $1.1 million as of March 31, 2007, and was included under long-term debt as of that date. We paid $523,000 under the settlement agreement on May 4, 2007, resulting in a gain from the settlement of this debt in the second quarter of 2007. We will likely need to obtain additional funding in order to retire the notes within the one year maturity deadline.

Due to our recurring losses, negative cash flows, working capital deficit and accumulated deficit, the report of our independent registered public accounting firm for the year ended December 31, 2006, expressed substantial doubt about our ability to continue as a going concern. As of March 31, 2007, we had current assets of $3.0 million and current liabilities of $10.8 million, resulting in a working capital deficit of ($7.8 million). Our ability to continue as a going concern is dependent, in the near term, on our ability to obtain additional debt or equity financing, and, in the long term, on our ability to develop and maintain profitable operations. Unless we are able to significantly increase our revenues and cash flows from operating activities, we will be required to raise additional funds through the issuance of debt or equity securities or other sources of financing in 2007.

We also have $200,000 of debt due to a stockholder that is payable on demand. We received a demand for payment from the stockholder and therefore, the debt is considered to be in default. We have accrued interest at the default rate on this debt and as of May 31, 2007, we had accrued $117,000 of interest on this debt.

We generated $253,000 of cash from operating activities during the three months ended March 31, 2007, and used $599,000 of cash in operating activities during the same period in 2006. While we had net losses of $1.6 million and $2.5 million, respectively, during the three months ended March 31, 2007, and 2006, significant charges included in these losses were non-cash items such as depreciation and amortization, share-based payments, expensing of prepaid royalties, accretion of debt discount and provisions for bad debts. These non-cash items totaled $803,000 during the three months ended March 31, 2007, and $1.4 million during the three months ended March 31, 2006. Changes in our operating assets and liabilities further offset our cash losses from operations by

$1.0 million during the three months ended March 31, 2007, and by $495,000 during the three months ended March 31, 2006. The $1.0 million increase in cash from changes in operating assets and liabilities during the three months ended March 31, 2007, was due in part from extending vendor payment cycles and growth in our deferred revenue from an increased number of customers prepaying for service contracts. It is unlikely that we will be able to generate significant cash from changes in our operating assets and liabilities in the future unless we are able to significantly grow our business.

We purchased property and equipment of $21,000 and $4,000, during the three months ended March 31, 2007, and 2006, respectively. We paid $149,000 on our credit lines during the three months ended March 31, 2007, and had net borrowings against our credit lines of $110,000 during the three months ended March 31, 2006. We had principal payments on various debt instruments and capital leases of $158,000 and $28,000 during the three month periods ending March 31, 2007, and 2006, respectively. We also received $6,000 during the three months ended March 31, 2006, for the exercise of stock options and warrants.

We used $441,000 of cash in our operations during the year ended December 31, 2006, and $3.5 million of cash in our operations during 2005. While we had net losses of $8.5 million and $9.4 million, respectively, during the years ended December 31, 2006, and 2005, significant charges included in these losses were non-cash items such as depreciation and amortization, share-based payments, expensing of prepaid royalties, accretion of debt discount and provisions for bad debts. These non-cash items totaled $5.2 million during the year ended December 31, 2006, and $6.4 million during the year ended December 31, 2005. Changes in our operating assets and liabilities further offset our cash losses from operations by $2.9 million during the year ended December 31, 2006, and increased our operating cash losses by $574,000 during the year ended December 31, 2005. The $2.5 million increase in cash from changes in operating assets and liabilities during 2006 was due in part from extending vendor payment cycles, growth in our deferred revenue from an increased number of customers prepaying for service contracts, and improved collections of our accounts receivable.

We purchased property and equipment of $178,000 and $109,000, respectively, during the years ended December 31, 2006, and 2005. We changed banking relationships in our merchant services business line during the year ended December 31, 2005. This change in banking relationships allowed us to free-up $300,000 of restricted cash in 2005. We also acquired $499,000 of cash from the purchase of Jadeon and used net cash of $156,000 in the Vista.com merger in 2005.

We had net borrowings against our credit lines of $210,000 and $490,000, respectively, during the years ended December 31, 2006, and 2005. We had borrowings under separate convertible notes during the years ended December 31, 2006, and 2005, of $345,000 and $3.5 million, respectively. During the year ended December 31, 2005, we received $224,000 for the issuance of common stock. We also had principal payments on various debt instruments and capital leases of $316,000 and $714,000, during 2006 and 2005, respectively.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Governmental Regulation

We are subject to governmental regulation much like many other companies. There are still relatively few laws or regulations specifically addressed to the Internet. As a result, the manner in which existing laws and regulations should be applied to the Internet in general, and how they relate to our business in particular, is unclear in many cases. Such uncertainty arises under existing laws regulating a variety of subject matters, including user privacy, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, content regulation, quality of products and services, and intellectual property ownership and infringement. To resolve some of the current legal uncertainty, we expect new laws and regulations to be adopted that may be directly applicable to our activities. Any existing or new legislation applicable to us could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen the growth in use of the Internet in general.

Several new federal laws that could have an impact on our business have already been adopted. The Digital Millennium Copyright Act is intended to reduce the liability of online service providers for listing or linking to third-party websites that include materials that infringe copyrights or rights of others. The CAN-SPAM Act is intended to regulate interstate commerce by imposing limitations and penalties on the transmission of unsolicited commercial electronic mail via Internet. The Children’s Online Protection Act and the Children’s Online Privacy Protection Act are intended to restrict the distribution of certain materials deemed harmful to children, and impose additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act of 1998 requires online services providers to report evidence of violations of federal child pornography laws under certain circumstances. Such legislation may impose significant additional costs on our business or subject us to additional liabilities. As a company that provides services over the Internet, we may be subject to actions brought under any of these or future laws governing online services. Many of the services we offer via the Internet are automated and will allow our customers to transmit information over the Internet through their own websites. Because we develop and host many of these websites, we could be found liable for any improper information that our customers transmit.

We have posted our privacy policy and practices concerning the use and disclosure of any consumer information collected on our website, www.innuity.com. Any failure by us to comply with posted privacy policies, Federal Trade Commission requirements or other domestic or international privacy-related laws and regulations could result in proceedings by governmental or regulatory bodies that could potentially harm our business, results of operations and financial condition. In this regard, there are a large number of legislative proposals before the U.S. Congress and various state legislative bodies regarding privacy issues related to online commerce. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could harm our business by causing a decrease in the use of our applications and services by our small business customers and thereby decreasing our revenues. Such decreases could be caused by, among other possible provisions, the required use of disclaimers or other requirements before consumers can utilize our Internet technology solutions.

Employees

As of June 8, 2007, we had 158 employees, 154 of whom were full-time employees, consisting of 12 in research and development, 29 in sales and marketing, 21 in general and administrative functions and 96 in service functions. From time to time, we utilize consultants or contractors for specific assignments. None of our employees is represented by a labor union and we have never experienced a work stoppage. We believe that our relationships with our employees are good.

Facilities

We have offices in Washington, California and Utah. All of our facilities are under operating leases as follows:

		Approximate	Monthly		Lease
Location	General Usage	Square Feet	Rent		Expiration

Irvine, California	Operations — In-Store Services business line	18,000	$17,100	(1)	July 2013
San Francisco, California	Operations — In-Store Services business line	3,765	$2,942		August 2007
Orem, Utah	Operations — Administrative services	7,781	$6,424	(2)	June 2008
Los Angeles, California	Operations — Merchant Services business line	3,376	$7,931	(3)	October 2008
Redmond, Washington	Operations — Promotions division and executive offices	5,431	$5,974	(4)	March 2008
Bellingham, Washington	Data Center	1,260	$1,586	(5)	September 2009

(1)	Escalation clause increases rent on anniversary date of lease by 4%.

(2)	Escalation clause increases rent on anniversary date of lease by $0.50 per square foot

(3)	Escalation clause increases rent on anniversary date of lease by 3%. Monthly rent includes facility and property maintenance, utilities, commercial general liability and umbrella liability insurance.

(4)	Escalation clause increases rent on anniversary date of lease by 4% to 5% depending on year. Monthly rent includes facility and property maintenance.

(5)	Escalation clause increases rent on anniversary date of lease by 3%.

Legal Proceedings

From time to time we have been, and expect to be in the future, subject to legal proceedings and claims in the ordinary course of our business.

In August 2003, we entered into a Product Line Purchase Agreement with Citysearch.com (an operating business of Ticketmaster.com) to acquire from Citysearch.com a segment of its business related to creating and hosting end-user directory websites. In exchange for the transfer to us of the hosting business and certain other material consideration, we agreed to pay Citysearch.com $2.4 million. We paid a total of $1.2 million to Citysearch.com under the agreement. In January 2006, we filed suit against Citysearch.com in the Superior Court of Washington for King County, seeking recovery of all monies paid by us pursuant to the agreement. Citysearch.com removed the case to the United States District Court for the Western District of Washington. In January 2007, we entered into settlement agreement with Citysearch.com whereby we agreed to pay $600,000 in settlement of all amounts due under the agreement by January 31, 2007. The settlement agreement was subsequently extended until February 28, 2007, in exchange for the payment of an additional $6,000. In March 2007, we paid $100,000 of the $600,000 due under the settlement agreement and the settlement agreement was further extended until April 27, 2007, when the remaining $500,000 was due. We paid the $500,000 along with $23,000 of penalties and interest on May 4, 2007, in full settlement of our obligations under the agreement. The amount we paid under the settlement agreement, including amounts paid for penalties and interest, was $577,000 less than the amount we accrued under our contract with Citysearch.com, which resulted in our recognizing a gain in the second quarter of 2007.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names of all our directors and executive officers as of June 8, 2007. These persons will serve until our next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name	Age	Position

John R. Wall	49	Chief Executive Officer, Chairman of the Board, Secretary and Treasurer
Linden N. Barney	45	Chief Financial Officer
John R. Dennis	44	President and Director
Marvin A. Mall	46	Chief Operating Officer and Director
Shivonne A. Byrne	48	Chief Marketing Officer
James D. Crisera	38	President, Promotions Division
Douglas E. Merryman	45	President, Merchant Services Business Line
Stephen L. Ferrante	43	President, In-Store Systems Business Line
Keith A. Cannon	66	Director
Harold H. Kawaguchi	69	Director
Greg M. Stevenson	49	Director

John R. Wall has served as our Chief Executive Officer, Chairman, Treasurer and Secretary and a director since November 2005. From 1999 until November 2005, Mr. Wall served as the Chief Executive Officer of Vista. Mr. Wall previously founded Wall Data Inc. in October 1982 and served as its Chief Executive Officer until July 1999. Mr. Wall holds a Bachelor of Science degree in computer science from Northern Arizona University.

Linden N. Barney was appointed as our Chief Financial Officer in June 2007. From March 2006 to June 2007, Mr. Barney served as our Vice President of Finance. Prior to joining Innuity, Mr. Barney was with Sento Corporation (SNTO) for eight years, serving as its corporate controller from 2000 to 2006. Mr. Barney is a Certified Public Accountant and worked in public accounting for over 10 years, beginning his career with KPMG Peat Marwick. Mr. Barney holds a Bachelor of Science degree in Accounting from Brigham Young University.

John R. Dennis has served as our President and as a director since November 2005. From February 2002 to November 2005, Mr. Dennis was the President of Vista. Mr. Dennis founded and served as the Chief Executive Officer and Chairman of Innuity, Inc. (unrelated to the Company) from 1997 through its sale to Website Pros in February 2002. Mr. Dennis attended San Jose State University.

Marvin A. Mall has served as our Chief Operating Officer and a director since November 2005. From September 1999 until November 2005, Mr. Mall was Chief Operating Officer of Vista. Mr. Mall previously served as Vice President of Development at Wall Data, Inc. from April 1983 to September 1999. Mr. Mall received his bachelor’s degree in Engineering and Technology from the DeVry Institute.

Shivonne A. Byrne has served as our Chief Marketing Officer since November 2005. From August 2005 to November 2005, she served as the Chief Marketing Officer of Vista. From November 2004 to August 2005, Ms. Byrne was Executive Vice President and Chief Operating Officer of the Washington Software Alliance. From July 2003 to November 2004, Ms. Byrne served as Executive Vice President of Products and Marketing for Positively For Kids Inc., a publisher of books and online learning materials for kids of all ages. From April 1998 to July 2003, she was President of Creative Fusions LLC, a strategic marketing consultancy. She received her Bachelor of Arts degree in English from Stanford University.

Keith A. Cannon has served as an independent director since November 2005. For the past ten years, Mr. Cannon was a registered representative for Wilson-Davis & Co., Inc., a broker-dealer based in Salt Lake City, Utah. Mr. Cannon also serves as a member of the Board of Directors of JLM Courture, Inc. and Global Pari-Mutual

Services, Inc., public companies. He has been engaged in the investment business for the past 36 years in various capacities.

Harold H. Kawaguchi has served as an independent director since November 2005. From June 1999 to January 2004, Mr. Kawaguchi served as Chief Executive Officer of Amnis Corp. Mr. Kawaguchi currently serves on the boards of directors of Therus Corp., Stratos Group LLC and Manifesto Group, all of which are privately held companies. Mr. Kawaguchi received a Bachelor of Arts in Industrial Design and a Masters in Fine Arts from the University of Washington.

Greg M. Stevenson has served as an independent director since November 2005. Mr. Stevenson is currently employed as Senior Vice President of Research by the Reagan MacKenzie investment banking firm, where he has been since September 2003. Prior to joining Reagan MacKenzie, Mr. Stevenson was employed by the Matthew G. Norton Company as Senior Vice President of Investment from September 1999 through September 2003.

Douglas E. Merryman has served as President of our Merchant Services business line since November 2005. From January 2003 to November 2005, Mr. Merryman was Managing Partner of Merchant Partners.com, LLC, a payment gateway services company which Vista acquired in January 2004. From December 1999 to January 2004, Mr. Merryman owned and founded WebsiteESP, a Web hosting service provider. Mr. Merryman received a Bachelor of Science degree in Engineering from Arizona State University.

Stephen L. Ferrante has served as President of our In-Store Systems business line since February 2006. From November 2005 until February 2006 Mr. Ferrante was the Chief Operating Officer of the Company’s In-Store business line. Mr. Ferrante was the Chief Operating Officer of Vista’s In-Store Systems business line from July 2005 until the Merger. From October 2004 to July 2005, he was the Chief Operating Officer of Jadeon, Inc. Mr. Ferrante was Director of International Sales at Radiant/Aloha Technologies from 2003 to 2004. From 2001 to 2002, Mr. Ferrante served as Vice President of Sales, at Alphanet Solutions Inc. Mr. Ferrante received his master’s degree from the Graziadio School of Business Management, Pepperdine University, and his bachelor’s degree in business administration and management from the University of Phoenix.

James D. Crisera has served as President of our Promotions Division since April 2006. From September 2005 until March 2006, he served as the Chief Operating Officer of our Promotions Division. From July 2004 to September 2005, Mr. Crisera was the Vice President of Marketing for Vista. Prior to joining Vista, Mr. Crisera co-founded Vendaria, an online marketing services company, where he served as Chief Operating Officer from 1999 to 2004. Mr. Crisera started his career as an auditor with Deloitte & Touche. Jim is a Certified Public Accountant and received his bachelor’s degree in economics and business from the University of California at Los Angeles.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Executive Compensation

The following table sets forth information concerning the compensation earned during fiscal 2006 by our Chief Executive Officer and our two other most highly compensated executive officers who were employed at the end of fiscal 2006, and who earned more than $100,000 during such fiscal year.

SUMMARY COMPENSATION TABLE

				Option
		Salary	Bonus	Grants(1)	Total
Name and Principal Position	Year	($)	($)	($)	($)

John R. Wall	2006	150,000	—	—	150,000
Chief Executive Officer, Chairman of the Board, Secretary and Treasurer (Principal Executive Officer)
Shivonne A. Byrne	2006	150,000	—	239,312	389,312
Chief Marketing Officer
Stephen L. Ferrante	2006	120,000	98,345	60,851	279,196
President, In-Store business line

(1)	Values of option grants represent the actual compensation cost we recognized during fiscal 2006 for options to purchase our common stock granted in 2006 and prior years as determined pursuant to Financial Accounting Standards No. 123R, “Share-Based Payment,” utilizing the assumptions discussed in the notes to our consolidated financial statements for the year ended December 31, 2006.

Employment Contracts

Pursuant to our acquisition of Jadeon in 2005, Mr. Ferrante receives a quarterly retention bonus based on a percentage of either the lessor of the percentage of Jadeon Inc.’s quarterly revenue or net income excluding amortization expense. In the event that the calculated quarterly amount is less than $6,500, Mr. Ferrante will receive a minimum of $6,500 for that quarter. Mr. Ferrante is entitled to receive a maximum of $588,000 under this bonus plan so long as he remains employed with us. Mr. Ferrante is also entitled to performance bonuses of up to $50,000 per year based on performance objectives mutually agreed to by him and our Chief Executive Officer. Of the amount included as bonuses for Mr. Ferrante for the 2006 fiscal year, $48,345 relates to quarterly retention bonuses of which $15,130 was unpaid and accrued as of December 31, 2006, and $50,000 relates to performance bonuses, all of which was accrued and unpaid as of December 31, 2006.

None of the Named Executive Officers would receive any additional remuneration upon termination or as a result of a change-in-control of the Company.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table sets forth certain information concerning equity awards outstanding to the named executive officers at December 31, 2006:

		Option Awards
				Equity Incentive
				Plan Awards:
		Number of	Number of	Number of
		Securities	Securities	Securities
		Underlying	Underlying	Underlying
		Unexercised	Unexercised	Unexercised	Option	Option
		Options	Options	Unearned	Exercise	Expiration
		(#)	(#)	Options	Price	Date
Name		Exercisable	Unexercisable	(#)	($)	(Month-Year)

John R. Wall		—	—	—	—
Shivonne A. Byrne	(1)	7,142	—	—	0.35	Nov-09
	(2)	131,250	168,750	—	0.47	Sep-15
Stephen L. Ferrante	(2)	28,750	33,750	—	0.47	Sep-15
	(2)	65,000	—	—	0.47	Jun-15
	(2)	—	65,000	—	0.57	Oct-16

(1)	These options were issued by Vista.Com, Inc. prior to its merger with us. Pursuant to the Agreement and Plan of Merger dated October 21, 2005, we assumed the outstanding Vista.com options, including the 7,142 options issued to Ms. Byrne noted above, on a 1:1 basis on the same terms and conditions of the original grant.

(2)	These options vest over 31/2 years with 25% vesting six months from the date of issuance and an additional 6.25% vesting every month thereafter until fully vested. The options expire 10 years after the date of issuance.

Compensation of Directors

Our directors are reimbursed for out-of-pocket travel expenses incurred in attending meetings of the board of directors and committee meetings. We do not pay our directors annual fees or meeting fees for attending meetings of the board of directors or board committees.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table contains information regarding our equity compensation plans as of December 31, 2006.

	Number of	Weighted-Average	Number of Securities
	Securities to be	Exercise Price	Remaining Available for
	Issued Upon Exercise	of Outstanding	Future Issuance Under
	of Outstanding	Options,	Equity Compensation Plans
	Options, Warrants	Warrants	(Excluding Securities
	and Rights	and Rights	Reflected in the First Column)

Equity compensation plans approved by security holders	2,159,911	$0.83	1,973,011
Equity compensation plans not approved by security holders	None	N/A	None

Total	2,159,911	$0.83	1,973,011

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 8, 2007, certain information with respect to the beneficial ownership of our common stock by:

•	each shareholder known to us to be the beneficial owner of more than five percent (5%) of our outstanding common stock;

•	each member of our board of directors;

•	each executive officer for whom compensation information is given in the summary compensation table in this prospectus; and

•	all of our directors and executive officers as a group.

		Number of	Total
	Outstanding	Shares	Number
	Common Stock	Underlying	of Shares	Percent of
	Beneficially	Convertible	Beneficially	Common Stock
Name and Address of Beneficial Owner(1)	Owned(2)	Securities(3)	Owned(4)	Outstanding(5)

John R. Wall(6)	5,082,319	400,000	5,482,319	24.7%
Mark A. LeMay(7)	2,134,340	0	2,134,340	9.7%
John R. Dennis(8)	1,676,246	0	1,676,246	7.9%
Marvin A. Mall(9)	1,031,630	224,999	1,474,629	5.7%
Keith A. Cannon(10)	283,987	100,000	383,987	1.7%
Harold H. Kawaguchi	287,724	0	287,724	1.3%
Greg M. Stevenson	144,987	20,000	164,987	*
Shivonne A. Byrne	0	168,750	168,750	*
Stephen Ferrante	0	149,688	149,688	*
Directors and executive officers as a group (11 persons)	8,756,893	1,401,758	10,158,651	43.8%

*	Less than 1%

(1)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table. Unless otherwise indicated, the address of the beneficial owner is c/o Innuity, Inc. at 8644 154th Avenue NE, Redmond, Washington 98052.

(2)	Number of shares shown as beneficially owned by each person in the table includes all shares of common stock underlying options or warrants exercisable by such person within 60 days of June 8, 2007.

(3)	Represents the aggregate number of shares underlying convertible securities, options or warrants exercisable within 60 days of June 8, 2007.

(4)	Under the rules of the SEC, a person is deemed to be the beneficial owner of shares that can be acquired by such person within 60 days upon the exercise of options or warrants.

(5)	Calculated on the basis of 21,779,665 shares of our common stock outstanding as of June 8, 2007, provided that any additional shares of common stock that a shareholder has the right to acquire within 60 days after June 8, 2007, are deemed to be outstanding for the purpose of calculating that shareholder’s percentage beneficial ownership.

(6)	Based on a Schedule 13D filed by John R. Wall and The Wall Family LLC with the SEC on November 9, 2005. Includes 1,000,000 shares held by the Wall Family LLC. Mr. Wall, Chief Executive Officer and a director, and his spouse, Linda Wall, have shared voting and dispositive power over the shares held by The Wall Family LLC, as managing members. Mr. Wall disclaims beneficial ownership of the shares held by The Wall Family LLC.

(7)	Based on a Schedule 13D filed by Mark A. LeMay with the SEC on November 9, 2005.

(8)	Includes 931,268 shares held by Seaport Ventures, LLC., 25,672 shares held by the John and Maryanne Dennis Foundation and 20,000 shares held by Mr. Dennis’ dependent child. Mr. Dennis has sole voting and dispositive power over the shares held by Seaport Ventures, LLC, as the managing member. Mr. Dennis is the President of the John and Maryanne Dennis Foundation.

(9)	Based on a Schedule 13D filed by Marvin A. Mall with the SEC on November 9, 2005. Includes 20,000 shares held by Mr. Mall’s dependent child.

(10)	Includes 182,250 shares of common stock held by BayHill Capital LLC, of which Mr. Cannon is a member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BayHill Group

We are a party to a services agreement with BayHill Group LLC, a Utah limited liability company. Robert K. Bench, who served as our Chief Financial Officer until June 18, 2007, is a member of BayHill. During 2006, we paid BayHill $232,087 for services rendered, which included the services of Mr. Bench as our Chief Financial Officer and services provided by other BayHill members. Under the services agreement, we have agreed to reimburse BayHill’s reasonable expenses incurred on our behalf. To the extent such expenses are expected to exceed $5,000 in any single month, BayHill must receive our approval in advance. The agreement automatically extends for successive periods of twelve months ending in December, unless cancelled by us or BayHill upon ninety days prior written notice.

Convertible Debt

We received cash of $345,000 in 2006 in exchange for issuing 15% convertible notes as follows:

John R. Wall, Chief Executive Officer, Chairman of the Board, Secretary and Treasurer	$200,000
Marvin A. Mall, Chief Operating Officer and Director	50,000
Keith A. Cannon, Director	50,000
Greg M. Stevenson, Director	10,000
Others	35,000

$345,000

The notes issued were initially convertible into common shares at the rate of one share for each $1.50 of principal and accrued interest at the option of the note holder and for each $1,000 of notes the investors received warrants to purchase 200 shares of common stock at an exercise price of $0.01 per share. The terms of this financing were amended subsequent to the issuance of the above notes as follows:

•	The notes are now convertible at the option of the holder at a rate of one share for each $1.00 of principal and accrued interest.

•	Interest is to be paid annually in either cash or common stock to be determined by us, at a rate of one share of common stock for each $0.50 of accrued interest.

•	For each $1,000 of principal the investors receive warrants to purchase 1,000 shares of common stock at an exercise price of $0.01 per share. The warrants expire two years from the date of the notes or 30 days after the closing bid price of our common stock is greater than $2.00 per share for 20 consecutive trading days and the average daily trading volume during the 20 day period is at least 20,000 shares of common stock.

Issuance of Common Stock

In November 2006, Seaport Ventures, LLC and BayHill Capital purchased 143,000 shares of our common stock from a third party. John R. Dennis, our President and a member of our Board of Directors is also the President and managing member of Seaport Ventures, LLC. Keith A. Cannon, a member of our Board of Directors, and Robert K. Bench, our Chief Financial Officer, are members of BayHill Capital. The shares purchased were subject to a $50,000 penalty for non-registration of the shares. We issued a total of 100,000 shares of our common stock to

Seaport Ventures, LLC and BayHill Capital as consideration for the cancellation of the registration rights of the third party.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of such forms furnished to us and written representations from certain reporting persons, we believe that all filing requirements applicable to our executive officers, directors and greater-than-10% stockholders were complied with, except that Messrs. Bench, Cannon and Dennis each filed two late reports with respect to two transactions.

SELLING STOCKHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling stockholders. Except as otherwise indicated, none of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 21,779,665 shares of our common stock outstanding as of June 8, 2007.

We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

		Number of			Percent of
		Shares	Number of	Number of	Outstanding
	Number of	Issuable Upon	Shares	Shares to be	Shares to be
	Shares	Payment of	Registered	Owned after	Owned after
	Beneficially	Interest or	for Sale	Completion of	Completion of
Selling Stockholder	Owned	Exercise(1)	Hereby	the Offering(2)	the Offering(2)

Acquirint LLC(3)	25,000	0	25,000	0		*
Bland, James	175,000	0	175,000	0		*
Cannon, Keith(4)	481,954	29,375	137,937	373,392	1.7%
Creditdiscovery LLC(5)	429,000	0	429,000	0		*
Dennis, Maryanne(6)	501,325	0	256,846	244,479	1.1%
Goben Enterprises, LP(7)	21,299	5,875	27,174	0		*
Imperium Master Fund, Ltd.(8)	1,128,164	1,128,164	2,256,328	0		*
John and Maryanne Dennis Foundation(9)	26,162	0	25,672	490		*
Kaufman Bros. L.P.(10)	56,408	0	56,408	0		*
Mall, Marvin A.(11)	1,256,629	29,375	137,437	1,148,567	5.2%
McLalan, Robert	31,886	8,813	40,699	0		*
Seaport Ventures, LLC(12)	931,268	0	364,461	566,807	2.6%
Snow, Michael L.(13)	21,299	5,875	27,174	0		*
Stevenson, Greg(14)	164,987	5,875	27,687	143,175		*
Wall, John R.(15)	4,482,319	117,500	560,732	4,039,087	18.4%

*	Less than one percent.

(1)	Consists of shares of common stock issuable, at our sole discretion, upon payment of interest underlying promissory notes we have issued from time to time. Also consists of 200% of the number of shares of common stock issuable upon exercise of the warrant held by Imperium Master Fund, Ltd. pursuant to the terms of our registration rights agreement with Imperium.

(2)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholder.

(3)	Randall L. Sargent has voting and dispositive power over the shares held by Acquirint LLC.

(4)	Mr. Cannon has served as a member of our board of directors since November 2005. Mr. Cannon was an affiliate of Wilson-Davis & Co., Inc., a registered broker-dealer, for ten years until his resignation in August 2005. Mr. Cannon acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.

(5)	Ralph Smith has voting and dispositive power over the shares held by Creditdiscovery, LLC.

(6)	Ms. Dennis is the former spouse of John R. Dennis, our President and a member of our board of directors.

(7)	Gary Benson has voting and dispositive power over the shares held by Goben Enterprises, LP.

(8)	Jeffrey Devers has voting and dispositive power over the shares held by Imperium Master Fund, Ltd.

(9)	John R. Dennis, our President and a member of our board of directors, serves as President of the John and Maryanne Dennis Foundation.

(10)	Craig Kaufman has voting and dispositive power over the shares held by Kaufman Bros. L.P. Kaufman Bros. L.P. is a registered broker-dealer. Kaufman Bros. L.P. acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.

(11)	Mr. Mall is our Chief Operating Officer and has served as a member of our board of directors since November 2005.

(12)	John R. Dennis has sole voting and dispositive power over the shares held by Seaport Ventures, LLC, as the managing member. Mr. Dennis is the President of the John and Maryanne Dennis Foundation.

(13)	Mr. Snow served as a member of our board of directors from April 2006 until February 2007.

(14)	Mr. Stevenson has served as a member of our board of directors since November 2005 and is an affiliate of Reagan MacKenzie, Inc., a registered broker-dealer. Mr. Stevenson acquired the shares in the ordinary course of business and, at the time of acquisition, did not have any plans or proposals, directly or with another person, to distribute the shares.

(15)	Mr. Wall is our Chief Executive Officer, Treasurer and Secretary and has served as chairman of our board of directors since November 2005.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of our securities. It is subject in all respects to applicable Utah law and to the provisions of our articles of incorporation and bylaws, as amended from time to time, copies of which have been or will be filed with the SEC. Please refer to these documents for more complete information.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of common stock, $0.00025 par value per share.

Common Stock

Common Stock Outstanding

The outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. As of June 8, 2007, there were 21,779,665 shares of our common stock outstanding.

Voting Rights; No Cumulative Voting

Each stockholder is entitled to one vote for each share of our common stock held of record on the applicable record date on all matters submitted to a vote of the stockholders. Holders of our common stock have no cumulative voting rights and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors.

Dividend Rights; Rights Upon Liquidation

The holders of our common stock are entitled to receive, from funds legally available for the payment thereof, dividends when, as and if declared by resolution of our board of directors, subject to any preferential dividend rights granted to the holders of any outstanding preferred stock. In the event of a liquidation, dissolution or winding up of Innuity, each share of our common stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock.

Holders of our common stock have no preemptive, conversion or redemption rights. All of the outstanding shares of our common stock are fully paid and non-assessable.

Preemptive Rights

Holders of our common stock have no preemptive rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities.

Provisions with Potential Anti-Takeover Effect

We are not subject to any anti-takeover provisions in our articles of incorporation or pursuant to The Utah Control Shares Acquisitions Act (the UCSAA). In May 1997, we amended our bylaws to exempt the company from applicability of the UCSAA.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

PLAN OF DISTRIBUTION

We are registering 4,547,555 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table above and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may sell the shares from time to time and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise and in one or more transactions. The shares may be sold by one or more of the following methods:

•	a block trade in which the broker-dealer so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	on the OTCBB or on such other markets on which our common stock may from time to time be trading;

•	in privately-negotiated transactions;

•	through the writing of options on the shares of common stock, short sales or any combination of the two; or

•	any combination of the foregoing, or any other available means allowable under law.

The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. The selling stockholders may also resell all or a portion of their shares in open market transactions in reliance upon available exemptions under the Securities Act, such as Rule 144, provided they meet the requirements of these exemptions. Some or all of the shares of common stock issuable upon conversion or redemption of the debentures or upon exercise of warrants may not be issued to, or sold by, the selling stockholders.

Alternatively, the selling stockholders may from time to time offer shares through brokers, dealers or agents. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if it acts as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved.

The shares may be sold by selling stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in that state or an exemption from registration or qualification is available and is complied with.

We have agreed to pay the costs and expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses, legal fees and accounting fees. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

We have agreed to indemnify certain of the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be contained in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify the selling stockholders for liabilities that we incur based on our reliance on written information that the selling stockholders have furnished to us expressly for use in this prospectus. Likewise, certain of the selling stockholders have agreed to indemnify us against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholders have provided to us expressly for use in this prospectus. No selling stockholder, however, will be liable to us for amounts in excess of the net proceeds that such selling stockholder receives from the sale of its shares pursuant to this prospectus.

The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be “underwriters” as that term is defined under the Securities Act or the Exchange Act. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of our common stock. Any profits on the sale of the common stock by the selling stockholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to our common stock for a period of up to five business days prior to the commencement of distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock. Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to keep the registration statement, of which this prospectus constitutes a part, effective until the earlier of: (i) the date on which all of the shares held by the selling stockholders have been publicly sold by such selling stockholders, and (ii) the date on which all of the shares held by the selling stockholders remaining to be sold under such this prospectus may be immediately sold to the public under Rule 144(k) under the Securities Act.

We may suspend the use of this prospectus if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to the selling stockholders.

LEGAL MATTERS

DLA Piper US LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

Our consolidated balance sheets as of December 31, 2006 and 2005, and the consolidated statements of operations, stockholders’ deficit, and cash flows, for the years then ended, included in the prospectus have been audited by Hansen, Barnett & Maxwell PC, an independent registered public accounting firm, as set forth in their report thereon, and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders
Innuity, Inc.

We have audited the accompanying consolidated balance sheets of Innuity, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innuity, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, has suffered losses from operations, has negative cash flows from operating activities, has negative working capital and a capital deficiency. These issues raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah
March 2, 2007

INNUITY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31,	2006	2005

ASSETS
Current Assets
Cash and cash equivalents	$307,483	$696,997
Settlement deposits	467,078	529,900
Settlement receivable, net of allowance for doubtful accounts of $12,864 and $47,939, respectively	173,098	254,499
Trade accounts receivable, net of allowance for doubtful accounts of $115,693, and $254,106, respectively	1,318,773	1,848,819
Inventories, net of allowance for obsolete inventory of $226,656 and $115,141, respectively	486,736	522,600
Prepaid royalty	—	1,247,246
Other current assets	184,891	209,813

Total Current Assets	2,938,059	5,309,874

Property and equipment, net	901,318	347,724
Intangible Assets, net	1,670,582	2,370,714
Goodwill	1,833,220	1,833,220

Total Assets	$7,343,179	$9,861,532

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Trade accounts payable	$2,587,227	$1,595,272
Accrued salaries and wages	612,745	406,036
Merchant settlement payable	453,596	774,975
Accrued liabilities	1,229,872	492,661
Deferred revenues	2,543,397	1,859,971
Line of credit	699,365	489,515
Related party notes payable, current portion, net of discount of $2,700 and $2,700, respectively	658,105	658,106
Long-term debt, current portion	1,294,529	1,215,000
Capital lease obligations, current portion	142,972	36,420

Total Current Liabilities	10,221,808	7,527,956
Long-Term Liabilities
Related party notes payable, net of discount of $248,357 and $22,944, respectively	330,832	1,470,867
Long-term debt, net of discount of $0 and $254,087, respectively	180,126	3,397,563
Capital lease obligations	190,024	52,102

Total Long-Term Liabilities	700,982	4,920,532

Total Liabilities	10,922,790	12,448,488

Commitments and Contingencies (Notes 8, 10 and 11)
Stockholders’ Deficit
Common stock; 200,000,000 shares authorized; par value $0.00025 per share; 20,741,538 shares and 16,371,289 shares issued and outstanding, respectively	5,185	4,093
Additional paid-in capital	32,897,053	26,430,420
Deferred compensation	—	(1,013,308)
Accumulated deficit	(36,481,849)	(28,008,161)

Total Stockholders’ Deficit	(3,579,611)	(2,586,956)

Total Liabilities and Stockholders’ Deficit	$7,343,179	$9,861,532

The accompanying notes are an integral part of these consolidated financial statements

INNUITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,	2006	2005

Revenues
Product sales	$8,760,588	$3,849,581
Services	12,923,691	8,616,020

Total revenues	21,684,279	12,465,601
Operating expenses
Cost of product sales	6,761,494	2,743,334
Cost of services	7,261,588	4,106,526
General and administrative	6,634,587	7,695,290
Selling and marketing	5,313,385	3,484,548
Research and development	1,423,679	1,240,527
Royalty expense	1,247,246	1,662,994
Amortization expense	958,045	628,893

Loss from operations	(7,915,745)	(9,096,511)

Other income (expense)
Gain on sale of assets	—	24,791
Other income	69,984	—
Interest expense	(627,927)	(294,310)

Total other income (expense)	(557,943)	(269,519)

Net Loss	$(8,473,688)	$(9,366,030)

Basic and Diluted Loss Per Common Share	$(0.43)	$(1.02)

Basic and Diluted Weighted-Average Common Shares Outstanding	19,555,243	9,184,411

The accompanying notes are an integral part of these consolidated financial statements

INNUITY, INC. AND SUBSIDIARIES

STATEMENTS OF STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2006

					Additional			Total
	Series A Preferred Stock		Common Stock		Paid-In	Deferred	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Deficit

Balance — January 1, 2005	4,635,948	$4,387,114	2,597,753	$649	$13,500,506	$(663,758)	$(18,642,131)	$(1,417,620)

			—	—	—	—	—
Preferred Series A stock issued for cash	25,000	25,000						25,000
Issuance of common stock for buyout of royalty agreement, $0.90 per share	—	—	1,500,000	375	1,349,625	—	—	1,350,000
Issuance of common stock to Directors and Officers, $0.90 per share	—	—	3,074,789	769	2,766,541	—	—	2,767,310
Issuance of common stock for accrued bonus, $0.912 per share	—	—	209,142	52	190,686	—	—	190,738
Issuance of common stock for purchase of Jadeon, Inc., $0.912 per share (Note 14)	—	—	2,134,340	534	1,945,984	—	—	1,946,518
Issuance of common stock for purchase of 10X Marketing, $0.912 per share (Note 14)	—	—	630,000	158	574,402	—	—	574,560
Issuance of common stock to Leasing Company, $1.956 per share	—	—	70,000	18	136,902	—	—	136,920
Issuance of common stock to Directors and Officers, $1.956 per share	—	—	93,175	23	182,227	—	—	182,250
Issuance of common stock for purchase of Source Energy			904,451	226	(181,003)			(180,777)
Conversion of Series A Preferred Stock	(4,660,948)	(4,412,114)	4,660,948	1,165	4,410,949	—	—	—
To record beneficial conversion feature on convertible notes	—	—	—	—	301,189	—	—	301,189
Stock options and warrants exercised	—	—	496,691	124	38,150	—	—	38,274
Stock options and warrants issued for services			—	—	130,454	—	—	130,454
Amortization of deferred compensation	—	—	—	—	—	734,258	—	734,258
Stock options issued to employees	—	—	—	—	1,557,393	(1,557,393)	—	—
Stock options forfeited	—	—	—	—	(473,585)	473,585	—	—
Net loss	—	—	—	—	—	—	(9,366,030)	(9,366,030)

Balance — December 31, 2005	—	—	16,371,289	4,093	26,430,420	(1,013,308)	(28,008,161)	(2,586,956)

Reclassification of deferrred compensation (note 13)	—	—	—	—	(1,013,308)	1,013,308	—	—
Issuance of common stock for conversion of convertible debt, $1.50 per share (Note 7)	—	—	3,283,295	821	4,923,991	—	—	4,924,812
Issuance of common stock for a potential acquisition target, $3.20 per share	—	—	143,000	36	457,564	—	—	457,600
Issuance of common stock to an employee as part of a severance package, $2.00 per share	—	—	8,000	2	15,998	—	—	16,000
Issuance of stock for settlement of registration right liability, $0.60 per share (note 9 )	—	—	100,000	25	59,975	—	—	60,000
Issuance of common stock for services, $0.60 per share	—	—	125,000	31	74,969	—	—	75,000
Stock issued for purchase of Credit Discovery, $0.59 per share (Note 14)	—	—	454,000	114	267,746	—	—	267,860
Stock options and warrants exercised	—	—	256,954	63	6,035	—	—	6,098
Stock warrants issued for extension of Line of Credit	—	—	—	—	24,142	—	—	24,142
Discount on convertible note	—	—	—	—	332,232	—	—	332,232
Non-cash share based compensation expense on options	—	—	—	—	1,317,289	—		1,317,289
Net loss	—	—	—	—	—	—	(8,473,688)	(8,473,688)

Balance — December 31, 2006	—	$—	20,741,538	$5,185	$32,897,053	$—	$(36,481,849)	$(3,579,611)

The accompanying notes are an integral part of these consolidated financial statements

INNUITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ending December 31,	2006	2005

Cash flows from operating activities
Net loss	$(8,473,688)	$(9,366,030)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,242,664	865,098
Accretion of discount on notes payable	360,907	105,539
Non-cash share based compensation	1,317,289	734,258
Common stock and warrants issued for services	632,744	3,028,318
Bad debt provision	366,053	32,000
Expense for prepaid royalties	1,247,246	1,662,994
Gain on sale of assets	—	(24,791)
Changes in assets and liabilities, net of acquisitions:
Settlement deposits	62,822	(380,748)
Trade accounts receivable	188,564	(388,506)
Settlement receivable	56,830	(212,961)
Inventories	35,864	(183,812)
Other current assets	24,922	(36,982)
Trade accounts payable	991,955	347,196
Merchant settlement payable	(321,379)	262,981
Accrued salaries and wages	206,709	73,238
Deferred revenues	683,426	(2,025)
Accrued liabilities	935,937	(52,819)

Total adjustments	8,032,553	5,828,978

Net cash used in operating activities	(441,135)	(3,537,052)

Cash flows from investing activities
Purchase of property and equipment	(178,496)	(109,320)
Change in restricted cash	—	300,151
Purchase of intangible assets	—	(55,000)
Purchase of Jadeon, Inc.	—	498,822
Purchase of Source Energy, Inc.	—	144,014
Cash paid for purchase of Credit Discovery	(15,053)	—
Cash paid for purchase of Source Energy	—	(300,000)

Net cash provided by (used in) investing activities	(193,549)	478,667

Cash flows from financing activities
Proceeds from related party notes payable	345,000	—
Proceeds from convertible note	—	3,514,007
Increase in lines of credit	209,850	489,515
Payments on related party notes payable	(185,187)	(595,232)
Payments on long-term debt	(30,528)	(107,508)
Payments on capital lease obligations	(100,062)	(11,514)
Proceeds from issuance of Series A preferred stock	—	25,000
Proceeds from exercise of options and warrants	6,097	30,043
Common stock issued for cash	—	223,627

Net cash provided by financing activities	245,170	3,567,938

INNUITY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

For the Years Ending December 31,	2006	2005

Net increase (decrease) in cash and cash equivalents	(389,514)	509,553
Cash and cash equivalents at beginning of year	696,997	187,444

Cash and cash equivalents at end of year	$307,483	$696,997

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$85,733	$42,464
Noncash investing and financing activities
Issuance of options and warrants	$—	$1,557,392
Stock options forfeited	—	473,584
Exercise of warrants for settlement of liabilities	—	8,231
Issuance of note payable for purchase of intangible assets	—	45,000
Note payable issued as prepayment of royalties	—	1,824,471
Common stock issued as prepayment of royalties	—	1,350,000
Common stock issued for settlement of certain liabilities	—	230,727
Series A preferred stock converted to common stock	—	4,412,114
Discount on notes payable	332,232	273,497
Conversion of old note and accrued interest to new convertible note	—	137,644
Conversion of related party note payable to convertible note	—	1,074,434
Acquisition of property and equipment under terms of capital lease agreements	344,536	93,179
Convertible debt converted to common stock	4,726,085	—
Accrued interest converted to common stock	198,727	—
Reclassification of deferrred compensation to additional paid in capital in accordance with Statement of Financial Accounting Standards No. 123R	1,013,308	—
Purchase of software with note	290,182	—
Purchase of Jadeon (see Note 14)
Fair value of assets acquired	—	5,602,842
Liabilities assumed	—	(3,656,324)
Common stock issued	—	(1,946,518)
Purchase of 10X Marketing (see Note 14)
Fair value of assets acquired	—	700,906
Liabilities assumed	—	(126,346)
Common stock issued	—	(574,560)
Purchase of Source Energy (see Note 1)
Fair value of assets acquired	—	194,223
Cash paid for acquisition	—	(300,000)
Liabilities assumed	—	(75,000)
Common stock issued	—	180,777
Purchase of Credit Discovery/Acquirint (see Note 14)
Fair value of assets acquired	282,914	—
Liabilities assumed	15,054	—
Common stock issued	297,968	—
Sale of Source Energy Assets (see Note 1)
Forgiveness of debt	—	(75,000)
Value of assets sold	—	50,209
Gain on sale of assets	—	(24,791)

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Vista.com, Inc. (“Vista”) was incorporated in August 1999 in the State of Washington.

On November 9, 2005 Vista completed and closed an agreement and plan of merger dated as of October 21, 2005 with Source Energy Corp. (“Source”), whereby Vista Acquisition Corp. (“Merger Sub”), a Washington Corporation and wholly owned subsidiary of Source was merged with and into Vista. The shareholders of Vista exchanged all of the outstanding Vista common shares for 15,466,838 common shares of Source on a one-for-one share exchange basis. Because the shares issued to Vista’s shareholders in the transaction represented a controlling interest, the transaction has been accounted for as a recapitalization or reverse merger with Vista being considered the acquirer for accounting purposes. Accordingly, the historical consolidated financial statements include the results of operations and cash flows of Vista prior to November 9, 2005, and the consolidated operations and cash flows of Vista, Source, and other consolidated subsidiaries subsequent to November 9, 2005.

As consideration for the merger transaction, Vista issued Source’s shareholders 904,451 shares of Vista common stock and paid $300,000 in finders’ fees to four individuals. In addition, the then current officers and directors of Source resigned effective as of the date of the merger and the directors and officers of Vista were appointed as Source’s officers and directors. On December 9, 2005, Source changed its name to Innuity, Inc. Innuity hereinafter is referred to as “the Company.”

The assets of Source that were acquired were cash of $144,014, accounts receivable of $9,416, state tax withholding of $3,332, property and equipment of $32,598 and a deferred tax asset of $4,715. A judgment payable of $75,000 was also assumed. After completion of the merger, the Company transferred the operating assets of Source, except for the cash, to a former officer of Source for settlement of the $75,000 judgment payable on the books of Source owed to that officer, director and major shareholder, at which time, the Company discontinued the prior business of Source. The Company recorded a gain of $24,791 on the sale of the assets.

Nature of Operations — Innuity, Inc. is Software as a Services company that designs, acquires and integrates applications to deliver solutions for small business. The Company delivers its information system solutions through its Innuity Velocitytm Internet technology platform. Employing proprietary technology and integration processes, the Velocity platform provides small businesses the opportunity to choose applications that are right for their businesses — individually or as an integrated package — with minimum initial start-up costs and maintenance. With the Company’s use-based pricing, small businesses pay a monthly subscription fee for the applications or integrated packages they choose to buy.

The Company currently has two operating divisions, Promotion and Commerce, each of which is focused on a critical business process. The Promotion division connects businesses with customers who are most likely to buy their particular products and services — helping generate new customers for small businesses as well as grow existing customer revenue. Applications include local search, pay-per-click campaign management, search engine optimization, link recruitment, conversion rate enhancement, search engine submission, web analytics tools, domain name registration, business and eCommerce websites and email.

The Commerce division provides all the operational capability for processing, managing and supporting commerce transactions between small businesses, their online and offline customers, vendors and business partners. Applications include point-of-sale hardware, software and related services; merchant approval software, merchant acquiring solutions and merchant life cycle management solutions; payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment; and business cash advances.

The Company’s operations are located in California, Utah, and Washington. The Promotions division’s operations are carried out through its Website Services business line (which includes the Company’s wholly-owned subsidiary, Vista) and its Search Engine Marketing Agency business line (which includes the Company’s wholly-owned subsidiary, 10x Marketing LLC, a Utah limited liability company). On October 31, 2006, 10x Marketing LLC was dissolved and its assets and operations were transferred to Vista.

The Commerce division’s operations are carried out through its In-Store Systems business line (which includes the Company’s wholly-owned subsidiary Jadeon, Inc., a Nevada corporation) and Merchant Services business line. The Merchant Services business line does business under the names of Merchant Partners and Innuity, Inc. dba Merchant Partners.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company, all its subsidiaries and other entities in which the Company has a controlling financial interest. In accordance with Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities”, as revised, the Company is required to consolidate any variable interest entities for which it is the primary beneficiary; however as of December 31, 2006, there were none. All significant intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates — In preparing the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Revenue Recognition — The Company recognizes revenue when customers are billed or when payment is received (for debit/credit card and ACH arrangements) from customers for services that have been provided and goods or products have been delivered. In the case where a long-term project is undertaken, revenue is recognized according to the terms of the contract or based on the percentage of completion method. These revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the customer no longer has the right of return, the fee is fixed or determinable and collection has been made or is probable.

Under multiple element arrangements, where each element is separately stated, sold and priced, revenue is allocated to the various elements based on vendor-specific objective evidence (“VSOE”) of fair value. VSOE of fair value is determined based on the price charged when the same element is sold separately. If VSOE of fair value does not exist for all elements in a multiple element arrangement, revenue is recognized using the residual method. Under the residual method, a delivered element without VSOE of fair value is recognized as revenue if all undelivered elements have VSOE of fair value.

The Company records revenue from four major sources of activities and services:

Subscriptions and Maintenance Support — Includes monthly subscription fees for the use of online applications and services and periodic maintenance service agreements (providing the customer with technical and systems support). Subscriptions for online applications and services include the following: website design and hosting, customer and partner setup, customer and partner support, domain names, search engine optimization, technology licenses and fixed gateway fees. The Company recognizes these revenues each month or ratably over the contract period as services are performed. If the customer pays in advance of the services or support, the advance payment is recorded as deferred revenue and amortized ratably over the period or periods in which the service and/or support is provided.

Transaction Processing and Affiliate (Reseller) Programs — Includes debit/credit card and ACH processing fees (both fixed amounts charged for each transaction and discount fees based on a percentage of the transaction value), financing fees, merchant fees, traffic (online visits to a customer’s website), ATM fees, and fees derived from providing affiliates/partners with gateway related services. These fees can be generated directly by Company operations or through an affiliate agreement. These revenues are recognized at the time the transaction has been completed and funds have been posted to the Company’s account or at the time of payment by the affiliate. If the customer pays in advance for processing services, the advance payment is recorded as deferred revenue and amortized ratably over the period or periods in which the services are provided.

Professional Services — Includes contractual agreements where the customer agrees to pay based on time and/or materials for a specific project or period. Customers may be billed or their debit/credit cards charged before or after services have been rendered (depending on contractual arrangement). These revenues are recognized as work is completed and/or contractual milestones are met. If the customer pays in advance of the services, the advance payment is recorded as deferred revenue and amortized as the work is completed and/or contractual milestones are met. Revenue is recognized for long-term contracts based on the milestones established within the terms of the contract or the percentage of completion method.

Systems Sales — Includes point-of-sale hardware, software and services (collectively, POS systems) related to the procurement, staging, installation, implementation and ongoing support services of the POS systems. Revenues are recognized from the sale of POS systems at the time the customer takes possession of and title to the equipment and software and the customer has no further right of return. Revenues are recognized from installation when the system has been installed and we have no further obligations.

Cash and Cash Equivalents — The Company considers all highly-liquid, short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2006 and 2005, the Company had cash and deposit balances in excess of federally insured limits of $572,831 and $943,151, respectively.

Settlement Accounts — Settlement deposits represent cash received by the Company and held for payment of settlements payable to merchant customers. Settlement receivables represent amounts receivable from the banks from ACH and credit/debit card processing transactions for merchant customers.

Trade Account Receivable — The Company sells systems and provides services mainly to recurring customers, wherein the customer’s ability to pay has previously been evaluated. The Company generally does not require collateral. The Company periodically reviews accounts receivable for amounts considered uncollectible. Allowances are provided for uncollectible accounts when deemed necessary. Such allowances are based on an account-by-account analysis of collectibility or impairment plus a provision for non-customer specific defaults based upon historical collection experience. At December 31, 2006 and 2005, the allowance for doubtful accounts was $115,693 and $254,106, respectively. For the years ended December 31, 2006 and 2005, bad debt expense totaled $366,053 and $32,000, respectively.

Inventories — Inventories consist of finished computer hardware and software media which are stated at the lower of cost (first-in, first-out method) or market. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its recorded cost. The Company periodically reviews the age and turnover of its inventory to determine whether any inventory has become obsolete or has declined in value and records a charge to cost of revenues for known and estimated inventory obsolescence.

These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, client inventory levels or competitive conditions differ from expectations. At December 31, 2006 and 2005, the Company had an allowance for obsolete inventory of $226,656 and $115,141, respectively. During the years ended December 31, 2006 and 2005 the Company recorded obsolescence expense of $111,515 and $12,385, respectively.

Property and Equipment — Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over the estimated service lives. Leasehold improvements are amortized over the shorter of the life of the lease or the service life of the improvements. The straight-line method of depreciation and amortization is followed for financial reporting purposes. Maintenance, repairs, and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the results of operations. The following table shows the estimated service lives of the various categories of assets:

Estimated
Service Lives
in Years

Infrastructure — computer equipment	3-5
Other computer equipment	3-5
Software	2-5
Capital leases	3
Furniture and fixtures	2
Leasehold Improvements	3

Intangible Assets and Goodwill — Intangible assets consist primarily of identifiable intangible assets obtained in connection with acquisitions (see Note 14). Intangible assets are amortized using the straight-line method over their estimated useful lives. Goodwill consists of the excess of the purchase price for businesses acquired over the fair value of identified assets acquired, net of liabilities assumed. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Accounting for Goodwill and Intangible Assets,” goodwill is not amortized, but is tested at least annually for impairment using a two-step process that begins with an estimation of the fair values of the reporting units giving rise to the goodwill. Intangible assets are evaluated at least annually or when events or circumstances arise that indicate the existence of impairment.

Computer Software Costs — In its operations, the Company has spent significant resources in developing the software that enables small businesses to build their own websites and transact business over the Internet. In accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”, the Company charges all development costs to research and development until technological feasibility has been established. Technological feasibility has been established when a detail program design has been completed, or the completion of a working model. After reaching technological feasibility, additional software costs are capitalized until the software is available for general release to the customers. The Company has made the software available to the end user immediately after technological feasibility has been established; therefore, no costs associated with producing the software have been capitalized. As of December 31, 2006 and 2005, the Company had a balance in software costs of $391,023 and $604,232, respectively, which consisted of software purchased in the Merchant Partners acquisition (Note 14) and the 10x Marketing acquisition (Note 14). These software costs are being amortized over a five and three year period respectively. The amortization of these software costs during the years ended December 31, 2006 and 2005 was $213,209 and $186,080, respectively.

Advertising costs — The Company advertises through trade shows, direct mailers and online advertising. Advertising costs are expensed when incurred. Advertising expense was $131,087 and $99,384 for the years ended December 31, 2006 and 2005, respectively.

Impairment of Long-Lived Assets — The Company reviews its long-lived assets, including intangibles, for impairment when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. The Company uses an estimate of future undiscounted net cash flows from the related asset or group of assets over their remaining life in determining whether the value of the assets are recoverable. No impairment was necessary during the years ended December 31, 2006 and 2005.

Deferred Revenue — Deferred revenue represents amounts collected prior to complete performance of professional services and customer support services. This revenue is recognized when the services are performed.

Stock-Based Compensation — As of December 31, 2006, the Company had one stock-based employee compensation plan, which is described more fully in Note 13. In December 2004, FASB issued SFAS No. 123R, “Share-Based Payment” (SFAS 123R). SFAS 123R revises SFAS No. 123, “Accounting for Stock-Based Compensation,” (SFAS 123) and supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). During the year ended December 31, 2006, the Company recognized $1,317,289 of expense relating to the issuance of stock options to employees under SFAS 123R. During the year ended December 31, 2005, the Company recognized compensation expense relating to the amortization of deferred compensation expense for previously issued stock options and warrants under APB 25 of $734,258. The following table illustrates the effect on net loss and basic and diluted loss per common share as if the Company had applied the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”, for the year ended December 31, 2005, to stock-based employee compensation:

For the Year Ended December 31,	2005

Net loss, as reported	$(9,366,030)
Add: Stock-based employee compensation expense included in net loss	734,258
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,015,010)

Pro forma net loss	$(9,646,782)

Basic and diluted loss per common share as reported	$(1.02)

Basic and diluted loss per common share pro forma	$(1.05)

The fair value of stock options was determined at the grant dates using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 2005:

2005

Expected dividend yield	—
Risk free interest rate	4.15%
Expected volatility	97%
Expected life	5.0 years
Weighted average fair value per share	$1.33

Income Taxes — Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and the carryforward of operating losses and tax credits and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. An allowance against deferred tax assets is recorded when it is more likely than not that such tax benefits will not be realized (See note 11).

Other Comprehensive Income — There were no components of other comprehensive loss other than net loss.

Reclassifications — Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Business Segments and Related Information — SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires enterprises to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas and major customers. The Company currently operates in two business segments (see Note 15).

Concentrations of Risk — Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade accounts receivable. See discussion of trade accounts receivable above.

Fair Value of Financial Instruments — The carrying value of the Company’s cash and cash equivalents, trade accounts receivable and trade accounts payable approximates their fair values due to their short-term nature. The carrying amount reported in the balance sheet for notes payable approximates its fair value because the interest rates on these instruments approximate current interest rates charged on similar current borrowings.

Loss Per Share — Basic loss per share is calculated by dividing loss available to common shareholders by the weighted-average number of common shares outstanding during each period. Diluted loss per share is similarly calculated, except that the weighted-average number of common shares outstanding would include common shares that may be issued subject to existing rights with dilutive potential when applicable. The Company had 3,042,859 and 5,782,519 in potentially issuable common shares at December 31, 2006 and 2005, respectively. The potentially issuable common shares at December 31, 2006 and 2005 were excluded from the calculation of diluted loss per share because the effects were anti-dilutive.

New Accounting Standards — In December 2004, the FASB issued SFAS Statement No. 153, “Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29” (SFAS 153). The Company adopted the provisions of SFAS 153 in January 2006. The adoption of SFAS 153 did not have a material impact on the Company’s consolidated financial statements.

In May, 2005, the FASB issued SFAS No. 154, “Accounting Changes and Errors Corrections-an amendment to APB Opinion No. 20 and Statement of Financial Accounting Standards No. 3” (SFAS 154). The Company adopted the provisions of SFAS 154 in January 2006. The adoption of SFAS 154 did not have a material impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48), which attempts to set out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109 uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves. The Company will be required to adopt this Interpretation as of January 1, 2007. The Company is still evaluating the impact of the adoption of FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and requires additional disclosures about fair value measurements. SFAS 157 aims to improve the consistency and comparability of fair value measurements by creating a single definition of fair value. The Statement emphasizes that fair value is not entity-specific, but instead is a market-based measurement of an asset or liability. SFAS 157 upholds the requirements of previously issued pronouncements concerning fair value measurements and expands the required disclosures. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, however earlier application is permitted provided the reporting entity has not yet issued financial statements for that fiscal year. The Company does not believe that the adoption of SFAS 157 will have a material effect on its consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 was issued to provide interpretive guidance on how the effects of the carryover reversal of prior year misstatements should be considered in quantifying a current year misstatement. The provisions of SAB 108 are effective for the Company for its December 31, 2006 year-end. The adoption of SAB 108 had no impact on the Company’s consolidated financial statements.

NOTE 2 —	GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company sustained losses of $8,473,688 and $9,366,030 for the years ended December 31, 2006 and 2005, respectively and had negative cash flows from operations of $441,135 and $3,537,052, respectively. As of December 31, 2006 and 2005, the Company had an accumulated deficit of $36,481,849 and $28,008,161, respectively, a working capital deficit of $7,283,749 and $2,218,082, respectively and a total stockholders’ deficit of $3,579,611 and $2,586,956, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheets is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, to maintain or replace present financing, to acquire additional capital from investors, and to succeed in its future operations. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. In order to mitigate the risks relative to the Company’s ability to continue as a going concern, the Company intends to aggressively pursue additional distribution partners who have established small-business customer bases, to explore potential acquisitions of companies that can bring incremental increases in customers and revenues and to pursue additional debt and/or equity financing. There can be no assurance that management’s plans will materialize, be successful or be on terms acceptable to the Company.

NOTE 3 —	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2006 and 2005:

			Estimated
			Service Lives
	2006	2005	in Years

Infrastructure — computer equipment	$796,576	$770,441	3-5
Other computer equipment	54,212	54,212	3-5
Software	462,523	117,786	2-5
Equipment under capital lease obligations	437,614	93,179	3
Furniture and fixtures	53,137	43,282	2
Leasehold Improvements	113,052	—	3

	1,917,114	1,078,900
Less: accumulated depreciation	1,015,796	731,176

Property and Equipment, Net	$901,318	$347,724

The useful life of the leasehold improvements is less than the length of the lease. Depreciation expense for the years ended December 31, 2006 and 2005 was $284,620 and $236,205, respectively.

NOTE 4 —	CUSTOMER CONTRACTS

On September 1, 2003, the Company acquired, from an unrelated company, customer contracts for certain end-user websites. In January 2007, the Company entered into a settlement agreement with the third party whereby the Company was to pay the third party $600,000 for all amounts due pursuant to the contract. The payment of the $600,000 per the settlement agreement was due and payable on January 31, 2007 and subsequently extended to February 28, 2007 for an additional $6,000. In March, 2007, the Company paid $100,000 of the $600,000 due under the settlement agreement and the settlement agreement was further extended until April 27, 2007, when the remaining $500,000 was due. The Company paid the $500,000 along with $23,000 of penalties and interest on May 4, 2007, in full settlement of the Company’s obligations under the agreement. The amount the Company paid under the settlement agreement, including amounts paid for penalties and interest, was $577,000 less than the amount the Company accrued under the contract, which resulted in the Company recognizing a gain in the second quarter of 2007.

NOTE 5 —	INTANGIBLE ASSETS AND GOODWILL

Intangible Assets — The following table summarizes the gross carrying amounts and the related accumulated amortization of all amortizable intangible assets except goodwill as of December, 31:

		2006		2005
	Estimated	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Useful Lives	Amount	Amortization	Amount	Amortization

Acquired software	3-5 years	$1,198,813	$549,876	$940,900	$336,558
Domain name registration	1 year	100,000	100,000	100,000	58,333
Distribution rights	3 years	32,000	16,446	32,000	5,778
Customer contracts and relationships	3 years	2,077,179	1,071,088	2,077,179	378,696

Total		$3,407,992	$1,737,410	$3,150,079	$779,365

Total amortization expense related to intangible assets was $958,045 in 2006 and $628,893 in 2005. Total estimated annual amortization expense for the years ending 2007 through 2009 is shown in the following table:

Year ending December 31,
2007	$1,002,349
2008	582,263
2009	85,970

$1,670,582

Goodwill — During June 2005, the Company recorded $1,833,220 of goodwill in conjunction with the purchase of Jadeon, Inc. In accordance with the requirements of SFAS No. 142, the Company does not amortize goodwill. SFAS No. 142 requires the Company to periodically perform tests for goodwill impairment, at least annually, or sooner if evidence of possible impairment arises. The Company performs its annual impairment tests as of December 31, using a two-step process that begins with an estimation of the fair values of the goodwill. Step 1 of impairment testing consists of determining and comparing the fair values of the reporting units to the carrying values of those reporting units. If step 1 fails for any of the reporting units, indicating a potential impairment, the Company would be required to complete step 2, which is a more detailed test to calculate the implied fair value of goodwill, and compare that value to the carrying value of the goodwill. If the carrying value of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is required to be recorded.

The Company has performed step 1 impairment tests of recorded goodwill as of December 31, 2006, all of which indicated that the fair values of the reporting units exceeded their carrying values. Accordingly, step 2 of the impairment tests was not required to be performed, and no impairment charge was necessary.

NOTE 6 —	ACCRUED LIABILITIES

Accrued liabilities consist of the following at December 31, 2006 and 2005:

	2006	2005

Merchant reserve	$369,023	$175,264
Accrued interest	187,099	234,662
Sales tax payable	148,087	35,457
Partner payments	102,021	24,603
Penalties	267,000	—
Accrued rent	63,447	—
Other	93,195	22,675

Total	$1,229,872	$492,661

NOTE 7 —	LONG-TERM DEBT

From June 2005 through September 2005, the Company received cash of $3,514,007 in exchange for issuing 8% convertible notes that mature two years from the date the monies were received, net of a beneficial conversion feature of $301,189. As of December 31, 2005, accrued interest on the notes payable was $234,662. During the first quarter of 2006, the principal balance of these notes and accrued interest totaling $4,924,812 were converted into 3,283,295 shares of common stock.

From April through July 2006, the Company received cash of $345,000 in exchange for issuing 15% convertible notes that mature two years from the date the monies were received. The convertible notes are convertible into common shares at the rate of one share for each $1.50 of principal and accrued interest at the option of the note holder. For each $1,000 of notes subscribed for, each investor received 200 warrants to purchase common stock at an exercise price of $0.01 per share. These warrants expire two years after the issue date of the notes or thirty days after the closing bid price of the Company’s common stock is greater than $3.00 per share for twenty consecutive days and the average daily trading volume is at least 40,000 shares of common stock. At the date the monies were received the fair value of the note was allocated as follows:

Proceeds	$345,000
Debt discount for warrants	(116,309)
Debt discount for beneficial conversion feature	(215,923)

Net value of debt at issuance	$12,768

The warrants issued had a weighted average volatility of 140%, weighted average risk free interest rate of 5.13% and an assumed life of two years. The discount on the note is being amortized over the life of the note which is two years. During the year ended December 31, 2006 the amount of discount amortized to interest expense was $104,119.

Line of Credit — On February 18, 2005, the Company secured a line of credit from a commercial bank. The total amount of the line of credit was originally $1,500,000 and was secured by the assets of the Company and a personal guaranty of the CEO of the Company. In August 2006, the line of credit was reduced to $600,000. Interest accrues on the line of credit outstanding balance at a variable rate equal to the bank’s prime rate, which was 8.25% at December 31, 2006. In the event of default, the bank may declare the line of credit due and payable in full. At December 31, 2006, this credit line had expired and the outstanding balance on the line of credit and the amount borrowed was $599,515.

The Company also has a second line of credit with another bank for up to $100,000. Interest accrues on the line of credit outstanding balance at a variable rate equal to prime plus 3.75%, or 12% at December 31, 2006. The line is unsecured. At December 31, 2006, the outstanding balance on the line of credit and the amount borrowed was $99,850.

Long-term debt consists of the following at December 31, 2006 and 2005:

December 31,	2006	2005

Non-interest bearing note payable to an unrelated party, interest imputed at 8%, in default	$1,200,000	$1,200,000
Convertible notes payable to individuals, net of $0 and $254,807 of unamortized discount, accrued interest and principal settled for 2,532,624 shares of common stock in 2006	—	3,397,563
Non-interest bearing note payable to an individual, settled in 2006	—	15,000
Note payable to an unrelated party, interest imputed at 2.49%, matures October 2009, monthly payments of $8,357 beginning October 2006, unsecured	274,655	—

Total debt	$1,474,655	$4,612,563
Less current maturities	(1,294,529)	(1,215,000)

Long-term debt	$180,126	$3,397,563

The following is a schedule of future minimum payments of long-term debt at December 31, 2006:

Year Ending December 31,
2007	$1,294,529
2008	96,910
2009	83,216

Total	$1,474,655

Related party notes payable consists of the following at December 31, 2006 and 2005:

December 31,	2006	2005

Notes payable to a shareholder, interest at 12%, due on demand, in default, unsecured	$200,000	$200,000
Convertible note payable to a related party, accrued interest and principal settled for 750,671 shares of common stock in 2006	—	1,074,434
Note payable to former owner of Jadeon, interest at 5%, minimum payment of $45,000 quarterly, matures June 2016, net of discount of $22,944 and $25,644, unsecured	391,244	573,734
Note payable to a related party, interest at 12%, matures December 2009, monthly payments of $13,468 beginning September 2005, in default, unsecured	280,805	280,805
Convertible note payable to related parties, interest at 15%, matures beginning April 2008, net of discount of $228,112 and $0, unsecured	116,888	—

Total related party notes payable	$988,937	$2,128,973
Less current maturities	(658,105)	(658,106)

Long-term related party notes payable	$330,832	$1,470,867

Subsequent to December 31, 2006, the $280,805 of 12% related party notes payable that were in default noted above were exchanged for shares of the Company’s common stock (see Note 16). The following is a schedule of future minimum payments of related party notes payable (excluding the $280,805 of notes payable that were exchanged for common stock) at December 31, 2006:

Year Ending December 31,
2007	$377,300
2008	276,644
2009	54,188

Total	$708,132

NOTE 8 —	LEASES

The Company conducts a substantial portion of its operations utilizing facilities under operating lease agreements. The Company also leases equipment under capital leases. The following is a schedule of future minimum lease payments at December 31, 2006:

	Capital	Operating
Year Ending December 31,	Leases	Leases

2007	$164,596	$524,999
2008	149,268	445,638
2009	58,794	255,976
2010	—	236,977
2011	—	246,456
Thereafter	—	612,892

Total future minimum lease payments	$372,658	$2,322,938

Less: amount representing interest	39,662

Total capital lease obligations	332,996
Less: current portion	142,972

Capital lease obligations, net of current portion	$190,024

During the years ended December 31, 2006 and 2005, the Company recorded fixed assets under capital leases totaling $344,536 and $93,179, respectively. The Company has recorded $92,109 and $12,064, respectively of depreciation expense during the years ended December 31, 2006 and 2005 on these capital leases.

Rental expense for operating leases for the years ending December 31, 2006 and 2005 were $566,721 and $354,613, respectively.

NOTE 9 —	RELATED PARTY TRANSACTIONS

Buyout of Royalty Agreement — On January 1, 2005, a royalty agreement that was part of the consideration of a business acquisition in 2004 (Merchant Partners) was terminated. In exchange for accrued royalties of $114,231 and for future payments due under the royalty agreement, the Company issued an 8% note payable in the amount of $1,824,471 and also issued 1,500,000 shares of the Company’s common stock at a price of $0.10 per share. Of the 1,500,000 shares of common stock issued, 750,000 went to three members of Merchant Partners who are employees of the Company (including two of which are officers and directors). The Company received a $75,000 subscription receivable from the three members of Merchant Partners who are also employees of the Company and $75,000 in cash from the other members for the sale of the common stock.

The determined value of the common stock issued for the termination of the royalty agreement was $0.90 per share. The difference between the value of these shares and the purchase price of $0.10 per share ($1,200,000) was recorded as a prepaid royalty along with the un-accrued portion of the note payable ($1,824,471 note payable less $114,231 of royalties already accrued). The Company received payment for the subscription receivable in the form of $50,000 of cash and a $25,000 reduction of accrued salaries. The prepaid royalty was amortized over a 21 month period from January 2005 through September 2006.

Common Stock Issued for Services — On April 14, 2005, the Company issued 209,142 shares of common stock to an entity controlled by an officer and director of the Company for $0.10 per share when the fair value was $0.912 per share. As a result, $171,664 of additional compensation expense was recorded. The purchase price was paid by the settlement of $20,914 of accrued compensation expense related to the individual.

On November 21, 2006, two parties, one of which is affiliated with the President of the Company and one of which is affiliated with the CFO of the Company, purchased, from a third party, a total of 143,000 shares of stock that were subject to a $50,000 penalty for non-registration of the shares (see Note 12). As consideration for the purchase of the shares from the third party and the cancellation of the registration rights and penalty, these related parties were granted a total of 100,000 shares of common stock. The Company recorded additional expense of $10,000 for the difference between the value of the 100,000 shares of common stock issued to the related parties and the accrued penalty of $50,000.

Common Stock issued to Officers and Directors — In March of 2005, the Company issued 3,074,789 shares of common stock to officers and directors of the Company for $0.10 per share. The fair value of the stock issued was $0.90 per share or $2,767,310. Of the shares issued, 1,228,340 shares were issued for $122,834 of cash and 1,846,449 shares were issued for the settlement of accounts payable and accrued wages totaling $184,645. In association with this stock issuance, 703,374 stock options that were issued in August 2004 were cancelled and $423,533 of unvested non-cash deferred compensation was reversed. As a result of this issuance, $2,459,831 of non-cash compensation expense was recorded.

In September 2005, an additional member was added to the board of directors. This individual was issued 93,175 shares of common stock at a purchase price of $0.47 per share. The fair value of the stock issued was $1.956 per share or $182,250. These shares were issued for cash of $43,792 resulting in $138,458 of non-cash compensation expense being recorded.

NOTE 10 —	COMMITMENTS AND CONTINGENCIES

In August 2003, the Company entered into a Product Line Purchase Agreement with a third party to acquire a segment of its business related to creating and hosting end-user directory websites. In exchange for the transfer to the Company of the hosting business and certain other material consideration, the Company agreed to pay Citysearch.com $2,400,000. To date, $1,200,000 has been paid under this agreement. The Company believes that the third party has failed to fulfill its obligations under the purchase agreement and has breached certain material provisions of the agreement. As a result, in January 2006 the Company filed suit against the third party in the Superior Court of Washington for King County, seeking recovery of all monies paid pursuant to the purchase agreement. The third party removed the case to the United States District Court for the Western District of Washington, where it is currently pending. The third party has previously demanded payment of the unpaid balance of $1,200,000 and has asserted counterclaims in the pending litigation to attempt to recover those funds. This litigation is in the discovery phase with the trial date set for July 2007. The unpaid balance of $1,200,000 is included as notes payable in the accompanying consolidated balance sheets for 2006 and 2005.

NOTE 11 —	INCOME TAXES

The Company has paid no federal or state income taxes. The significant components of the Company’s deferred tax assets and liabilities at December 31, 2006 and 2005, are as follows:

	2006	2005

Deferred Income Tax Assets:
Amortization of Intangibles	$608,945	$321,193
Accrued liabilities	110,741	92,228
Reserves for bad debt and inventory obsolescence	132,495	155,611
Depreciation	28,814	9,861
FAS 123R	1,026,437	—
Net operating loss carryforward	9,691,085	7,315,901

Total Deferred Income Tax Assets	11,598,517	7,894,794
Valuation allowance	(11,598,517)	(7,894,794)
Net Deferred Income Tax Asset	$—	$—

There were no deferred tax assets or income tax benefits recorded in the financial statements for net deductible temporary differences or net operating loss carryforwards because the likelihood of realization of the related tax benefits cannot be established. Accordingly, a valuation allowance has been recorded to reduce the net deferred tax asset to zero and consequently, no income tax benefit has been recognized for any period.

As of December 31, 2006, the Company had net operating loss carryforwards for tax reporting purposes of approximately $26,000,000. These net operating loss carryforwards, if unused, begin to expire in 2019.

The following is a reconciliation of the amount of tax benefit that would result from applying the federal statutory rate to pretax loss with the benefit from income taxes for the years ended December 31, 2006 and 2005:

	2006	2005

Benefit at statutory rate (34)%	$(2,881,054)	$(3,184,450)
Non-deductible expenses	188,625	19,892
Change in valuation allowance	3,703,723	3,472,592
Adjustment due to FAS 123R	(749,970)	—
State tax benefit, net of federal tax benefit	(261,324)	(308,034)

Net Benefit from Income Taxes	$—	$—

NOTE 12 —	STOCKHOLDERS’ EQUITY

Exercise of Stock Options — During July 2005, the Company received $14,000 from employees exercising options to purchase 40,000 shares of common stock.

During 2006, employees of the Company exercised options to purchase 228,175 shares of common stock. Of the options exercised, options to purchase 210,444 shares of common stock were exercised in a cashless transaction whereby 191,931 shares were issued. The Company received $4,052 for the exercise of options to purchase 17,731 shares of common stock.

Common Stock issued for exercise of warrants — During 2005, warrants to purchase 456,691 shares of common stock were exercised for $8,231 of accrued salaries (195,431 shares) and cash of $16,043 (261,260 shares). During 2006, warrants to purchase 47,292 shares of common stock were exercised for $2,046 of cash.

New Series A Preferred Stock Issued — During January 2005, the Company issued 25,000 shares of New Series A preferred stock for cash. The shares were issued for $1.00 per share and the total amount of cash received was $25,000.

Effective as of November 9, 2005, the date of the acquisition with Source, at which time the Company became subject to the reporting requirements of the Exchange Act of 1934, all 4,660,948 issued and outstanding shares of New Series A preferred stock were converted into 4,660,948 shares of common stock. The value of the shares converted was $4,412,114.

Common Stock issued for Lease Agreement — On August 19, 2005, the Company signed a lease agreement with a third party. This lease line is for an amount up to $1,000,000. The lease term is for three years. As part of the lease agreement, the Company agreed to sell 70,000 shares of common stock to the leasing company at a purchase price per share of $0.10. The fair value at the time the stock was issued was $1.956 per share or $136,920. The Company recorded additional lease expense of $129,920 in conjunction with this stock issuance.

Common Stock issued for Services — On May 3, 2006, the Company issued 143,000 shares of common stock to the owner of a potential acquisition target to extend the initial purchase agreement. The acquisition never materialized and the value of the shares issued ($457,600 or $3.20 per share, which was the closing price of the Company’s common stock on May 3, 2006) was booked as an acquisition expense. The shares issued included registration rights that subjected the Company to a $5,000 per week penalty for each week ending after August 5, 2006 that the shares were not registered. The shares were repurchased on November 21, 2006 by two related parties (see Note 9) and the registration rights were cancelled. As consideration for the cancellation of the registration rights, a total of 100,000 additional shares were issued to the related parties.

On June 26, 2006, the Company issued 8,000 shares to a former employee as part of a severance package. The amount of expense booked was $16,000 or $2.00 per share.

On November 21, 2006, the Company entered into an agreement with a public relations firm. As consideration for entering into the agreement, the Company issued 125,000 shares of common stock. The amount of expense recorded was $75,000 or $0.60 per share.

NOTE 13 —	SHARE BASED PAYMENTS

Stock Option Plan — The Company grants stock options to employees and non-employee directors and consultants under its Amended and Restated 1999 Stock Option Plan (“the Plan”). Vesting requirements for awards under this plan vary by individual grant and are time-based. The majority of the options granted under the Plan have a contractual life of 10 years. The total number of shares of common stock reserved for under the Plan is 4,440,466. As of December 31, 2006, options to purchase 2,159,911 shares of common stock were outstanding and options to purchase 1,973,011 shares of common stock were available for issuance.

Prior to January 1, 2006, the Company accounted for its stock option plan using the intrinsic value method of accounting provided under APB 25 and related interpretations, as permitted by SFAS 123. Under this method no compensation expense was recognized for stock option grants, with the exception of options accounted for under variable accounting that were determined to have an exercise price below the fair value of the Company’s underlying common stock as of the date of grant. Accordingly, share-based compensation has been included as a pro forma disclosure in the financial statement footnotes for the year ended December 31, 2005 (see Note 1).

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123R using the modified-prospective transition method. Under this transition method, compensation costs recognized during the year ended December 31, 2006 includes: a) compensation costs for all share-based payments granted through December 31, 2005, but for which the vesting period had not been completed as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123; and b) compensation costs for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Under the modified-prospective transition method, results for prior periods are not restated.

SFAS 123R requires that cash flows resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. However, the Company has significant net operating loss carry-forwards for tax purposes and has therefore not recognized any excess tax benefits from the exercise of stock options.

The fair value of each option award is estimated as of the date of grant using a Black-Scholes option pricing model. The weighted average assumptions for the year ended December 31, 2006 were:

Dividend yield	0.0%
Expected Volatility	169%
Risk-free interest rate	4.64%
Expected term	5 years

Expected volatility is based on historical volatility of the Company’s common stock. The Company uses historical data to estimate option exercises and employee termination behavior within the valuation model. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summary presents information regarding outstanding options as of December 31, 2006 and changes during the year then ended with regard to all options:

		Weighted	Weighted
	Shares	Average	Average	Aggregate
	Under	Exercise	Remaining	Intrinsic
	Option	Price	Contract Term	Value

Outstanding at December 31, 2005	1,980,885	$0.38
Granted	678,000	$1.81
Exercised	(245,906)	$0.24
Forfeited or expired	(253,068)	$0.49

Outstanding at December 31, 2006	2,159,911	$0.83	8.42 Years	$232,189

Exercisable at December 31, 2006	1,116,886	$0.59	7.78 Years	$164,046

The weighted average grant-date fair value of options granted during the year ended December 31, 2006 was $1.65. The total intrinsic value of options exercised during the year ended December 31, 2006 was $459,180. Total share-based payment expense for the year ended December 31, 2006 was $1,317,289. No share-based payment costs were capitalized during the year ended December 31, 2006. As of December 31, 2006, there was $842,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 1.30 years.

Warrants — On April 20, 2005 the Company issued 50,000 warrants to purchase shares of the Company’s common stock. These warrants were issued to a company that has agreed to assist the Company in raising capital. The warrants are exercisable at $0.50 per share. The warrants are immediately exercisable and expire two years from the date of grant. The Company valued these issuances using the Black-Scholes method and recorded expense of $36,549. On September 7, 2005, the Company issued 19,780 warrants to purchase shares of the Company’s common stock to third parties for services. Of these warrants, 15,280 are exercisable at $1.50 per share and expire five years from the date of grant and 4,500 are exercisable at $1.00 per share and expire three years from the date of grant. All warrants vest immediately. The Company determined the value of these issuances using the Black-Scholes method and recorded expense of $24,783.

During 2006, the Company issued 69,000 warrants to purchase shares of the Company’s common stock. These warrants were issued to investors in conjunction with the 2006 convertible note (see Note 7). These warrants are exercisable at $0.01 per share, vest immediately and expire two years from the date of grant. The issuance of these warrants resulted in a discount to the debt of $116,309. This is being amortized over the maturity of the notes which is from April to July 2008. The Company also issued 18,000 warrants to purchase shares of the Company’s common stock to a bank for an extension on a line of credit (see Note 7). The warrants are exercisable at $0.01 per share, vest immediately and expire two years from the date of grant. The Company valued this issuance using the Black-Scholes method and recorded expense of $24,142.

The fair value of stock warrants was determined at the grant dates using the Black-Scholes option-pricing model with the following weighted-average assumptions for the year ended December 31, 2006 and 2005:

	2006	2005

Expected dividend yield	—	—
Risk free interest rate	4.95%	3.76%
Expected volatility	140%	100%
Expected life	2.0 years	2.5 years
Weighted average fair value per share	$2.32	$0.47

A summary of the stock warrants outstanding and exercisable at December 31, 2006 follows:

	Warrants Outstanding			Warrants Exercisable
		Weighted-
	Number of	Average	Weighted-	Number of	Weighted-
	Warrants	Remaining	Average	Warrants	Average
Range of Exercise Prices	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.007 - $0.01	517,016	0.67 years	$0.007	517,016	$0.007
$ 0.50	50,000	0.29 years	0.50	50,000	0.50
$ 1.00 - $1.50	19,780	3.23 years	1.39	19,780	1.39

$0.007 - $1.50	586,796	0.72 years	$0.096	586,796	$0.096

NOTE 14 —	ACQUISITIONS

Aloha Webservices acquisition — On May 15, 2005, the Company purchased the rights to register domain names from Aloha Webservices. This acquisition enabled the Company to register domain names directly. The Company paid $100,000 in the form of $55,000 cash and a $45,000 note payable in monthly installments of $5,000. In conjunction with this purchase, the Company recorded an intangible asset of $100,000 that was amortized over a one year period.

10x Marketing Acquisition — Effective June 6, 2005, the Company acquired all of the membership interests of 10x Marketing LLC (“10x Marketing”). The results of 10x Marketing’s operations are included in the consolidated financial statements from June 6, 2005. 10x Marketing provides services that enable a customer’s website to be more visible on the Internet. On October 31, 2006, 10x Marketing LLC was dissolved and its assets and operations were transferred to Vista.

The integration of 10x Marketing represented a strategic extension of the Company’s ability to provide products and services that support small business owners throughout their entire business cycle. A key component to every small business on the Internet is the ability of a company’s website to be visible and receive the maximum number of views possible. The acquisition of 10x Marketing provides the Company with the ability to enhance the visibility of its customer’s websites.

The Company issued 630,000 shares of common stock for the purchase of the membership interests of 10x Marketing. In addition, 10x Marketing was indebted to two partners of 10x Marketing for an amount of $104,000. As part of the acquisition, the partners received shares 69,333 shares of common stock in lieu of cash payments. These shares were included in the total of 630,000 shares of common stock that were used to purchase the membership interests of 10x Marketing. The Company had an independent valuation performed on the net assets purchased, including the existence of goodwill, and determined the fair value of those assets to be $574,560. The valuation determined there was no goodwill. It was determined that the fair value of the stock of the Company was $0.912 per share. After determining the fair value of the net assets purchased there was $626,364 of value to be assigned to intangible assets. Of this amount, $188,538 of that value was assigned to Optify, which is the name of the software developed by 10x Marketing to enable a customer’s website to be more visible on the Internet through the use of search engines. The remaining amount of $437,826 was assigned to customer relationships. It has been deemed that both of these items have a three-year useful life and the amounts mentioned previously are being amortized over a three-year period.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill was not recognized in connection with the acquisition of 10x Marketing. At June 6, 2005, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Current Assets	$52,983
Property and equipment	21,559
Intangible assets	626,364

Total assets acquired	700,906

Current liabilities	(126,346)

Total liabilities assumed	(126,346)

Net Assets Acquired	$574,560

Jadeon Acquisition — Effective June 15, 2005, the Company acquired all of the issued and outstanding common stock of Jadeon, Inc (“Jadeon”). The results of Jadeon’s operations are included in the consolidated financial statements from June 16, 2005. Jadeon provides restaurant and retail POS equipment and service on that equipment.

The integration of Jadeon represented a strategic extension of the Company’s ability to provide products and services that support small business owners throughout their entire business cycle. A key component to every small business that has a brick and mortar operation is the ability to record transactions via POS terminals. The acquisition of Jadeon provides the Company with the ability to supply these customers’ needs as well as service the units they sell to the customers.

The Company issued 2,134,340 shares of the Company’s common stock, an unsecured promissory note to the former owner of Jadeon in the amount of $800,378, with an initial payment of $201,000 on the effective date of the merger, less a discount of $26,994 and cash in the amount of $68,513 for the purchase of the common stock of Jadeon. The Company had an independent valuation performed on the net assets purchased, including the existence of goodwill, and determined the fair value of those assets to be $1,946,518. It was determined that the fair value of the stock of the Company was $0.912 per share. After determining the fair value of the net assets purchased there was $3,504,393 of value to be assigned to intangible assets. Of this amount, $1,639,173 was assigned to Customer contracts and relationships, $32,000 was assigned to a distribution agreement and $1,833,220 was assigned to goodwill. It has been deemed that the distribution rights and the customer contracts have a useful life of 3 years. The goodwill will be assessed at least annually by management to determine if the goodwill is impaired.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Goodwill was recognized in connection with the acquisition of Jadeon. At June 16, 2005, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Current Assets	$1,957,714
Property and equipment	135,785
Intangible assets	3,504,393
Other assets	4,950

Total assets acquired	5,602,842

Current liabilities	(2,814,426)
Other liabilities	(841,898)

Total liabilities assumed	(3,656,324)

Net Assets Acquired	$1,946,518

In addition, the Company offered to five key Jadeon employees retention bonuses that could total approximately $2,500,000. Each of the employees, so long as they are an employee of Jadeon, is guaranteed a minimum payment to be made to them at the end of each quarter. The minimum amount to be paid out in total each quarter is $30,000. This minimum payment will be reduced if any of the key employees leave the Company. The payout is based on the lesser of a percentage of Jadeon’s quarterly revenue or a percentage of quarterly net income excluding amortization expense. In the event that calculated amounts are less than the guaranteed minimum quarterly payout, each of the employees covered under the retention bonuses will receive their allocated portion of the guaranteed minimum quarterly payment of $30,000. These payments will be expensed as incurred.

These employees also received a total of 295,000 options to purchase shares of the Company’s common stock. These options are exercisable at $0.47 per share and vest ratably over one year from the purchase date of Jadeon. These options expire 10 years from the date of the option grant.

The following supplemental pro forma information reflects the operations for the years ended December 31, 2005 as if Jadeon and 10x Marketing had been acquired as of January 1, 2005.

Year Ended
December 31,
2005

Revenue	$18,141,705
Net loss	$(9,265,948)
Net loss per share	$(0.89)

Credit Discovery/Acquirint acquisition — Effective November 9, 2006, Innuity, Inc. entered into an asset purchase agreement with Credit Discovery, LLC and Acquirint, LLC. (“Credit Discovery”) to acquire substantially all of the assets of Credit Discovery. The results of Credit Discovery operations are included in the consolidated financial statements from November 9, 2006. Credit Discovery develops and delivers web-based credit card processing products and services to the merchant acquiring business, banking and financial institutions.

The integration of Credit Discovery represented a strategic extension of the Company’s ability to provide products and services that support small business owners throughout their entire business cycle. The acquisition of this technology reduces the amount of time it takes to acquire a bank card customer and provides a life cycle management tool that reduces the ongoing maintenance and risk management costs associated with a merchant portfolio.

The Company issued 454,000 shares of common stock for the purchase of the net assets of Credit Discovery. The value of the shares issued was $267,860 or $0.59 per share. In addition, prior to the acquisition, the Company also assumed $15,053 of Credit Discovery liabilities.

The shares issued in the acquisition are covered under registration rights that require the Company to register the shares with the United States Securities and Exchange Commission (SEC). If a registration statement is not filed with the SEC and declared effective within 180 days after December 22, 2006 (closing date of the asset purchase agreement) the Company would be required to pay the sellers a total of $200,000 as liquidated damages. The potential liquidated damages have been accrued in the accompanying consolidated financial statements.

The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. At November 9, 2006, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

Property and equipment	$25,000
Intangible asset	257,913

Total assets acquired	282,913

Current liabilities	(15,053)

Total liabilities assumed	(15,053)

Net Assets Acquired	$267,860

NOTE 15 —	SEGMENT INFORMATION

Information related to the Company’s reportable operating business segments is shown below. The Company’s reportable segments are reported in a manner consistent with the way management evaluates the businesses. The Company identifies its reportable business segments based on differences in products and services. During 2005, due to the acquisitions made, management reassessed the reportable segments and classified the reporting segments as noted below. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. The Company has identified the following business segments:

Promotion — This division provides services to small businesses that helps to connect them with customers who are most likely to buy their particular products and services — helping generate new customers for the small businesses as well as grow their existing customer revenue. Applications include local search, pay-per-click campaign management, search engine optimization, link recruitment, conversion rate enhancement, search engine submission, web analytics tools, domain name registration, business and eCommerce websites and email.

Commerce — This division provides services to small businesses that provide operational capability for processing, managing and supporting commerce transactions between small businesses, their online and offline customers, vendors and business partners. Applications include point-of-sale hardware, software and related services; merchant approval software, merchant acquiring solutions and merchant life cycle management solutions; payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment; and business cash advances.

The following presents certain segment information as of and for the year ended December 31, 2006:

	For the Year Ended December 31, 2006
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$3,428,804	$18,255,475	$—	$21,684,279
Depreciation and amortization	406,203	836,461	—	1,242,664
Interest expense	312,459	315,468	—	627,927
Segment loss	(4,334,162)	(4,139,526)	—	(8,473,688)
Segment assets	3,920,467	5,992,725	(2,570,013)	7,343,179

The following presents certain segment information as of and for year ended December 31, 2005:

	For the Year Ended December 31, 2005
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$2,987,494	$9,478,107	$—	$12,465,601
Depreciation and amortization	210,563	654,535	—	865,098
Interest expense	112,596	181,714	—	294,310
Segment loss	(4,620,642)	(4,745,388)	—	(9,366,030)
Segment assets	6,322,699	7,257,303	(3,718,470)	9,861,532

All of the Company’s revenues and assets were in the United States of America. The Company had one customer who made up 11% of total revenues in the commerce division for the year ended December 31, 2006 and no such customers for the year ended December 31, 2005.

NOTE 16 —	SUBSEQUENT EVENTS

In January 2007, the Company entered into stock purchase agreements with three parties affiliated with an officer and director of the Company. Pursuant to the stock purchase agreements, the $280,805 of defaulted 8% related party notes payable discussed in Note 7, along with $42,684 of accrued interest were exchanged for 646,979 shares of the Company’s common stock in February 2007.

INNUITY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31,	December 31,
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$232,519	$307,483
Settlement deposits	637,547	467,078
Settlement receivable, net of allowance for doubtful accounts of $15,864 and $12,864, respectively	143,955	173,098
Trade accounts receivable, net of allowance for doubtful accounts of $93,559 and $115,693, respectively	1,357,729	1,318,773
Inventories, net of allowance for obsolete inventory of $159,772 and $226,656, respectively	460,151	486,736
Other current assets	178,437	184,891

Total Current Assets	3,010,338	2,938,059

Property and equipment, net	821,091	901,318
Intangible assets, net	1,419,995	1,670,582
Goodwill	1,833,220	1,833,220

Total Assets	$7,084,644	$7,343,179

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Trade accounts payable	$2,890,704	$2,587,227
Accrued salaries and wages	580,758	612,745
Merchant settlement payable	793,962	453,596
Accrued liabilities	934,205	1,229,872
Deferred revenues	3,315,538	2,543,397
Line of credit	549,940	699,365
Related party notes payable, current portion, net of discount of $2,700 and $2,700, respectively	377,300	658,105
Long-term debt, current portion	1,194,529	1,294,529
Capital lease obligations, current portion	145,850	142,972

Total Current Liabilities	10,782,786	10,221,808
Long-Term Liabilities
Related party notes payable, net of discount of $206,208 and $248,357, respectively	372,981	330,832
Long-term debt	156,714	180,126
Capital lease obligations	152,483	190,024

Total Long-Term Liabilities	682,178	700,982

Total Liabilities	11,464,964	10,922,790

Stockholders’ Deficit
Common stock; 200,000,000 shares authorized; par value $0.00025 per share; 21,629,669 shares and 20,741,538 shares issued and outstanding, respectively	5,407	5,185
Additional paid-in capital	33,650,827	32,897,053
Accumulated deficit	(38,036,554)	(36,481,849)

Total Stockholders’ Deficit	(4,380,320)	(3,579,611)

Total Liabilities and Stockholders’ Deficit	$7,084,644	$7,343,179

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

For the Three Months Ended March 31,	2007	2006

Revenues
Product sales	$2,112,871	$1,899,841
Services	3,173,870	3,058,030

Total revenues	5,286,741	4,957,871
Operating expenses
Cost of product sales	1,643,973	1,560,053
Cost of services	1,814,721	1,711,945
General and administrative	1,329,874	1,483,060
Selling and marketing	1,243,171	1,352,186
Research and development	461,165	364,445
Royalty expense	—	415,748
Amortization expense	250,587	254,336

Loss from operations	(1,456,750)	(2,183,902)

Other income (expense)
Other income	—	67,387
Interest expense	(97,955)	(339,842)

Total other income (expense)	(97,955)	(272,455)

Net Loss	$(1,554,705)	$(2,456,357)

Basic and Diluted Loss Per Common Share	$(0.07)	$(0.13)

Basic and Diluted Weighted-Average Common Shares Outstanding	21,446,188	18,291,089

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Three Months Ended March 31,	2007	2006

Cash flows from operating activities
Net loss	$(1,554,705)	$(2,456,357)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	351,268	307,669
Accretion of discount on notes payable	41,749	254,764
Non-cash share based compensation	246,011	380,743
Common stock issued for services	111,202	—
Bad debt provision	52,623	3,000
Expense for prepaid royalties	—	415,748
Changes in assets and liabilities, net of acquisitions:
Settlement deposits	(170,469)	(183,733)
Trade accounts receivable	(88,579)	(582,348)
Settlement receivable	26,143	(196,673)
Inventories	26,585	(6,766)
Other current assets	6,454	(30,968)
Trade accounts payable	344,095	197,399
Merchant settlement payable	340,366	467,952
Accrued salaries and wages	(31,987)	127,984
Deferred revenues	772,141	338,254
Accrued liabilities	(219,907)	363,846

Total adjustments	1,807,695	1,856,871

Net cash provided by (used in) operating activities	252,990	(599,486)

Cash flows from investing activities
Purchase of property and equipment	(20,454)	(4,400)

Net cash used in investing activities	(20,454)	(4,400)

Cash flows from financing activities
Increase in line of credit	—	110,000
Payments on long-term debt	(123,412)	(15,000)
Payments on capital lease obligations	(34,663)	(13,361)
Payments on line of credit	(149,425)	—
Proceeds from exercise of options and warrants	—	6,067

Net cash provided by (used in) financing activities	(307,500)	87,706

Net decrease in cash and cash equivalents	(74,964)	(516,180)
Cash and cash equivalents at beginning of period	307,483	696,997

Cash and cash equivalents at end of period	$232,519	$180,817

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$14,989	$15,227
Noncash investing and financing activities
Convertible debt converted to common stock	—	4,726,085
Accrued interest converted to common stock	—	198,727
Reclassification of deferrred compensation to APIC in accordance with SFAS No. 123R	—	1,013,308
Purchase of software with note payable	—	50,817
Conversion of long term debt to common stock	280,405	—
Conversion of accounts payable to common stock	40,618	—
Conversion of accrued interest to common stock	75,760	—

See accompanying notes to condensed consolidated financial statements.

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements
March 31, 2007
(Unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Innuity, Inc. (the “Company”) and its subsidiaries have been prepared in accordance with the instructions to Form 10-QSB and do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring entries) considered necessary for a fair presentation have been included.

Operating results for the three-month periods ended March 31, 2007 and 2006, are not necessarily indicative of the results that may be expected for the full fiscal year. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 6, 2007.

The Company’s operations are located in California, Utah, and Washington. Operations are carried out through the Company’s Promotion and Commerce divisions, each of which is focused on a critical business cycle process. The applications and solutions offered by the Company’s Promotion division are designed to help small businesses market and promote their products and services, while the offerings of the Company’s Commerce division can facilitate and improve a small business’ selling processes and transaction processing capabilities.

The Promotion division’s operations are carried out through the Company’s wholly-owned subsidiary, Vista.com, Inc. The Commerce division’s operations are carried out through its In-Store Systems business line (which includes the Company’s wholly-owned subsidiary Jadeon, Inc.) and Merchant Services business line. The Merchant Services business line does business under the names of Merchant Partners and Innuity, Inc. dba Merchant Partners.

The accompanying condensed consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern. However, the Company has incurred substantial losses and has a working capital deficit and accumulated deficit as of March 31, 2007. In addition, the report of the Company’s independent registered public accounting firm for the year ended December 31, 2006 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on its ability to obtain additional debt or equity financing. Unless the Company is able to significantly increase its revenues and cash flows from operating activities, it will be required to raise additional funds in order to continue operations.

Certain reclassifications have been made to the prior period financial statements to conform to the current presentation.

2.	SHARE BASED PAYMENTS

The Company accounts for stock-based awards under Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” using the modified prospective transition method, which requires measurement and recognition over the service period of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and previously presented in the pro-forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 that are expected to vest (based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R)).

The Company grants stock options to employees, non-employee directors and consultants under its Amended and Restated 1999 Stock Option Plan. Vesting requirements for awards under this plan vary by individual grant and are time- based. The majority of the options granted under the plan have a contractual life of 10 years. The fair value

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

of each option award is estimated as of the date of grant using a Black-Scholes option pricing model. The weighted average estimated fair values of stock options granted as well as the weighted average assumptions used in calculating these values during the three-month periods ended March 31, 2007 and 2006, are:

	2007	2006

Estimated values	$0.53	$3.61
Dividend yield	0.0%	0.0%
Expected Volatility	197%	142%
Risk-free interest rate	4.64%	4.58%
Expected term	5 years	5 years

Expected volatility is based on historical volatility of the Company’s common stock. The Company uses historical data to estimate option exercises and employee termination behavior within the valuation model. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following summary presents information regarding outstanding options as of March 31, 2007, and changes during the three-month period then ended with regard to all options:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Under	Exercise	Contract	Intrinsic
	Option	Price	Term	Value

Outstanding at December 31, 2006	2,159,911	$0.83
Granted	557,500	$0.54
Exercised	—	$—
Forfeited or expired	(101,748)	$0.29
Cancelled	(15,000)	$0.50

Outstanding at March 31, 2007	2,600,663	$0.79	8.47 Years	$317,028

Exercisable at March 31, 2007	1,155,566	$0.65	7.59 Years	$219,723

The total intrinsic value of options exercised during the three-month period ended March 31, 2007, was $0 because no options were exercised. Total share-based payment expense for the three months ended March 31, 2007, and March 31, 2006 was $246,011 and $380,743. Of the $246,011 of expense recognized during the three months ended March 31, 2007, $4,773 is included in cost of services, $108,757 is included in general and administrative expenses, $124,322 is included in selling and marketing expenses, and $8,159 is included in research and development expenses. Of the $380,743 of expense recognized during the three months ended March 31, 2006, $44,751 is included in cost of services, $41,389 is included in general and administrative expenses, $242,064 is included in selling and marketing expenses, and $52,539 is included in research and development expenses. No share-based payment costs were capitalized during the three month periods ended March 31, 2007 and 2006.

3.	INVENTORIES

Inventories consist of finished computer hardware and software media held for resale and are stated at the lower of cost (first-in, first-out method) or market.

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

4.	LONG-TERM DEBT AND CAPITAL LEASES

The Company has two lines of credit with commercial banks. The first credit line is for $100,000 all of which was outstanding as of March 31, 2007. This line is unsecured and accrues interest at a rate of prime plus 3.75% (12% as of March 31, 2007).

The second credit line is for $600,000 of which $449,940 was outstanding as of March 31, 2007. This credit line accrues interest at a rate the bank’s prime rate (8.25% as of March 31, 2007). The credit line was secured by all of the Company’s assets and a personal guaranty of the CEO of the Company. As of March 31, 2007, this credit line had expired and the $449,940 outstanding balance on the line was due and payable in full. The credit line was paid off in May 2007 (see Note 8).

In January 2007, the Company entered into stock purchase agreements with three parties affiliated with an officer and director of the Company. Pursuant to the stock purchase agreements, $280,805 of 8% related party notes payable along with $42,684 of accrued interest were exchanged for 646,979 shares of the Company’s common stock.

Long-term debt consisted of the following as of March 31, 2007, and December 31, 2006:

	March 31,	December 31,
	2007	2006

Non-interest bearing note payable to an unrelated party, interest imputed at 8%, in default	$1,100,000	$1,200,000
Note payable to an unrelated party, interest imputed at 2.49%, matures October 2008, monthly payments of $8,357 beginning October 2006, unsecured	251,243	274,655

Total debt	$1,351,243	$1,474,655
Less current maturities	(1,194,529)	(1,294,529)

Long-term debt	$156,714	$180,126

The non-interest bearing note above with a balance due of $1,100,000 as of March 31, 2007 related to a disputed product-line purchase agreement. In May 2007, the Company settled all amounts due under the agreement (see note 8).

Related party notes payable consisted of the following as of March 31, 2007, and December 31, 2006:

	March 31,	December 31,
	2007	2006

Notes payable to a shareholder, interest at 12%, due on demand, in default, unsecured	$200,000	$200,000
Note payable to former owner of Jadeon, interest at 5%, minimum payment of $45,000 quarterly, matures June 2016, net of discount of $22,270 and $22,944, unsecured	391,918	391,244
Note payable to a related party, interest at 8%, matures Settled by issuing shares of common stock in January 2007	—	280,805
Convertible note payable to related parties, interest at 15%, matures beginning April 2008, net of discount of $186,637 and $228,112, securred	158,363	116,888

Total related party notes payable	$750,281	$988,937
Less current maturities	(377,300)	(658,105)

Long-term related party notes payable	$372,981	$330,832

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

A demand notice was given to the Company for the $200,000 of notes payable to a shareholder listed above. Since the Company did not repay the notes when the demand notice was given, it is considered to be in default per the provisions of the note. The Company has accrued interest on these notes at the 12% default rate called for in the notes since the default occurred.

5.	COMMON STOCK

The Company’s common stock transactions during the three months ended March 31, 2007, were as follows:

The Company issued 646,979 shares of common stock in connection with the conversion of related party debt and related accrued interest. The value of the notes converted was $280,805 along with accrued interest of $42,684. The difference between the fair value of the stock issued and the balance of the notes payable and accrued interest ($45,689) was recorded as compensation expense.

The Company issued 175,000 shares of common stock as part of a termination of a commission agreement with a third party. As a result of this issuance, $40,618 of accounts payable was converted to common stock and the Company recorded $60,882 of compensation expense.

The Company issued 66,152 shares of common stock to the holders of the 15% convertible notes as payment of $33,076 in accrued interest. The difference between the accrued interest and the fair value of shares issued ($4,631) has been recorded as additional interest expense during the three months ended March 31, 2007.

6.	LOSS PER SHARE

Loss per share is computed in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share. Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share reflects the potential dilution that could occur from shares of common stock issuable through stock options, warrants and other convertible instruments, if dilutive. Shares issuable upon conversion of debt and interest, and shares issuable upon the exercise of options and warrants totaling 3,920,356 have not been included in the calculation of diluted weighted average common shares outstanding for the three months ended March 31, 2007, because the effect would be anti-dilutive. Shares issuable upon the exercise of options and warrants to purchase 2,517,418 shares of common stock have not been included in the calculation of diluted weighted average common shares outstanding for the three months ended March 31, 2006, because the effect would be anti-dilutive.

7.	SEGMENT INFORMATION

Information related to the Company’s reportable operating business segments is shown below. The Company’s reportable segments are reported in a manner consistent with the way management evaluates the businesses.

Promotion division — Through the Promotion division, the Company connects businesses with customers most likely to buy their particular products or services. Applications include search engine optimization, pay-per-click campaign management, local search business profiles, link recruitment, conversion enhancement, search engine submission, web analytics tools and management, domain name registration, business and eCommerce websites and custom design services.

Commerce division — Through the Commerce division, the Company processes, manages, and supports commercial transactions between small businesses, their online and offline customers, vendors and business partners. Applications include POS hardware, software and related services, and merchant accounts and payment processing services for credit cards, automated clearinghouse transactions, bill presentment and payment, and business cash advances.

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

The following presents certain segment information as of and for the three months ended March 31, 2007:

	For the Three Months Ended March 31, 2007
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$618,099	$4,668,642	$—	$5,286,741
Depreciation and amortization	124,626	226,642	—	351,268
Interest expense	48,639	49,316	—	97,955
Segment loss	(804,442)	(750,263)	—	(1,554,705)
Segment assets	3,064,256	6,419,348	(2,398,960)	7,084,644

The following presents certain segment information as of and for the three months ended March 31, 2006:

	For the Three Months Ended March 31, 2006
	Promotion	Commerce	Intercompany	Total

Revenue from external customers	$883,753	$4,074,118	$—	$4,957,871
Depreciation and amortization	100,170	207,499	—	307,669
Interest expense	170,264	169,578	—	339,842
Segment loss	(1,110,574)	(1,345,783)	—	(2,456,357)
Segment assets	5,428,314	7,586,242	(3,339,916)	9,674,640

During the three months ended March 31, 2007, all of the Company’s revenues and assets were in the United States of America. During the three months ended March 31, 2007, the Company had one customer that represented 14% of total revenues. No other customers exceeded 10% of revenues for the three months ended March 31, 2007.

8.	SUBSEQUENT EVENTS

On April 2, 2007, the Company entered into a restricted equity purchase agreement pursuant to which it issued an aggregate of 7,400,000 shares of its common stock to a third party. The shares were delivered to a financial institution to be held in escrow until the closing of the transaction. The price to be paid for these shares was to be at a discount to the average of the last sales price for the Company’s common stock for the ten days immediately proceeding the closing of the transaction. No proceeds were received with this transaction and the 7,400,000 shares issued under the restricted securities purchase agreement will be recalled pursuant to the provisions of the agreement as management believes that a separate Security Purchase Agreement entered into on May 4, 2007 (discussed below), better meets the needs of the Company and its shareholders.

On May 4, 2007, the Company entered into a Securities Purchase Agreement with a third party whereby, the Company received $1,000,000 ($960,000 net of fees) for a secured note payable. On May 18, 2007, the Company entered into an additional note purchase and global amendment agreement with a third party, whereby the Company received $1,000,000 for an additional secured note payable. The notes are due one year from the date of issuance and accrue interest at 15% per year. Interest is due monthly and 115% of the outstanding principal balance along with any accrued and unpaid interest is due at maturity. The Company is allowed to retire the notes prior to maturity by paying all accrued and unpaid interest and 102.5% to 113.75% of the unpaid principal balance depending on the date of the early pay-off.

Proceeds from the first of the above notes was used to pay-off the Company’s bank credit-line that was in default as of March 31, 2007, and to pay-off the amount due pursuant to a settlement agreement relating to a product-line purchase agreement that was in litigation as of March 31, 2007. The total amount accrued under the disputed product-line purchase agreement was $1,100,000 as of March 31, 2007 and is included in long-term debt in the accompanying condensed consolidated financial statements. The amount paid on May 4, 2007 under the

INNUITY, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements — (Continued)

settlement agreement was $500,000 plus $22,566 of penalties and interest. A gain for the difference between the amount accrued under the agreement and the amount paid has been recorded on the Company’s books in May 2007.

In addition to the secured notes payable, the Company issued the third party warrants to purchase 1,128,164 shares of the common stock for $0.01 per share. The warrants are for a term of three years and include registration rights, whereby the Company is obligated to register the resale of the shares of common stock issuable upon exercise of the warrants in a registration statement filed with the United States Securities and Exchange Commission (SEC) within 45 days of the closing of the transaction and to have the registration statement declared effective by the SEC within 150 days of the closing of the transaction. If the Company becomes in default of the registration requirements it is obligated to pay 1% of the aggregate purchase price of the transaction as penalties within two business days of the default and an additional 1% of the aggregate purchase price as penalties for every month the Company is in default of the registration requirements.

The Company also agreed to issue additional shares of common stock to the holder(s) of the above warrants if the Company issues any common stock during the three year term of the warrants. The amount of common stock to be issued will be equal to quotient obtained by dividing the total number of shares issuable under the warrants then outstanding by the outstanding shares of the Company’s common stock just prior to the issuance of additional shares, multiplied by the number of shares of common stock to be issued.

Innuity, Inc.

COMMON STOCK

PROSPECTUS

[ ● ], 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.	Indemnification of Directors and Officers.

Section 16-10a-902 of the Utah Revised Business Corporation Act (the “Revised Act”) provides that a corporation may indemnify any individual who was, is or is threatened to be made a named defendant or respondent (a “Party”) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (a “Proceeding”), because he or she is or was a director of the corporation or, while a director of the corporation, is or was serving at its request as a director, officer, partner, trustee, employee, fiduciary or agent of another corporation or other person or of an employee benefit plan (an “Indemnifiable Director”), against any obligation incurred with respect to a Proceeding, including any judgment, settlement, penalty, fine or reasonable expenses (including attorneys’ fees), incurred in the Proceeding if: (i) his or her conduct was in good faith; (ii) he or she reasonably believed that his or her conduct was in, or not opposed to, the best interests of the corporation and (iii) in the case of any criminal proceeding, had no reasonable cause to believe such conduct was unlawful; provided, however, that pursuant to Subsection 902(4): (a) indemnification under Section 902 in connection with a Proceeding by or in the right of the corporation is limited to payment of reasonable expenses (including attorneys’ fees) incurred in connection with the Proceeding and (b) the corporation may not indemnify an Indemnifiable Director in connection with a Proceeding by or in the right of the corporation in which the Indemnifiable Director was adjudged liable to the corporation, or in connection with any other Proceeding charging that the Indemnifiable Director derived an improper personal benefit, whether or not involving action in his or her official capacity, in which Proceeding he or she was adjudged liable on the basis that he or she derived an improper personal benefit.

Section 16-10a-903 of the Revised Act provides that, unless limited by its articles of incorporation, a corporation shall indemnify an Indemnifiable Director who was successful, on the merits or otherwise, in the defense of any Proceeding, or in the defense of any claim, issue or matter in the Proceeding, to which he or she was a Party because he or she is or was an Indemnifiable Director of the corporation, for reasonable expenses (including attorneys’ fees) incurred in connection with the Proceeding or claim with respect to which he or she has been successful.

Section 16-10a-904 of the Revised Act provides that a corporation may pay for or reimburse the reasonable expenses (including attorneys’ fees) incurred by an Indemnifiable Director who is a Party to a Proceeding in advance of the final disposition of the Proceeding upon the satisfaction of certain conditions. In addition to the indemnification provided by Sections 902 and 903, Section 16-10a-905 of the Revised Act provides that, unless otherwise limited by a corporation’s articles of incorporation, an Indemnifiable Director may apply for indemnification to the court conducting the Proceeding or to another court of competent jurisdiction.

Section 16-10a-907 of the Revised Act provides that, unless a corporation’s articles of incorporation provide otherwise, (i) an officer of the corporation is entitled to mandatory indemnification under Section 903 and is entitled to apply for court-ordered indemnification under Section 905, in each case to the same extent as an Indemnifiable Director; (ii) the corporation may indemnify and advance expenses to an officer, employee, fiduciary or agent of the corporation to the same extent as an Indemnifiable Director and (iii) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary or agent who is not an Indemnifiable Director to a greater extent than the right of indemnification granted to an Indemnifiable Director, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors or contract. Section 16-10a-908 of the Revised Act authorizes a corporation to purchase and maintain liability insurance for a director, officer, employee, fiduciary or agent of the corporation.

The Registrant’s articles of incorporation provide that no director or officer shall have any liability to the company if the person acted in good faith and with the same degree of care and skill as prudent person in similar circumstances.

The Registrant’s articles of incorporation and bylaws provides that it will indemnify its directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices. However, nothing in the Registrant’s articles of incorporation or bylaws protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. To the extent that a director has been successful in defense of any proceeding, the Utah Revised Business Corporations Act provides that he shall be indemnified against reasonable expenses incurred in connection with the proceeding.

Item 25.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid
by the
Registrant

SEC registration fee	$42
Legal fees and expenses	$75,000
Accounting fees and expenses	$75,000
Printing and engraving expenses	$5,000
Miscellaneous fees and expenses	$5,000

Total	$160,042

Item 26.	Recent Sales of Unregistered Securities.

The issuances described in paragraph (a) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The issuances described in paragraphs (b), (c), (f), (g), (h), and (j) through (s) below were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The issuances described in paragraphs (d), (e) and (i) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information. There were no underwriters employed in connection with any of the transactions set forth below.

a) On various dates between August 15, 2002, and September 7, 2005, the Registrant issued options to approximately 177 employees, directors, consultants and other service providers to purchase up to an aggregate total of 2,760,657 shares of the Registrant’s common stock under its 1999 Stock Option Plan. The exercise prices per share ranged from $0.10 to $0.47. No consideration was paid to the Registrant by any recipient of any of the foregoing options for the grant of such options. From October 21, 2002, until September 7, 2005, three option holders exercised options for an aggregate of 66,650 shares of common stock. The Registrant received aggregate consideration of approximately $23,328 in connection with the exercise of these options.

b) On various dates between February 9, 2004, and January 5, 2005, the Registrant issued and sold 4,660,948 shares of Series A Preferred Stock in exchange for an aggregate purchase price of $4,660,948 in cash, cancellation of existing indebtedness, and the acquisition of Merchant Partners. The shares of Series A Preferred Stock were sold to accredited investors pursuant to a Subscription Agreement with each investor. Shares of Series A Preferred Stock were converted to common stock on November 19, 2005.

c) On various dates between March 31, 2005, and April 14, 2005, the Registrant issued and sold 3,283,931 shares of its common stock in exchange for an aggregate purchase price of $498,216 in cash, cancellation of existing indebtedness and the issuance of a subscription receivable. The shares of its common stock were sold to accredited investors pursuant to a Common Stock Purchase Agreement with each investor.

d) On April 14, 2005, the Registrant issued and sold a warrant to purchase 50,000 shares of its common stock at an exercise price of $0.50 per share to WindyPoint Capital Corporation. No consideration was paid to us by the recipient for the issuance of such warrant.

e) On June 6, 2005, the Registrant issued an aggregate of 630,000 shares of its common stock in connection with the acquisition of 10x Marketing, LLC. The shares of Common Stock were issued pursuant to a Membership Interest Purchase Agreement dated June 6, 2005.

f) On June 16, 2005, the Registrant issued an aggregate of 2,134,340 shares of its common stock in connection with the acquisition of Jadeon, Inc. The shares of common stock were issued to the sole accredited investor pursuant to a Stock Purchase Agreement dated May 17, 2005.

g) On various dates between June 28, 2005, and September 22, 2005, the Registrant issued and sold 8% convertible promissory notes in the aggregate principal of approximately $4.7 million. The convertible promissory notes were sold to accredited investors pursuant to a Convertible Note Purchase Agreement with each investor.

h) As of January 1, 2005, the Registrant issued an aggregate of 1,500,000 shares of its common stock in connection with the restructuring of the acquisition of certain assets and the assumption of certain liabilities of Merchant Partners.com, LLC. The shares of common stock were sold to accredited investors pursuant to a Subscription Agreement with each investor.

i) On September 7, 2005, the Registrant issued and sold warrants to purchase 15,280 and 4,500 shares, respectively, of its common stock at an exercise price of $1.50 and $1.00 per share, respectively, to Alpine Securities Corporation and Impact Capital Advisors, LLC. No consideration was paid to the Recipient by the recipient for the issuance of such warrant.

j) On September 13, 2005, the Registrant issued and sold 93,175 shares of common stock in exchange for an aggregate purchase price of $43,792 in cash. The shares of common stock were sold to an accredited investor pursuant to a Common Stock Purchase Agreement.

k) On September 14, 2005, the Registrant issued and sold 70,000 shares of its common stock in exchange for an aggregate purchase price of $7,000 in cash. The shares of common stock were sold to an accredited investor pursuant to a Common Stock Purchase Agreement.

l) On April 28, 2006, the Registrant issued an aggregate of 143,000 shares of its common stock as consideration for an amendment of the closing date of an asset purchase agreement, dated March 9, 2006, with Hello Metro Incorporated, Superfly Advertising, Inc., Treefrog Commerce, Inc. and Clark Scott. The shares of common stock were issued pursuant to an amendment to the Asset Purchase Agreement, dated April 28, 2006.

(m) In January 2007, the Registrant issued 646,979 shares of its common stock to three parties affiliated with an officer and director of Innuity, in exchange for the cancellation of $280,805 of defaulted 8% notes payable including $42,684 of accrued interest.

(n) In February 2007, the Registrant issued 66,152 shares of its common stock to the holders of the Registrant’s 15% convertible notes for the payment of interest accrued on the notes through December 31, 2006. The holders of these notes consist of officers, directors and shareholders of the Registrant.

(o) In March 2007, the Registrant issued 175,000 shares of its common stock to US Lodging, an entity controlled by a former officer of the Registrant, in exchange for a release from any commissions owed or to be owed to US Lodging.

(p) In May 2007, the Registrant issued warrants to purchase up to 1,128,000 shares of its common stock to Imperium Master Fund, Ltd.

(q) In May 2007, the Registrant issued 7,400,000 shares of its common stock to Antares Trading Fund Mercatech SP.

(r) In June 2007, the Registrant issued 135,000 shares of common stock to Dian Griesel for investor relations services.

(s) In June 2007, the Registrant issued 15,000 shares of common stock to Jordan Silverstein for investor relations services.

Item 27.	Exhibits

The following exhibits are filed with this registration statement:

			Incorporated by Reference
Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	File No.	Filing Date

3.1	Articles of Incorporation, as amended		10-KSB	3.1	000-29129	3/6/2007
3.2	Articles of Amendment to Articles of Incorporation		10-KSB	3.2	000-29129	3/23/2006
3.3	Amended and Restated Bylaws		8-K	3.2	000-29129	11/10/2005
4.1	Form of Warrants to Purchase Common Stock		8-K	4.1	000-29129	11/10/2005
4.2	Form of Warrants to Purchase Common Stock		8-K	4.2	000-29129	11/10/2005
4.3	Innuity, Inc. 15% Senior Secured Note granted to Imperium Master Fund, Ltd.		8-K	4.1	00-29129	5/9/2007
4.4	Warrant to Purchase Common Stock to Imperium Master Fund, Ltd.		8-K	4.2	00-29129	5/9/2007
4.5	Registration Rights Agreement between Innuity, Inc. and Creditdiscovery, LLC, dated December 22, 2006		10-KSB	10.19	000-29129	3/6/2007
4.6	Registration Rights Agreement between Innuity, Inc. and Acquirint, LLC, dated December 22, 2006		10-KSB	10.20	000-29129	3/6/2007
4.7	15% Senior Secured Note		8-K	4.1	000-29129	5/24/2007
4.8	Registration Rights Agreement, dated as of June 6, 2005 by and among Vista.com and certain parties listed therein		8-K	4.4	000-29129	11/10/2005
5.1	Opinion of DLA Piper US LLP	X
10.1	Innuity, Inc. Amended and Restated 1999 Stock Option Plan*		10-KSB	10.1	000-29129	3/23/2006
10.2	Form of Stock Option Agreement*		8-K	99.3	000-29129	11/10/2005
10.3	Form of Common Stock Purchase Agreement*		8-K	99.4	000-29129	11/10/2005
10.4	Lease Agreement dated as of December 23, 2003, entered into by and between Vista.com, Inc. and TIAA Realty, Inc., as amended as of February 29, 2005		8-K	99.8	000-29129	11/10/2005
10.5	Lease, dated as of July 26, 2005, by and between 10x Marketing, LLC and TCU Properties II, LLC		8-K	99.13	000-29129	11/10/2005
10.6	Loan and Security Agreement, dated as of February 18, 2005, entered into by and between Vista.com, Inc. and Comerica Bank, as amended		8-K	99.14	000-29129	11/10/2005
10.7	Agreement dated as of December 16, 2004, as amended, by and between Vista.com, Inc. and BayHill Group, LLC.*		8-K	99.15	000-29129	11/10/2005
10.8	Employment Agreement dated as of June 16, 2005, between Vista.com, Inc. and Mark Lemay*		8-K	99.17	000-29129	11/10/2005

			Incorporated by Reference
Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	File No.	Filing Date

10.9	Indemnification Agreement, dated as of November 9, 2005, by and among Vista.com, Inc., Source Energy Corporation, Craig Carpenter and Jenson Services, Inc.		8-K	99.18	000-29129	11/10/2005
10.10	Lease Option Agreement, dated as of November 9, 2005, by and between Source Energy Corporation and Craig Carpenter		8-K	99.19	000-29129	11/10/2005
10.11	Securities Purchase Agreement relating to 15% Convertible Secured Promissory Note		8-K	99.20	000-29129	11/10/2005
10.12	Lease Agreement dated March 3, 2006, by and between Kelly L. Sapp Trust and Jadeon, Inc.		10-QSB	10.1	000-29129	5/15/2006
10.13	Second Amendment to Loan and Security Agreement with Comerica Bank		10-QSB	10.1	000-29129	11/6/2006
10.14	Form of 15% Convertible Secured Promissory Note		10-QSB	10.3	000-29129	8/4/2006
10.15	Form of Common Stock Warrant		10-QSB	10.5	000-29129	8/4/2006
10.16	Asset Purchase Agreement dated November 8, 2006, by and between Creditdiscovery, LLC, Randall L. Sargent, Ralph H. Smith and Innuity, Inc.		8-K	10.1	000-29129	11/13/2006
10.17	Asset Purchase Agreement dated November 8, 2006, by and between Acquirint, LLC, Randall L. Sargent, Ralph H. Smith and Innuity, Inc.		8-K	10.2	000-29129	11/13/2006
10.18	Lease Agreement dated November 2, 2006, by and between Bryan & Mary Lou Chesledon and Innuity, Inc.		10-KSB	10.21	000-29129	3/6/2007
10.19	Stock Purchase Agreement dated December 29, 2006, by and between Seaport Ventures and Innuity, Inc.		10-KSB	10.22	000-29129	3/6/2007
10.20	Stock Purchase Agreement dated December 29, 2006, by and between Maryanne Dennis and Innuity, Inc.		10-KSB	10.23	000-29129	3/6/2007
10.21	Stock Purchase Agreement dated December 29, 2006, by and between John and Maryanne Dennis Foundation and Innuity, Inc.		10-KSB	10.24	000-29129	3/6/2007
10.22	Settlement Agreement dated January 31, 2007, by and among Vista.com; Ticketmaster, doing business as Citysearch.com; and John Wall		10-KSB	10.25	000-29129	3/6/2007
10.23	Securities Purchase Agreement, dated May 3, 2007, between Innuity, Inc. and Imperium Master Fund, Ltd.		8-K	10.1	000-29129	3/9/2007
10.24	Additional Note Purchase and Global Agreement, dated as of May 18, 2007, between Innuity, inc. and Imperium Master Fund, Ltd.		8-K	10.1	00-29129	5/24/2007
21.1	Subsidiaries of the registrant		10-KSB	21.0	000-29129	3/6/2007
23.1	Consent of DLA Piper US LLP (included in Exhibit 5.1)	X

Incorporated by Reference
Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	File No.	Filing Date

23.2	Consent of Hansen, Barnett & Maxwell, Independent Registered Public Accounting Firm	X
24.1	Power of Attorney (included in the signature page of this registration statement)	X

*	indicates a management contract or compensatory plan

Item 28.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be an initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material. information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant in the purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or person controlling the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Redmond, State of Washington, on June 22, 2007.

INNUITY, INC.

By:	/s/ John R. Wall
John R. Wall
Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints John R. Wall and Linden N. Barney, or either of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form SB-2, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date stated.

Signature	Title	Date

/s/ John R. Wall John R. Wall	Chairman and Chief Executive Officer (Principal Executive Officer)	June 22, 2007

/s/ John R. Dennis John R. Dennis	President and Director	June 22, 2007

/s/ Linden N. Barney Linden N. Barney	Chief Financial Officer (Principal Financial and Accounting Officer)	June 22, 2007

/s/ Keith A. Cannon Keith A. Cannon	Director	June 22, 2007

/s/ Harold H. Kawaguchi Harold H. Kawaguchi	Director	June 22, 2007

/s/ Marvin A. Mall Marvin A. Mall	Director	June 22, 2007

/s/ Greg M. Stevenson Greg M. Stevenson	Director	June 22, 2007

INDEX TO EXHIBITS

			Incorporated by Reference
Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	File No.	Filing Date

3.1	Articles of Incorporation, as amended		10-KSB	3.1	000-29129	3/6/2007
3.2	Articles of Amendment to Articles of Incorporation		10-KSB	3.2	000-29129	3/23/2006
3.3	Amended and Restated Bylaws		8-K	3.2	000-29129	11/10/2005
4.1	Form of Warrants to Purchase Common Stock		8-K	4.1	000-29129	11/10/2005
4.2	Form of Warrants to Purchase Common Stock		8-K	4.2	000-29129	11/10/2005
4.3	Innuity, Inc. 15% Senior Secured Note granted to Imperium Master Fund, Ltd.		8-K	4.1	00-29129	5/9/2007
4.4	Warrant to Purchase Common Stock to Imperium Master Fund, Ltd.		8-K	4.2	00-29129	5/9/2007
4.5	Registration Rights Agreement between Innuity, Inc. and Creditdiscovery, LLC, dated December 22, 2006		10-KSB	10.19	000-29129	3/6/2007
4.6	Registration Rights Agreement between Innuity, Inc. and Acquirint, LLC, dated December 22, 2006		10-KSB	10.20	000-29129	3/6/2007
4.7	15% Senior Secured Note		8-K	4.1	000-29129	5/24/2007
4.8	Registration Rights Agreement, dated as of June 6, 2005 by and among Vista.com and certain parties listed therein		8-K	4.4	000-29129	11/10/2005
5.1	Opinion of DLA Piper US LLP	X
10.1	Innuity, Inc. Amended and Restated 1999 Stock Option Plan*		10-KSB	10.1	000-29129	3/23/2006
10.2	Form of Stock Option Agreement*		8-K	99.3	000-29129	11/10/2005
10.3	Form of Common Stock Purchase Agreement*		8-K	99.4	000-29129	11/10/2005
10.4	Lease Agreement dated as of December 23, 2003, entered into by and between Vista.com, Inc. and TIAA Realty, Inc., as amended as of February 29, 2005		8-K	99.8	000-29129	11/10/2005
10.5	Lease, dated as of July 26, 2005, by and between 10x Marketing, LLC and TCU Properties II, LLC		8-K	99.13	000-29129	11/10/2005
10.6	Loan and Security Agreement, dated as of February 18, 2005, entered into by and between Vista.com, Inc. and Comerica Bank, as amended		8-K	99.14	000-29129	11/10/2005
10.7	Agreement dated as of December 16, 2004, as amended, by and between Vista.com, Inc. and BayHill Group, LLC.*		8-K	99.15	000-29129	11/10/2005
10.8	Employment Agreement dated as of June 16, 2005, between Vista.com, Inc. and Mark Lemay*		8-K	99.17	000-29129	11/10/2005
10.9	Indemnification Agreement, dated as of November 9, 2005, by and among Vista.com, Inc., Source Energy Corporation, Craig Carpenter and Jenson Services, Inc.		8-K	99.18	000-29129	11/10/2005
10.10	Lease Option Agreement, dated as of November 9, 2005, by and between Source Energy Corporation and Craig Carpenter		8-K	99.19	000-29129	11/10/2005
10.11	Securities Purchase Agreement relating to 15% Convertible Secured Promissory Note		8-K	99.20	000-29129	11/10/2005

			Incorporated by Reference
Exhibit		Filed		Exhibit
No.	Description	Herewith	Form	No.	File No.	Filing Date

10.12	Lease Agreement dated March 3, 2006, by and between Kelly L. Sapp Trust and Jadeon, Inc.		10-QSB	10.1	000-29129	5/15/2006
10.13	Second Amendment to Loan and Security Agreement with Comerica Bank		10-QSB	10.1	000-29129	11/6/2006
10.14	Form of 15% Convertible Secured Promissory Note		10-QSB	10.3	000-29129	8/4/2006
10.15	Form of Common Stock Warrant		10-QSB	10.5	000-29129	8/4/2006
10.16	Asset Purchase Agreement dated November 8, 2006, by and between Creditdiscovery, LLC, Randall L. Sargent, Ralph H. Smith and Innuity, Inc.		8-K	10.1	000-29129	11/13/2006
10.17	Asset Purchase Agreement dated November 8, 2006, by and between Acquirint, LLC, Randall L. Sargent, Ralph H. Smith and Innuity, Inc.		8-K	10.2	000-29129	11/13/2006
10.18	Lease Agreement dated November 2, 2006, by and between Bryan & Mary Lou Chesledon and Innuity, Inc.		10-KSB	10.21	000-29129	3/6/2007
10.19	Stock Purchase Agreement dated December 29, 2006, by and between Seaport Ventures and Innuity, Inc.		10-KSB	10.22	000-29129	3/6/2007
10.20	Stock Purchase Agreement dated December 29, 2006, by and between Maryanne Dennis and Innuity, Inc.		10-KSB	10.23	000-29129	3/6/2007
10.21	Stock Purchase Agreement dated December 29, 2006, by and between John and Maryanne Dennis Foundation and Innuity, Inc.		10-KSB	10.24	000-29129	3/6/2007
10.22	Settlement Agreement dated January 31, 2007, by and among Vista.com; Ticketmaster, doing business as Citysearch.com; and John Wall		10-KSB	10.25	000-29129	3/6/2007
10.23	Securities Purchase Agreement, dated May 3, 2007, between Innuity, Inc. and Imperium Master Fund, Ltd.		8-K	10.1	000-29129	3/9/2007
10.24	Additional Note Purchase and Global Agreement, dated as of May 18, 2007, between Innuity, inc. and Imperium Master Fund, Ltd.		8-K	10.1	00-29129	5/24/2007
21.1	Subsidiaries of the registrant		10-KSB	21.0	000-29129	3/6/2007
23.1	Consent of DLA Piper US LLP (included in Exhibit 5.1)	X
23.2	Consent of Hansen, Barnett & Maxwell, Independent Registered Public Accounting Firm	X
24.1	Power of Attorney (included in the signature page of this registration statement)	X

*	indicates a management contract or compensatory plan